
11007363

# SALISBURY BANCORP, INC.



2010 Annual Report

enriching.

# Selected Consolidated Financial Data

| (in thousands except ratios, per share amounts and outstanding shares) | At or for the years ended, December 31 2010 | December 31 2009 |
|---|---|---|
| **Statement of Income** | | |
| Interest and dividend income | $ 24,656 | $ 25,866 |
| Interest expense | 7,497 | 9,032 |
| Net interest income | 17,159 | 16,834 |
| Provision for loan losses | 1,000 | 985 |
| Non-interest income | 5,307 | 4,075 |
| Non-interest expense | 17,113 | 17,507 |
| Income before income taxes | 4,353 | 2,417 |
| Income tax (benefit) | 693 | (49) |
| Net income | $ 3,660 | $ 2,466 |
| Net income available to common shareholders | $ 3,198 | $ 2,102 |
| **Financial Condition** | | |
| Total assets | $ 575,470 | $ 562,347 |
| Loans receivable, net | 352,449 | 327,257 |
| Allowance for loan losses | 3,920 | 3,473 |
| Securities | 153,510 | 151,125 |
| Deposits | 430,289 | 418,203 |
| Federal Home Loan Bank of Boston advances | 72,812 | 76,364 |
| Repurchase agreements | 13,190 | 11,415 |
| Shareholders' equity | 55,016 | 52,355 |
| Non-performing assets | 10,751 | 7,720 |
| **Per Common Share Data** | | |
| Earnings, diluted and basic | $ 1.90 | $ 1.25 |
| Common dividends paid | 1.12 | 0.84 |
| Book value | 27.37 | 25.81 |
| **Statistical Data** | | |
| Net interest margin (fully tax equivalent) | 3.37% | 3.51% |
| Efficiency ratio (fully tax equivalent) | 71.51 | 74.38 |
| Effective income tax rate | 15.92 | (2.03) |
| Return on average assets | 0.56 | 0.39 |
| Return on average shareholders' equity | 6.93 | 5.18 |
| Dividend payout ratio | 59.09 | 89.60 |
| Allowance for loan losses to total loans | 1.10 | 1.05 |
| Non-performing assets to total assets | 1.87 | 1.37 |
| Tier 1 leverage capital | 8.39 | 8.39 |
| Total risk-based capital | 13.91 | 12.86 |
| Common shares outstanding at end of period | 1,687,661 | 1,686,701 |

**Earnings Per Common Share**


$0.66
$1.25
$1.90
08
09
10

**Deposits** (in millions)


$345
$418
$430
08
09
10

**Loans, Net** (in millions)


$297
$327
$352
08
09
10

**Wealth Advisory Assets**


$296
$301
$345
08
09
10



## Dear Fellow Shareholder:

Despite the challenges posed by the economy and an increased regulatory burden, 2010 was a year of positive outcomes and successful initiatives for Salisbury, which delivered value for our customers and shareholders. Trends in Salisbury's financial performance were positive, and we were able to execute important initiatives to prepare for the future.

From a financial perspective, 2010 was a positive year for your Company.

- Earnings per common share amounted to $1.90, up 52%.
- Net income totaled $3,660,000, up 48%.
- At December 31, 2010 assets totaled $575 million, up from $562 million at the end of 2009.
- Net interest income, on a fully taxable equivalent basis, increased $205,000 in 2010 over 2009, primarily as a result of a $25.4 million, or 5.0%, increase in average earning assets.
- Non-interest income increased $1,232,000, or 2.0%, in 2010.
- Non-interest expense decreased by $393,000, or 2.3%, in 2010.
- Salisbury and the Bank remain "well capitalized". At December 31, 2010 the Bank's Tier 1 leverage and total risk-based capital ratios were 6.72% and 11.11%, respectively, compared with regulatory "well capitalized" minimums of 5.00% and 10.00%, respectively. Salisbury's Tier 1 leverage and total risk-based capital ratios were 8.39% and 13.91%, respectively. Salisbury's higher ratios include the Treasury's $8.8 million CPP investment, all of which has been retained at the holding company level.
- During 2010 we paid four quarterly dividends of $.28 per share for a total of $1.12 per share, a testament to our commitment to our shareholders.

Loan credit quality deteriorated slightly during 2010, reflecting the financial challenges facing many of our customers caused by the decline in the local and regional economies. Non-performing assets increased $3.0 million to $10.8 million, or 1.87% of assets at December 31, 2010, compared with $7.7 million, or 1.37% of assets, at December 31, 2009. Ninety-seven percent of non-performing loans are collateralized with real estate, with a weighted average loan-to-value ratio of 70%. The repayment of such loans is largely dependent on the sale of the underlying real estate.

## OUR CORE LINES OF BUSINESS

### Retail Banking

Our retail banking team recorded another year of solid performance including an increase in core deposits. As of December 31, 2010, deposits totaled $430 million, up 2.9% or $12 million from the end of 2009.

In 2010 we continued our strategic initiative to reposition our branch network for future growth. We opened our second branch in New York State, in Millerton, in January of 2010, our eighth branch overall. In August, we relocated our Sheffield, Massachusetts branch to a larger, state of the art facility about a mile north of the previous location. Both facilities provide office space for commercial and residential lending staff as well as a Trust and Wealth Advisory Officer. We also upgraded our Sharon Branch to be consistent with our more recent branch upgrades.

### Retail Lending

With mortgage interest rates falling to historic lows, 2010 was an exceptional year for mortgage originations. While many homeowners took the opportunity to refinance existing mortgages, we also experienced solid mortgage demand for home purchases throughout the year. Our team of knowledgeable Mortgage Advisors originated $87.4 million in residential mortgages during 2010. The record volume contributed to gains on sales of mortgage loans as well as growth of $43.6 million in loans retained in portfolio.

### Business Banking

During 2010 our commercial lenders provided $15.1 million in new loans to small businesses in our tri-state market. Our team also assisted our business customers by providing other services to help them manage their businesses, from cash management services and remote deposit capture to comprehensive checking, savings and retirement solutions.

A particularly successful 2010 initiative focused on the specific needs of municipalities, private schools and non-profit organizations in our markets. Our unique packages of banking products and services resulted in new deposit and loan relationships from these important market segments.

### Trust and Wealth Advisory Services

Our Trust and Wealth Advisory Services Division experienced increased growth and profitability. Total assets under management grew 14.6% to $345 million at December 31, 2010 and trust and wealth advisory services revenue grew 10% to $2.1 million.

During the year our Wealth Advisory Services Division added the investment services of Wright Investors of Milford, Connecticut. This alliance enhances our unique brand of personalized customer service for customer segments that have traditionally been served by mutual fund companies and internet-based solutions. Our professional team is well positioned to serve clients in our traditional markets as well as throughout the state and the region due to our investment in technology and relationships with business partners.

*It is important to continually look forward and to make investments today that will pay dividends in the future.*



**Enriching Our Community**

As a committed corporate citizen, Salisbury Bank has always played an active role in supporting our local communities. This past year, the need for participation was greater than ever and our Bank and employees rose to the challenge. During 2010, our employees contributed their talent and expertise devoting over 11,000 hours to community service. The Bank contributed over $120,000 to support a wide variety of programs, initiatives and nonprofit organizations that support our communities.

We were also pleased to award four Salisbury Bank-funded scholarships in 2010 to help low- and moderate-income students from our local high schools pursue a higher education. The Bank established the Annual Scholarship Program in 2009 to assist students who have a proven financial need and who are currently making a difference in their communities.

Salisbury Bank YOUniversity had another successful year in 2010. This financial fitness initiative was created to bring vital resources and information to our customers and our communities. The financial well-being of our customers is of utmost importance and we continued to sponsor and host community educational seminars. In addition, as part of our identification theft prevention series, we sponsored five "Shred It" days where customers brought documents to our branches for shredding, culminating in a customer education program called "Protect Your Identity Week".

Salisbury Bank's School Savings Program, a partnership between the Bank and the elementary schools in our communities, continued its success. Over the years, hundreds of students have opened their own savings accounts, taking the first step on the road to financial responsibility. By participating in the School Savings Program, children have the opportunity to develop healthy financial habits that can last a lifetime.

Once again, in 2010, Salisbury Bank's employees actively participated in the ABA's Teach Children to Save initiative. Our bankers enjoyed the opportunity to visit our local elementary schools and interact with children to help them learn more about money and banking.

**Investing in our Future**

It is important to continually look forward and to make investments today that will pay dividends in the future.

In 2010 we made core technology investments to position the Bank to better serve our customers and increase operating efficiencies. For example we are enhancing branch workflow and decreasing account opening times, adding new features to our online banking suite of products and expect to offer mobile banking late in 2011. With these new additions, we believe the products and services we offer our customers will be competitive with and comparable to those offered by much larger regional financial institutions that compete in our market.

The most important key to our long-term growth is our ability to attract and retain talented, motivated and dedicated employees. The events of the past two

*As a strong, community-based bank, Salisbury Bank has served the region for over 160 years. We are here for our neighbors now, and we are committed to being here for them in the future.*

years served as a strong reminder of the importance of insuring our workforce remains knowledgeable and engaged. In 2010 we continued to build upon our employees' knowledge and relationship building skills with a variety of training programs, coaching and recognition events.

Our employees understand that success at Salisbury Bank means that each and every one of us treats customers and co-workers with respect, consistent with the Bank's core values.

During 2010, Arthur Bassin was appointed a Director of the Bank and the Company, bringing twenty-five years of experience in executive leadership that included Citibank and Dime Savings Bank of New York, followed by ten years in private equity. He presently lives in Ancramdale, New York and took office as Ancram Town Supervisor in January 2010. Mr. Bassin serves his community and the region through efforts on charitable and corporate boards.

We enhanced our executive management team when Michael Dixon joined the Bank as an Executive Vice President. Mr. Dixon oversees the Wealth Advisory Services Division as well as bank-wide sales and marketing efforts. For the past ten years he had been President of Robert H. Franke & Associates, a bank and trust consulting practice serving community banks across the country.

We unveiled our enhanced Shareholder Relations website in early January 2011. Powered by SNL IR Solutions, the site is accessible through Salisbury Bank's home page at www.salisburybank.com. The website provides comprehensive company news and financial information, including market data, current and historic stock information, a stock basis calculator, and SEC filings. There is also an email notification section where investors can sign up for a variety of financial and other notifications.

**LOOKING AHEAD**

I am proud to lead what I believe to be the leading banking franchise in our tri-state region.

While we face many challenges, including new financial regulations and a tenuous economy, we are confident that we are in an excellent position to take advantage of many new opportunities in the banking and wealth advisory services markets.

As a strong, community-based bank, Salisbury Bank has served the region for over 160 years. We are here for our neighbors now, and we are committed to being here for them in the future. From this solid foundation, we are poised and committed to serving the needs of our individual and business customers by helping to contribute to their success and to the economic success of the markets we serve.

Thank you for your support. I look forward to seeing many of you at our Annual Meeting of Shareholders at 4:00 PM at the Interlaken Inn in Lakeville, Connecticut on May 18, 2011.

Sincerely,



**Richard J. Cantele, Jr.**
*President and Chief Executive Officer,*
*Salisbury Bancorp, Inc. and*
*Salisbury Bank and Trust Company*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2010**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL
RECEIVED
PROCESSING
SECTION
2011


Commission file number 0-24751

# SALISBURY BANCORP, INC.

(Exact name of registrant as specified in its charter)

| **Connecticut** | **06-1514263** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **5 Bissell Street, Lakeville, CT** | **06039** |
| (Address of principal executive offices) | (Zip code) |

(Registrant's telephone number, including area code: **(860) 435-9801**

Securities registered pursuant to Section 12(b) of the Act:

| **Common Stock, par value $.10 per share** | **NYSE Amex Equities** |
|---|---|
| (Title of each class) | (Name of each exchange on which registered) |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2010 was $37,345,253 based on the closing sales price of $24.31 of such stock. The number of shares of the registrant's Common Stock outstanding as of March 1, 2011, was 1,687,661.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive Proxy Statement dated April 8, 2011 for the 2011 Annual Meeting of Shareholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K.

**FORM 10-K**
**SALISBURY BANCORP, INC.**
For the Year Ended December 31, 2010
**TABLE OF CONTENTS**

# PART I

**Forward-Looking Statements**

This Annual Report on Form 10-K may contain and incorporates by reference statements relating to future results of Salisbury Bancorp, Inc. ("Salisbury") that are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, expectations concerning loan demand, growth and performance, simulated changes in interest rates and the adequacy of the allowance for loan losses. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures within Salisbury's markets, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, acquisitions and integrations of acquired businesses, technological changes, changes in law and regulations, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required as well as other risks and uncertainties reported from time to time in Salisbury's filings with the Securities and Exchange Commission.

**Item 1. BUSINESS**

**Salisbury Bancorp, Inc.**

Salisbury Bancorp, Inc. ("Salisbury"), a Connecticut corporation, formed in 1998, is the bank holding company for Salisbury Bank and Trust Company (the "Bank"), a Connecticut-chartered and Federal Deposit Insurance Corporation (the "FDIC") insured commercial bank headquartered in Lakeville, Connecticut. Salisbury common stock is traded on the NYSE Amex Equities under the symbol "SAL". Salisbury's principal business consists of the business of the Bank. The Bank, formed in 1848, provides commercial banking, consumer financing, retail banking and trust and wealth advisory services through eight banking offices, 10 ATMs and its internet website (www.salisburybank.com).

**Abbreviations Used Herein**

| | |
|---|---|
| ARRA | American Recovery and Reinvestment Act of 2009 |
| Bank | Salisbury Bank and Trust Company |
| BHCA | Bank Holding Company Act |
| CTDOB | State of Connecticut Department of Banking |
| CRA | Community Reinvestment Act of 1977 |
| CPP | Capital Purchase Program |
| Dodd-Frank Act | Dodd-Frank Wall Street Reform and Consumer Protection Act |
| FACT Act | Fair and Accurate Credit Transactions Act |
| EESA | Economic Emergency Stabilization Act |
| FDIC | Federal Deposit Insurance Corporation |
| FHLBB | Federal Home Loan Bank of Boston |
| FRA | Federal Reserve Act |
| FRB | Federal Reserve Board |
| GAAP | Generally Accepted Accounting Principles in the United States of America |
| GLBA | Gramm-Leach-Bliley Act |
| HOLA | Home Owners' Loan Act |
| Interstate Banking Act | Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 |
| LIBOR | London Interbank Offered Rate |
| PIC | Passive investment company |
| Salisbury | Salisbury Bancorp, Inc. |
| SOX | Sarbanes-Oxley Act of 2002 |
| SEC | Securities and Exchange Commission |
| TARP | Troubled Asset Relief Program |
| TLGP | FDIC's Temporary Liquidity Guaranty Program |
| Treasury | United States Department of the Treasury |

**Lending Activities**

General

The Bank originates commercial loans, commercial real estate loans, residential and commercial construction loans, residential real estate loans collateralized by one-to-four family residences, home equity lines of credit and fixed rate loans and other consumer loans predominately in the States of Connecticut's Litchfield County, Massachusetts' Berkshire County and New York's Dutchess County in towns proximate to the Bank's 8 full service offices.

Real estate secured the majority of the Bank's loans as of December 31, 2010, including some loans classified as commercial loans. Interest rates charged on loans are affected principally by the Bank's current asset/liability strategy, the demand for such loans, the cost and supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general economic and credit conditions, monetary policies of the federal government, including the Federal Reserve Board (the "FRB"), federal and state tax policies and budgetary matters.

Residential Real Estate Loans

A principal lending activity of the Bank is to originate prime loans secured by first mortgages on one-to-four family residences. The Bank typically originates residential real estate loans through commissioned mortgage representatives. The Bank originates both fixed rate and adjustable rate mortgages.

The Bank currently sells the majority of the fixed rate residential mortgage loans it originates to the FHLBB under the Mortgage Partnership

Finance program. The Bank retains loan servicing. The Bank retains some fixed rate residential mortgage loans and all loans originated under its first time home owner program to borrowers with low to moderate income.

The retention of adjustable rate residential mortgage loans in the portfolio and the sale of longer term, fixed rate residential mortgage loans helps reduce the Bank's exposure to interest rate risk. However, adjustable rate mortgages generally pose credit risks different from the credit risks inherent in fixed rate loans primarily because as interest rates rise, the underlying debt service payments of the borrowers rise, thereby increasing the potential for default. Management believes that these risks, which have not had a material adverse effect on the Bank to date, generally are less onerous than the interest rate risks associated with holding long-term fixed rate loans in the loan portfolio.

Commercial Real Estate Loans

The Bank makes commercial real estate loans for the purpose of allowing borrowers to acquire, develop, construct, improve or refinance commercial real estate where the property is the primary collateral securing the loan, and the income generated from the property is the primary repayment source. Office buildings, light industrial, retail facilities or multi-family income properties, normally collateralize commercial real estate loans. Among the reasons for management's continued emphasis on commercial real estate lending is the desire to invest in assets with yields, which are generally higher than yields on one-to-four family residential mortgage loans, and are more sensitive to changes in interest rates. These loans typically have terms of up to 25 years and interest rates, which adjust over periods of 3 to 10 years, based on one of various rate indices.

Commercial real estate lending generally poses a greater credit risk than residential mortgage lending to owner-occupants. The repayment of commercial real estate loans depends on the business and financial condition of the borrower. Economic events and changes in government regulations, which the Bank and its borrowers do not control, could have an adverse impact on the cash flows generated by properties securing commercial real estate loans and on the market value of such properties. Commercial properties tend to decline in value more rapidly than residential owner-occupied properties during economic down-turns and individual loans on commercial properties tend to be larger than individual loans on residential properties.

Construction Loans

The Bank originates both residential and commercial construction loans. Typically, loans are made to owner-borrowers who will occupy the properties (residential and commercial construction) and to licensed and experienced developers for the construction of single-family homes.

The proceeds of commercial construction loans are disbursed in stages. Bank officers, appraisers and/or independent engineers inspect each project's progress before additional funds are disbursed to verify that borrowers have completed project phases.

Residential construction loans to owner-borrowers generally convert to a fully amortizing long-term mortgage loan upon completion of construction. Construction loans generally have terms of six months to two years.

Construction lending, particularly commercial construction lending, poses greater credit risk than mortgage lending to owner occupants. The repayment of commercial construction loans depends on the business and financial condition of the borrower and on the economic viability of the project financed. A number of borrowers have more than one construction loan outstanding with the Bank at any one time. Economic events and changes in government regulations, which the Bank and its borrowers do not control, could have an adverse impact on the value of properties securing construction loans and on the borrower's ability to complete projects financed and, if not the borrower's residence, sell them for amounts anticipated at the time the projects commenced.

Commercial Loans

Commercial loans are primarily collateralized by equipment, inventory, accounts receivable and/or leases. Commercial loans primarily provide working capital, equipment financing, financing for leasehold improvements and financing for expansion. The Bank offers both term and revolving commercial loans. Term loans have either fixed or adjustable rates of interest and, generally, terms of between two and seven years. Term loans generally amortize during their life, although some loans require a balloon payment at maturity if the amortization exceeds seven years. Revolving commercial lines of credit typically have one or two-year terms, are renewable annually and have a floating rate of interest, which are normally indexed to the Bank's "base rate" of interest and occasionally indexed to the LIBOR.

Commercial lending generally poses a higher degree of credit risk than real estate lending. Repayment of both secured and unsecured commercial loans depends substantially on the success of the borrower's underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is primarily dependent upon the success of the borrower's business. There are very few unsecured loans in the Bank's portfolio.

Secured commercial loans are generally collateralized by equipment, inventory, accounts receivable and leases. Compared to real estate, such collateral is more difficult to monitor, its value is more difficult to validate, it may depreciate more rapidly and it may not be as readily saleable if repossessed.

Consumer Loans

The Bank originates various types of consumer loans, including home equity loans and lines of credit, auto and personal installment loans. Home equity loans and lines of credit are secured by one-to-four family owner-occupied properties, typically by second mortgages. Home equity loans have fixed interest rates, while home equity lines of credit normally adjust based on the Bank's base rate of interest. Consumer loans are originated through the branch network.

### Credit Risk Management and Asset Quality

One of the Bank's key objectives is to maintain a high level of asset quality. The Bank utilizes the following general practices to manage credit risk: limiting the amount of credit that individual lenders may extend; establishing a process for credit approval accountability; careful initial underwriting and analysis of borrower, transaction, market and collateral risks; ongoing servicing of individual loans and lending relationships; continuous monitoring of the portfolio, market dynamics and the economy; and periodically reevaluating the Bank's strategy and overall exposure as economic, market and other relevant conditions change.

Credit Administration is responsible for determining loan loss reserve adequacy, preparing monthly and quarterly reports regarding the credit quality of the loan portfolio; which are submitted to Loan Committee to ensure compliance with the credit policy. In addition, Credit Administration is responsible for managing non-performing and classified assets as well as oversight of all collection activity. On a quarterly basis, the Loan Committee reviews commercial and commercial real estate loans that are risk rated as "Special Mention" or worse, focusing on the current status and strategies to improve the credit.

The loan review function is outsourced to a third party to provide an evaluation of the creditworthiness of the borrower and the appropriateness of the risk rating classifications. The findings are reported to Credit Administration and summary information is then presented to the Loan Committee.

### Trust and Wealth Advisory Services

The Bank provides a range of fiduciary and trust services including general investment management, wealth advisory services to individuals, families and institutions, and estate administration and settlement services.

### Securities

The purpose of the securities portfolio is to diversify the earnings, assets and risk structure of Salisbury, provide liquidity consistent with both projected and potential needs, collateralize certain types of deposits, and assist with maintaining a satisfactory net interest margin and complying with regulatory capital and liquidity requirements. Securities types include U.S. Government and Agency securities, mortgage-backed securities, collateralized mortgage obligations and bank qualified tax exempt municipal bonds.

### Sources of Funds

The Bank uses deposits, proceeds from loan and security maturities, repayments and sales, and borrowings to fund lending, investing and general operations. Deposits represent the Bank's primary source of funds.

Deposits

The Bank offers a variety of deposit accounts with a range of interest rates and other terms, which are designed to meet customer financial needs. Retail and commercial deposits are received through the Bank's banking offices. Additional depositor related services provided to customers include ATM, telephone, Internet Banking and Internet Bill Pay services.

The FDIC provides separate insurance coverage of $250,000 per depositor for each account ownership category. On November 9, 2010, the FDIC's Board of Directors issued a final rule to implement section 343 of the Dodd-Frank Act. Section 343 of the Dodd-Frank Act provides unlimited deposit insurance coverage for "noninterest-bearing transaction accounts" through December 31, 2012. The Act was amended to also provide IOLTAs with unlimited insurance coverage through December 31, 2012.

Deposit flows are significantly influenced by economic conditions, the general level of interest rates and the relative attractiveness of competing deposit and investment alternatives. Deposit pricing strategy is monitored weekly by the Pricing Committee, composed of members of Senior Management. When determining deposit pricing, the Bank considers strategic objectives, competitive market rates, deposit flows, funding commitments and investment alternatives, FHLBB advance rates and rates on other sources of funds.

National, regional and local economic and credit conditions, changes in competitor money market, savings and time deposit rates, prevailing market interest rates and competing investment alternatives all have a significant impact on the level of the Bank's deposits. Deposit generation is a key focus for the Bank as a source of liquidity and to fund continuing asset growth. Competition for deposits has been and is expected to remain strong.

Borrowings

The Bank is a member of the FHLBB that provides credit facilities for regulated, federally insured depository institutions and certain other home financing institutions. Members of the FHLBB are required to own capital stock in the FHLBB and are authorized to apply for advances on the security of their FHLBB stock and certain home mortgages and other assets (principally securities, which are obligations of, or guaranteed by, the United States Government or its agencies) provided certain creditworthiness standards have been met. Under its current credit policies, the FHLBB limits advances based on a member's assets, total borrowings and net worth. Long-term and short-term FHLBB advances are utilized as a source of funding to meet liquidity and planning needs when the cost of these funds are favorable as compared to deposits or alternate funding sources.

Additional funding sources are available through securities sold under agreements to repurchase and the Federal Reserve Bank of Boston.

### Subsidiaries

Salisbury has one subsidiary, Salisbury Bank and Trust Company. The Bank is Salisbury's primary subsidiary and accounts for the majority of Salisbury's income. The Bank has two wholly-owned subsidiaries, SBT Mortgage Service Corporation and SBT Realty, Inc.

SBT Mortgage Service Corporation is a passive investment company ("PIC") that holds loans collateralized by real estate originated or purchased by the Bank. Income of the PIC and its dividends to Salisbury are exempt from the Connecticut Corporate Business Tax. SBT Realty, Inc. was formed to hold New York State real estate and is presently inactive.

**Employees**

At December 31, 2010, the Bank had 126 full-time employees and 21 part-time employees. None of the employees were represented by a collective bargaining group. The Bank maintains a comprehensive employee benefit program providing, among other benefits, group medical and dental insurance, life insurance, disability insurance, a pension plan and an employee 401(k) investment plan. Management considers relations with its employees to be good.

**Market Area**

Salisbury and the Bank are headquartered in Lakeville, Connecticut, which is located in the northwestern quadrant of Connecticut's Litchfield County. The Bank has a total of 8 banking offices, 4 of which are located in Connecticut's Litchfield County; 2 of which are located in Massachusetts' Berkshire County; and 2 of which are located in New York's Dutchess County. The Bank's primary deposit gathering and lending area consists of the communities and surrounding towns that are served by its branch network in Litchfield, Berkshire and Dutchess counties. The Bank also has deposit, lending and trust relationships outside of these areas.

**Competition**

The Bank faces strong competition in attracting and retaining deposits and in making loans. The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations, automated services and office hours. Its most direct competition for deposits and loans has come from commercial banks, savings banks and credit unions located in its market area. Competition for deposits also comes from non-banking companies such as brokerage houses that offer a range of deposit and deposit-like products. Although the Bank expects this continuing competition to have an effect upon the cost of funds, it does not anticipate any substantial adverse effect on maintaining the current deposit base. The Bank is competitive within its market area in the various deposit products it offers to depositors. Due to this fact, management believes the Bank has the ability to maintain its deposit base. The Bank does not rely upon any individual, group or entity for a significant portion of its deposits.

The Bank's competition for real estate loans comes primarily from mortgage banking companies, savings banks, commercial banks, insurance companies, and other institutional lenders. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized service. Factors that affect competition include, among others, the general availability of funds and credit, general and local economic conditions, current interest rate levels and volatility in the mortgage markets.

The banking industry is also experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. Technological advances are likely to increase competition by enabling more companies to provide cost effective products and services.

**Regulation and Supervision**

General

Salisbury is required to file reports and otherwise comply with the rules and regulations of the FRB, the CTDOB and the SEC under the Federal securities laws.

The Bank is subject to extensive regulation by the CTDOB, as its chartering agency, and by the FDIC, as its deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the CTDOB concerning its activities and financial condition. It must obtain regulatory approvals prior to entering into certain transactions, such as mergers.

The following discussion of the laws and regulations material to the operations of Salisbury and the Bank is a summary and is qualified in its entirety by reference to such laws and regulations. Any change in such laws or regulations, whether by the CTDOB, the FDIC, the SEC or the FRB, could have a material adverse impact on Salisbury or the Bank.

Bank Holding Company Regulation

Salisbury is a registered bank holding company under the BHCA and is subject to comprehensive regulation and regular examinations by the FRB. The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the CTDOB. The CTDOB will disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the CTDOB waives this five-year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class.

Under FRB policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the FRB may require a holding company to contribute additional capital to an undercapitalized subsidiary bank.

Bank holding companies must obtain FRB approval before: (i) acquiring, directly or indirectly, ownership or control of another bank or bank holding company; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of any company, which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities, which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers' checks and United States Savings Bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers.

*Dividends*

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should be a "source of strength" to its bank subsidiary and should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, the FRB may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" or if the dividend would violate applicable law or would be an unsafe or unsound banking practice.

*Financial Modernization*

GLBA permits greater affiliation among banks, securities firms, insurance companies, and other companies under a type of financial services company known as a "financial holding company". A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the FRB and the Treasury to authorize additional activities for financial holding companies if they are "financial in nature" or "incidental" to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a "satisfactory" Community Reinvestment Act rating. A financial holding company must provide notice to the FRB within 30 days after commencing activities previously determined by statute or by the FRB and the Treasury to be permissible. Salisbury is a registered financial holding company.

Under GLBA, all financial institutions are required to establish policies and procedures to restrict the sharing of nonpublic customer data with nonaffiliated parties and to protect customer data from unauthorized access. In addition, the FACT Act includes many provisions concerning national credit reporting standards, and permits consumers, including customers of Salisbury, to opt out of information sharing among affiliated companies for marketing purposes. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve Board and the Federal Trade Commission are granted extensive rulemaking authority under the FACT Act, and Salisbury and the Bank are subject to those provisions. The Bank has developed policies and procedures for itself and its affiliate, Salisbury, and believes it is in compliance with all privacy, information sharing, and notification provisions of GLBA and the FACT Act.

Connecticut Banking Laws and Supervision

The Bank is a state-chartered commercial bank under Connecticut law and as such is subject to regulation and examination by the CTDOB. The CTDOB regulates commercial banks, among other financial institutions, for compliance with the laws and regulations of the State of Connecticut, as well as the appropriate rules and regulations of federal agencies. The approval of the CTDOB is required for, among other things, the establishment of branch offices and business combination transactions. The CTDOB conducts periodic examinations of Connecticut-chartered banks. The FDIC also regulates many of the areas regulated by the CTDOB, and federal law may limit some of the authority provided to Connecticut-chartered banks by Connecticut law.

*Lending Activities*

Connecticut banking laws grant commercial banks broad lending authority. With certain limited exceptions, total secured and unsecured loans made to any one obligor under this statutory authority may not exceed 10% and 15%, respectively, of a bank's equity capital and reserves for loan and lease losses.

*Dividends*

The Bank may pay cash dividends out of its net profits. For purposes of this restriction, "net profits" represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by the Bank in any year may not exceed the sum of its net profits for the year in question combined with its retained net profits from the preceding two years, unless the CTDOB approves the larger dividend. Federal law also prevents the Bank from paying dividends or making other capital distributions that would cause it to become "undercapitalized." The FDIC may limit the Bank's ability to pay dividends. No dividends may be paid to the Bank's Shareholders if such dividends would also reduce Shareholders' equity below the amount of the liquidation account required by the Connecticut conversion regulations.

*Powers*

Connecticut law permits Connecticut banks to sell insurance and fixed- and variable-rate annuities if licensed to do so by the Connecticut Insurance CTDOB. With the prior approval of the CTDOB, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the BHCA or the HOLA, both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the CTDOB, unless the CTDOB disapproves the activity.

*Assessments*

Connecticut banks are required to pay assessments to the CTDOB based upon a bank's asset size to fund the CTDOB's operations. The assessments are generally made bi-annually in years that the Bank is examined by the CTDOB.

*Enforcement*

Under Connecticut law, the CTDOB has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The CTDOB's enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

New York and Massachusetts Banking Laws and Supervision

The Interstate Banking Act permits adequately capitalized bank holding companies to acquire banks in any state subject to specified concentration limits and other conditions. The Interstate Banking Act also authorizes the interstate merger of banks. In addition, among other things, the Interstate Banking Act permits banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state. The Bank conducts activities and operates branch offices in New York and Massachusetts as well as Connecticut. The Bank, with respect to offices in New York and Massachusetts, may conduct any activity that is authorized under Connecticut law that is permissible for either New York or Massachusetts state banks or for an out-of-state national bank, at its New York and Massachusetts branch offices, respectively. The New York State Superintendent of Banks may exercise regulatory authority with respect to the Bank's New York branch offices and the Bank is subject to certain rules related to community reinvestment, consumer protection, fair lending, establishment of intra-state branches and the conduct of banking activities with respect to its branches located in New York State. The Massachusetts Commissioner of Banks may exercise similar authority and the Bank is subject to similar rules under Massachusetts Banking Law with respect to the Bank's Massachusetts branch offices.

Federal Regulations

*Capital Requirements*

Under FDIC regulations, federally insured state-chartered banks, such as the Bank, that are not members of the Federal Reserve System ("state non-member banks") are required to comply with minimum leverage capital requirements. If the FDIC determines that an institution is not anticipating or experiencing significant growth and is, in general, a strong banking organization, with a composite rating of 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common Shareholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk.

To be considered "well capitalized", banks are generally expected to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

The FDIC Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

As a bank holding company, Salisbury is subject to FRB capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks.

*Prompt Corrective Regulatory Action*

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories:

- Well capitalized – at least 5% leverage capital, 6% tier one risk based capital and 10% total risk based capital.
- Adequately capitalized – at least 4% leverage capital, 4% tier one risk based capital and 8% total risk based capital.
- Undercapitalized – less than 4% leverage capital, 4% tier one risk based capital and less than 8% total risk based capital. "Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized.
- Significantly undercapitalized – less than 3% leverage capital, 3% tier one risk based capital and less than 6% total risk-based capital. "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company.
- Critically undercapitalized – less than 2% tangible capital. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

As of December 31, 2010, the Bank was "well capitalized".

*Transactions with Affiliates*

Under federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the FRA. In a holding company context, at a minimum, the parent holding company of a bank and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and by requiring that such transactions be on terms that are consistent with safe and sound banking practices.

Further, Section 22(h) of the FRA restricts loans to directors, executive officers, and principal shareholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal Shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA imposes additional limitations on loans to executive officers.

*Enforcement*

The FDIC has extensive enforcement authority over insured banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

Insurance of Deposit Accounts

The Bank's deposit accounts are insured by the FDIC up to applicable legal limits (generally, $250,000 per depositor for each account ownership category and $250,000 for certain retirement plan accounts) and are subject to deposit insurance assessments. On November 9, 2010, the FDIC's Board of Directors issued a final rule to implement section 343 of the Dodd-Frank Act. Section 343 of the Dodd-Frank Act provides unlimited deposit insurance coverage for "noninterest-bearing transaction accounts" through December 31, 2012. The Dodd-Frank Act was amended to also provide IOLTAs with unlimited insurance coverage through December 31, 2012.

The FDIC has adopted a risk-based assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned.

The FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately 1.14 basis points of insured deposits to fund interest payments on bonds issued by The Financing Corporations, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019. The assessment rate is adjusted quarterly to reflect changes in the assessment bases of the fund based on quarterly Call Report and Thrift Financial Report submissions.

The FDIC, in view of the significant decrease in the deposit insurance funds' reserves, imposed a special assessment in the second quarter of 2009. Banks must continue to pay base premium rates on top of any special assessment. Furthermore, banks may be subject to an "emergency" special assessment in addition to other special assessments and regular premium rates. The amount of an emergency special assessment imposed on a bank will be determined by the FDIC if such amount is necessary to provide sufficient assessment income to repay amounts borrowed from the Treasury; to provide sufficient assessment income to repay obligations issued to and other amounts borrowed from insured depository institutions; or for any other purpose the FDIC may deem necessary.

The FDIC may terminate insurance of deposits, after notice and a hearing, if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act, enacted in July 2010, revised the statutory authorities governing the FDIC's management of the Deposit Insurance Fund (the "DIF" or the "Fund"). The Dodd-Frank Act granted the FDIC the ability to achieve goals for Fund management that it has sought to achieve for decades but lacked the tools to accomplish: maintaining a positive Fund balance even during a banking crisis and maintaining moderate, steady assessment rates throughout economic and credit cycles.

Among other things, the Dodd-Frank Act: (1) raised the minimum designated reserve ratio (DRR), which the FDIC must set each year, to 1.35 percent (from the former minimum of 1.15 percent) and removed the upper limit on the DRR (which was formerly capped at 1.5 percent) and therefore on the size of the Fund; (2) required that the Fund reserve ratio reach 1.35 percent by September 30, 2020 (rather than 1.15 percent by the end of 2016, as formerly required); (3) required that, in setting assessments, the FDIC offset the effect of [requiring that the reserve ratio reach 1.35 percent by September 30, 2020 rather than 1.15 percent by the end of 2016 on insured depository institutions with total consolidated assets of less than $10,000,000,000; (4) eliminated the requirement that the FDIC provide dividends from the Fund when the reserve ratio is between 1.35 percent and 1.5 percent; and (5) continued the FDIC's authority to declare dividends when the reserve ratio at the end of a calendar year is at least 1.5 percent, but granted the FDIC sole discretion in determining whether to suspend or limit the declaration or payment of dividends.

The Dodd-Frank Act also required that the FDIC amend its regulations to redefine the assessment base used for calculating deposit insurance assessments. Under the Dodd-Frank Act, the assessment base must, with some possible exceptions, equal average consolidated total assets minus average tangible equity.

Effective April 1, 2011 the FDIC is amending 12 CFR 327 to implement revisions to the Federal Deposit Insurance Act made by the Dodd-Frank Act by modifying the definition of an institution's deposit insurance assessment base; to change the assessment rate adjustments; to revise the deposit insurance assessment rate schedules in light of the new assessment base and altered adjustments; to implement the Dodd-Frank Act's dividend provisions; to revise the large insured depository institution assessment system to better differentiate for risk and better take into account losses from large institution failures that the FDIC may incur; and to make technical and other changes to the FDIC's assessment rules. On February 7, 2011, the FDIC Board of Directors adopted the final rule, which redefines the deposit insurance assessment base as required by the Dodd-Frank Act; makes changes to assessment rates; implements the Dodd-Frank Act's DIF dividend provisions; and revises the risk-based assessment system for all large insured depository institutions (IDIs), generally, those institutions with at least $10 billion in total assets. Nearly all of the 7,600-plus institutions with assets less than $10 billion are expected to pay smaller assessments as a result of this final rule.

Federal Reserve System

The FRB regulations require depository institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $44.4 million or less (which may be adjusted by the FRB) the reserve requirement is 3%; and for amounts greater than $44.4 million, 10% (which may be adjusted by the FRB between 8% and 14%), against that portion of total transaction accounts in excess of $44.4 million. The first $10.3 million of otherwise reservable balances (which may be adjusted by the FRB) are exempt from the reserve requirements. The Bank is in compliance with these requirements.

Federal Home Loan Bank System

The Bank is a member of the Boston region of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The FHLBB provides a central credit facility primarily for member institutions. Member institutions are required to acquire and hold shares of capital stock in the FHLBB in an amount at least equal to the sum of 0.35% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year and 4.5% of its advances (borrowings) from the FHLBB. The Bank was in compliance with this requirement. At December 31, 2010, the Bank had FHLBB stock of $6.0 million and FHLBB advances of $72.8 million.

The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the ability of the Federal Home Loan Banks to pay dividends to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. Recent legislation has changed the structure of the Federal Home Loan Banks' funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks.

The regional banks within the Federal Home Loan Bank System have significant held-to-maturity portfolios of private-label mortgage-backed securities with significant unrealized losses. In response to the unprecedented market conditions and potential future losses, to preserve capital they have adopted a revised retained earnings target, declared a moratorium on excess stock repurchases and restricted quarterly dividend payments to no more than 50% of net profit until the retained earnings target is met. Consequently, in February 2009, the FHLBB announced a suspension of quarterly dividends and the Bank received no FHLBB dividends in 2009 or 2010. There can be no assurance that the impact of recent market conditions on the financial condition of the Federal Home Loan Banks or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the FHLBB stock held by the Bank.

Section 343 of the Dodd-Frank Act

On July 21, 2010, President Barack Obama signed the Dodd-Frank Act into law, which, in part, permanently raised the current standard maximum deposit insurance amount to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category. On November 9, 2010, the FDIC's Board of Directors issued a final rule to implement section 343 of the Dodd-Frank Act. Section 343 of the Dodd-Frank Act provides unlimited deposit insurance coverage for "noninterest-bearing transaction accounts" through December 31, 2012. On December 29, 2010, the President signed legislation that amended the Federal Deposit Insurance Act to include IOLTAs within the definition of a "noninterest" bearing transaction account," thus expanding the temporary unlimited insurance coverage authorized by section 343 of the Dodd-Frank Act to include IOLTAs. On January 18, 2011, the FDIC issued a final rule revising its deposit insurance regulations to reflect this amendment to the Federal Deposit Insurance Act to also include IOLTAs with unlimited insurance coverage through December 31, 2012.

Troubled Asset Relief Program and Capital Purchase Program

TARP was established as part of EESA in October 2008. The TARP gave the Treasury authority to deploy up to $700 billion into the financial system with the objective of improving liquidity in the capital markets. On October 24, 2008, the Treasury announced plans to direct $250 billion of the $700 billion authorized into preferred stock investments in banks (the "CPP"). The general terms of this preferred stock program for a participant bank that is a public company are as follows: pay 5% dividends on the Treasury's preferred stock for the first five years and 9% dividends thereafter; cannot increase common dividends for three years while the Treasury is an investor; the Treasury receives warrants entitling the Treasury to buy participating bank's common stock equal to 15% of the Treasury's total investment in the participating bank; and participating bank executives must agree to certain compensation restrictions, and restrictions on the amount of executive compensation which is tax deductible and other detailed terms and conditions. In addition to the executive compensation restrictions announced by the Treasury, participants in the CPP are also subject to the more stringent executive compensation limits enacted as part of the ARRA, which was signed into law on February 17, 2009. Among other things, the ARRA more strictly limits the payment of incentive compensation and any severance or golden parachute payments to certain highly compensated employees of CPP participants, expands the scope of employees who are subject to a claw-back of bonus and incentive compensation that is based on results that are later found to be materially inaccurate, adds additional corporate governance requirements, and requires the Treasury to perform a retroactive review of compensation to the five highest compensated employees of all CPP participants.

On March 13, 2009, Salisbury entered into a Purchase Agreement with the Treasury pursuant to which Salisbury issued and sold to the Treasury (i) 8,816 shares of Salisbury's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, having a liquidation preference of $1,000 per share (the Series A Preferred Stock) and (ii) a ten-year warrant to purchase up to 57,671 shares of Salisbury's common stock, par value $0.10 per share, at an exercise price of $22.93 per share (the "Warrant"), for an aggregate purchase price of $8,816,000 in cash. All of the proceeds from the sale of the Series A Preferred Stock are treated as Tier 1 Capital for regulatory purposes. Additional terms or restrictions to those mentioned above may be imposed by Treasury or Congress at a later date, and these restrictions may apply retroactively, so long as Salisbury remains a participant in the CPP. Such restrictions could have a material adverse affect on Salisbury's operations, revenue and financial condition, and on its ability to pay dividends.

Other Regulations

*Sarbanes-Oxley Act of 2002*

The stated goals of SOX are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of certain issues by the SEC and the Comptroller General. SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

SOX addresses, among other matters, audit committees; certification of financial statements and internal controls by the Chief Executive Officer and Chief Financial Officer; the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve-month period following initial publication of any financial statements that later require restatement; a prohibition on insider trading during pension plan black-out periods; disclosure of off-balance sheet transactions; a prohibition on certain loans to directors and officers; expedited filing requirements for Forms 4; disclosure of a code of ethics and filing a Form 8-K for significant changes or waivers of such code; "real time" filing of periodic reports; the formation of a public company accounting oversight board; auditor independence; and various increased criminal penalties for violations of securities laws. The SEC has enacted rules to implement various provisions of SOX.

*USA PATRIOT Act*

Under Title III of the USA PATRIOT Act, all financial institutions are required to take certain measures to identify their customers, prevent money laundering, monitor customer transactions and report suspicious activity to U.S. law enforcement agencies. Financial institutions also are required to respond to requests for information from federal banking regulatory authorities and law enforcement agencies. Information sharing among financial institutions for the above purposes is encouraged by an exemption granted to complying financial institutions from the privacy provisions of GLBA and other privacy laws. Financial institutions that hold correspondent accounts for foreign banks or provide private banking services to foreign individuals are required to take measures to avoid dealing with certain foreign individuals or entities, including foreign banks with profiles that raise money laundering concerns, and are prohibited from dealing with foreign "shell banks" and persons from jurisdictions of particular concern. The primary federal banking regulators and the Secretary of the Treasury have adopted regulations to implement several of these provisions. All financial institutions also are required to establish internal anti-money laundering programs. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act or the BHCA. Salisbury has in place a Bank Secrecy Act and USA PATRIOT Act compliance program, and engages in very few transactions of any kind with foreign financial institutions or foreign persons.

*Community Reinvestment Act and Fair Lending Laws*

Salisbury has a responsibility under the CRA to help meet the credit needs of our communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. In connection with its examination, the FDIC assesses the Bank's record of compliance with the CRA. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit discrimination in lending practices on the basis of characteristics specified in those statutes. The Bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on our activities. The Bank's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions against the Bank by the FDIC as well as other federal regulatory agencies and the Department of Justice. The Bank's latest FDIC CRA rating was "satisfactory".

**Impact of Inflation and Changing Prices**

The Consolidated Financial Statements and their Notes presented within this document have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Salisbury's operations. Unlike the assets and liabilities of industrial companies, nearly all of the assets and liabilities of Salisbury are monetary in nature. As a result, interest rates have a greater impact on Salisbury's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

**Availability of Securities and Exchange Commission Filings**

Salisbury makes available free of charge on its website (www.salisburybank.com) a link to its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as practicable after such reports are electronically filed with or furnished to the SEC. Such reports filed with the SEC are also available on its website (www.sec.gov). The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room, 100 F Street, NE, Washington, DC 20549. Information about the Public Reference Room can be obtained by calling 1-800-SEC-0330. Information on Salisbury's website is not incorporated by reference into this report. Investors are encouraged to access these reports and the other information about Salisbury's business and operations on its website. Copies of these filings may also be obtained from Salisbury free of charge upon request.

**Item 1A. RISK FACTORS**

Salisbury is the registered bank holding company for the Bank, a wholly-owned subsidiary. Salisbury's activity is currently limited to the holding of the Bank's outstanding capital stock and the Bank is Salisbury's primary investment.

An investment in Salisbury common stock entails certain risks. Salisbury considers the most significant factors affecting risk in Salisbury common stock as those that are set forth below. These are not the only risks of an investment in Salisbury common stock, and none of the factors set forth below relates to the personal circumstances of individual investors. Investors should read this entire Form 10-K, as well as other documents and exhibits that are incorporated by reference in the 10-K and that have been filed with the SEC, in order to better understand these risks and to evaluate investment in Salisbury common stock.

**Changes in interest rates and spreads could have a negative impact on earnings.**

Salisbury's earnings and financial condition are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. The narrowing of interest rate spreads, meaning the difference between interest rates earned on loans and investments and the interest rates paid on deposits and borrowings, could adversely affect Salisbury's earnings and financial condition. Salisbury cannot predict with certainty or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the FRB, affect interest income and interest expense. Salisbury has ongoing policies and procedures designed to manage the risks associated with changes in market interest rates.

However, changes in interest rates still may have an adverse effect on Salisbury's profitability. For example, high interest rates could also affect the volume of loans that Salisbury originates, because higher rates could cause customers to apply for fewer mortgages, or cause depositors to shift funds from accounts that have a comparatively lower rate, to accounts with a higher rate or experience customer attrition due to competitor pricing. If the cost of interest-bearing deposits increases at a rate greater than the yields on interest-earning assets increase, net interest income will be negatively affected. Changes in the asset and liability mix may also affect net interest income. Similarly, lower interest rates cause higher yielding assets to prepay and floating or adjustable rate assets to reset to lower rates. If Salisbury is not able to reduce its funding costs sufficiently, due to either competitive factors or the maturity schedule of existing liabilities, then Salisbury's net interest margin will decline.

**Weakness in the markets for residential or commercial real estate, including the secondary residential mortgage loan markets, could reduce Salisbury's net income and profitability.**

Declines in home prices, increases in delinquency and default rates, and constrained secondary credit markets affect the mortgage industry generally. Salisbury's financial results may be adversely affected by changes in real estate values. Decreases in real estate values could adversely affect the value of property used as collateral for loans and investments. If poor economic conditions result in decreased demand for real estate loans, Salisbury's net income and profits may decrease.

Weakness in the secondary market for residential lending could have an adverse impact upon Salisbury's profitability. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses, or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods beyond that which is provided for in Salisbury's allowance for loan losses, which would adversely affect Salisbury's financial condition or results of operations.

**Salisbury's allowance for loan losses may be insufficient.**

Salisbury's business is subject to periodic fluctuations based on national and local economic conditions. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on Salisbury's operations and financial condition. For example, recent declines in housing activity including declines in building permits, housing starts and home prices may make it more difficult for Salisbury's borrowers to sell their homes or refinance their debt. Sales may also slow, which could strain the resources of real estate developers and builders. The current economic uncertainty has affected employment levels and could impact the ability of Salisbury's borrowers to service their debt. Bank regulatory agencies also periodically review Salisbury's allowance for loan losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses Salisbury will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on Salisbury's financial condition and results of operations. Salisbury may suffer higher loan losses as a result of these factors and the resulting impact on its borrowers.

**Credit market conditions may impact Salisbury's investments.**

Significant credit market anomalies may impact the valuation and liquidity of Salisbury's investment securities. The problems of numerous financial institutions have reduced market liquidity, increased normal bid-asked spreads and increased the uncertainty of market participants. Such illiquidity could reduce the market value of Salisbury's investments, even those with no apparent credit exposure. The valuation of Salisbury's investments requires judgment and as market conditions change investment values may also change.

**If all or a significant portion of the unrealized losses in Salisbury's portfolio of investment securities were determined to be other-than-temporarily impaired, Salisbury would recognize a material charge to its earnings and its capital ratios would be adversely impacted.**

As of December 31, 2010, Salisbury had $3.9 million of after-tax gross unrealized losses associated with its portfolio of securities available-for-sale, compared with $5.8 million at December 31, 2009. The fair value of such securities is supplied by third-party sources.

Management must assess whether unrealized losses are other-than-temporary and relies on data supplied by third-party sources to do so.

The determination of whether a decline in fair value is other-than-temporary considers numerous factors, many of which involve significant judgment.

To the extent that any portion of the unrealized losses in Salisbury's portfolio of investment securities is determined to be other-than-temporarily impaired, Salisbury will recognize a charge to its earnings in the quarter during which such determination is made and its earnings and capital ratios will be adversely impacted. Salisbury did not recognize any other-than-temporary impairment losses in 2010. However, in 2009, Salisbury recognized $744,000 in after-tax charges to earnings as a result of other-than-temporary impairment determinations.

**If the goodwill that Salisbury has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on Salisbury's profitability.**

Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the acquired company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2010, Salisbury had $9.8 million of goodwill on its balance sheet. Salisbury must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on Salisbury's financial condition and results of operations.

**Salisbury's participation in the U.S. Treasury's Capital Purchase Program restricts Salisbury's ability to increase dividends on its common stock.**

In March 2009, the Treasury invested $8.8 million in preferred stock in Salisbury under the CPP. The Treasury was issued warrants entitling Treasury to buy Salisbury common stock equal to 15% of Treasury's preferred stock investment. The terms of CPP require Salisbury to pay 5% dividends on the Treasury's preferred stock for the first five years, and then 9% dividends thereafter (not tax deductible) and restrict Salisbury's ability to increase its dividends on its common stock, redeem the preferred stock, undertake stock repurchase programs and pay executive compensation so long as Salisbury remains a participant in the CPP. The Treasury or Congress may impose additional restrictions in the future which may apply retroactively. These restrictions have a material effect on Salisbury's operations, revenue and financial condition and its ability to pay dividends.

**Salisbury may not pay dividends if it is unable to receive dividends from the Bank.**

Cash dividends from the Bank and Salisbury's liquid assets are the principal sources of funds for paying cash dividends on Salisbury's common stock and preferred stock. Unless Salisbury receives dividends from the Bank or chooses to use its liquid assets, it may not be able to pay dividends. The Bank's ability to pay dividends to Salisbury is subject to its ability to earn net income and to meet certain regulatory requirements.

**Strong competition within Salisbury's market areas may limit growth and profitability.**

Competition in the banking and financial services industry is intense. Salisbury competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. As Salisbury grows, it may expand into contiguous market areas where it may not be as well-known as other institutions that have been operating in those areas for some time. In addition, larger banking institutions may become increasingly active in its market areas and may have substantially greater resources and lending limits than it has and may offer certain services that it does not or cannot efficiently provide. Salisbury's profitability depends upon its continued ability to successfully compete in its market areas. The greater resources and deposit and loan products offered by some competitors may limit its ability to grow profitably.

**Salisbury is subject to extensive government regulation and supervision.**

Salisbury and the Bank are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not Shareholders. These regulations affect Salisbury's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Salisbury in substantial and unpredictable ways. Such changes could subject Salisbury to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on Salisbury's business, financial condition and results of operations. While Salisbury has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See the section captioned "Supervision and Regulation" in Item 1 of this report for further information.

**Salisbury's stock price can be volatile.**

Salisbury's stock price can fluctuate widely in response to a variety of factors including:

- Actual or anticipated variations in quarterly operating results
- Recommendations by securities analysts
- New technology used, or services offered, by competitors

- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Salisbury or Salisbury's competitors
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions
- Operating and stock price performance of other companies that investors deem comparable to Salisbury
- News reports relating to trends, concerns and other issues in the financial services industry
- Changes in government regulations
- Geopolitical conditions such as acts or threats of terrorism or military conflicts
- Extended recessionary environment

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations could also cause Salisbury's stock price to decrease regardless of Salisbury's operating results.

**Salisbury may not be able to attract and retain skilled personnel.**

Salisbury's success depends, in large part, on its ability to attract and retain key people. Competition for people with specialized knowledge and skills can be intense and Salisbury may not be able to hire people or to retain them. The unexpected loss of services of one or more of Salisbury's key personnel could have a material adverse impact on the business because of their skills, knowledge of the market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

**Salisbury continually encounters technological change.**

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology can increase efficiency and enable financial institutions to better serve customers and to reduce costs. However, some new technologies needed to compete effectively result in incremental operating costs. Salisbury's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in operations. Many of Salisbury's competitors have substantially greater resources to invest in technological improvements. Salisbury may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Salisbury's business and, in turn, its financial condition and results of operations.

**Salisbury's controls and procedures may fail or be circumvented.**

Management regularly reviews and updates Salisbury's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Salisbury's business, results of operations and financial condition.

**Customer information may be misappropriated and used fraudulently.**

Risk of theft of customer information resulting from security breaches by third parties exposes banks to reputation risk and potential monetary loss. Like other financial institutions, Salisbury has exposure to fraudulent misuse of its customer's personal information resulting from its general business operations through loss or theft of the information and through misappropriation of information by third parties in connection with customer use of financial instruments, such as debit cards.

**Changes in accounting standards can materially impact Salisbury's financial statements.**

Salisbury's accounting policies and methods are fundamental to how Salisbury records and reports its financial condition and results of operations. From time to time, the Financial Accounting Standards Board or regulatory authorities change the financial accounting and reporting standards that govern the preparation of Salisbury's financial statements. These changes can be hard to predict and can materially impact how it records and reports its financial condition and results of operations. In some cases, it could be required to apply a new or revised standard retroactively, resulting in Salisbury restating prior period financial statements.

**Changes and interpretations of tax laws and regulations may adversely impact Salisbury's financial statements.**

Local, state or federal tax authorities may interpret tax laws and regulations differently than Salisbury and challenge tax positions that Salisbury has taken on its tax returns. This may result in the disallowance of deductions or differences in the timing of deductions and result in the payment of additional taxes, interest or penalties that could materially affect Salisbury's performance.

**Unprecedented disruption and significantly increased risk in the financial markets may impact Salisbury.**

The banking industry has experienced unprecedented turmoil over the past two years as some of the world's major financial institutions collapsed, were seized or were forced into mergers as the credit markets tightened and the economy headed into a recession and has eroded confidence in the world's financial system. Measures taken by the Government in an effort to stabilize the economy may have unintended consequences and there can be no assurance that Salisbury will not be impacted by current market uncertainty in a way it cannot currently predict or mitigate.

**Item 1B. UNRESOLVED SEC STAFF COMMENTS**

Not Applicable.

**Guide 3 Statistical Disclosure by Bank Holding Companies**

The following information required by Securities Act Guide 3 "Statistical Disclosure by Bank Holding Companies" is located on the pages noted below.



**Item 2. PROPERTIES**

Salisbury is not the owner or lessee of any properties. The properties described below are properties owned or leased by the Bank.

The Bank conducts its business at its main office, located at 5 Bissell Street, Lakeville, Connecticut, and through 7 full service branch offices located in Canaan, Salisbury and Sharon, Connecticut, Sheffield and South Egremont, Massachusetts, and Dover Plains and Millerton, New York. The Bank's trust and wealth advisory services division is located in a separate building adjacent to the main office of the Bank in Lakeville, Connecticut. The Bank owns its main office and five of its branch offices and leases two branch offices.

For additional information, see Note 6, "Premises and Equipment," and Note 18, "Commitments and Contingent Liabilities" To the Consolidated Financial Statements.

The following table includes all property owned or leased by the Bank, but does not include Other Real Estate Owned.

| Offices | Location | Owned/Leased | Lease expiration |
|---|---|---|---|
| Main Office | 5 Bissell Street, Lakeville, CT | Owned | - |
| Trust and Wealth Advisory Services Division | 19 Bissell Street, Lakeville, CT | Owned | - |
| Salisbury Office | 18 Main Street, Salisbury, CT | Owned | - |
| Sharon Office | 29 Low Road, Sharon, CT | Owned | - |
| Canaan Operations | 94 Main Street, Canaan, CT | Owned | - |
| Canaan Office | 100 Main Street, Canaan, CT | Owned | - |
| Millerton Office | 87 Main Street, Millerton, NY | Owned | - |
| South Egremont Office | 51 Main Street, South Egremont, MA | Leased | 9/10/12 |
| Sheffield Office | 640 North Main Street, Sheffield, MA | Owned | - |
| Dover Plains Office | 5 Dover Village Plaza, Dover Plains, NY | Leased | 3/26/17 |

**Item 3. LEGAL PROCEEDINGS**

The Bank is involved in various claims and legal proceedings arising out of the ordinary course of business.

The Bank, individually and in its capacity as a former Co-Trustee of the Erling C. Christophersen Revocable Trust (the "Trust"), has been named as a defendant in litigation currently pending in the Connecticut Complex Litigation Docket in Stamford, captioned John Christophersen v. Erling Christophersen, et al., X05-CV-08-5009597S (the "First Action"). The Bank also is a counterclaim-defendant in a related mortgage foreclosure litigation also pending in the Connecticut Complex Litigation Docket in Stamford, captioned Salisbury Bank & Trust Company v. Erling C. Christophersen, et al., X05-CV-10-6005847-S (the "Foreclosure Action," together with the First Action, the "Actions"). The other parties to the Actions are John R. Christophersen; Erling C. Christophersen, individually and as Co-Trustee of the Trust; Bonnie Christophersen and Elena Dreiske, individually and as Co-Trustees of the Mildred B. Blount Testamentary Trust; People's United Bank; Law Offices of Gary Oberst, P.C.; Rhoda Rudnick; and Hinckley Allen & Snyder LLP.

The Actions involve a dispute over title to certain real property located in Westport, Connecticut that was conveyed by Erling Christophersen, as grantor, to the Trust on or about August 8, 2007. Subsequent to this conveyance, the Bank loaned $3,386,609 to the Trust, which was secured by an open-end commercial mortgage in favor of the Bank on the Westport property. This mortgage is the subject of the Foreclosure Action brought by the Bank.

The gravamen of the plaintiff/counterclaim-plaintiff John Christophersen's claims in the Actions is that he has an interest in the Westport real property transferred to the Trust of which he was allegedly wrongfully divested on account of the actions of the defendants. In the Actions plaintiff seeks to quiet title to the property and to recover money damages from the defendants for the alleged wrongful divestiture of his claimed interest in the property.

In addition to the mortgage on the property, the Bank, at the time of the financing referenced above, acquired a lender's title insurance policy from the Chicago Title & Insurance Company, which is providing a defense to the Bank in the First Action under a reservation of rights. The Bank denies any wrongdoing, and is actively defending the case. The First Action presently is stayed, by Court order, pending resolution of a parallel action pending in New York Surrogate's Court to which the Bank is not a party. The Foreclosure Action remains in its early pleading stage. No discovery has been taken to date.

There are no other material pending legal proceedings, other than ordinary routine litigation incident to the registrant's business, to which Salisbury is a party or of which any of its property is subject.

**Item 4. RESERVED**

# PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

For the information required by this item see "Note 23 - Selected Quarterly Consolidated Financial Data (Unaudited)" of Notes to Consolidated Financial Statements.

### Holders

There were approximately 1,505 holders of record of the common stock of Salisbury as of March 1, 2011. This number includes brokerage firms and other financial institutions that hold stock in their name, but which is actually beneficially owned by third parties.

### Equity Compensation Plan Information

For the information required by this item see "Note 14 – Directors Stock Retainer Plan" of Notes to Consolidated Financial Statements.

### Recent Sales of Unregistered Securities

None.

### Dividends

For a discussion of Salisbury's dividend policy and restrictions on dividends see "Management Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Dividends".

## Item 6. SELECTED FINANCIAL DATA

The following tables contain certain information concerning the financial position and results of operations of Salisbury at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and related notes.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except ratios and per share amounts)

| At or for the years ended December 31, | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| **Statement of Income** | | | | | |
| Interest and dividend income | $ 24,656 | $ 25,866 | $ 26,557 | $ 26,152 | $ 23,730 |
| Interest expense | 7,497 | 9,032 | 10,825 | 12,432 | 10,459 |
| Net interest and dividend income | 17,159 | 16,834 | 15,732 | 13,720 | 13,271 |
| Provision (credit) for loan losses | 1,000 | 985 | 1,279 | - | (87) |
| Gains on securities, net | 16 | 473 | 600 | 295 | 517 |
| Other-than-temporary impairment losses, net | - | (1,128) | (2,955) | - | - |
| Trust and wealth advisory | 2,102 | 1,978 | 2,264 | 2,050 | 1,981 |
| Service charges and fees | 2,006 | 1,725 | 1,930 | 1,606 | 1,478 |
| Gains on sales of mortgage loans, net | 889 | 488 | 344 | 387 | 524 |
| Mortgage servicing, net | 24 | 80 | (124) | (50) | (103) |
| Other | 270 | 459 | 182 | 177 | 186 |
| Non-interest income | 5,307 | 4,075 | 2,241 | 4,465 | 4,583 |
| Non-interest expense | 17,113 | 17,506 | 16,009 | 13,515 | 12,245 |
| Income before income taxes | 4,353 | 2,418 | 685 | 4,670 | 5,696 |
| Income tax (benefit) provision | 693 | (49) | (421) | 870 | 1,442 |
| Net income | 3,660 | 2,467 | 1,106 | 3,800 | 4,254 |
| Net income available to common shareholders | 3,198 | 2,102 | 1,106 | 3,800 | 4,254 |
| **Financial Condition** | | | | | |
| Total assets | $ 575,470 | $ 562,347 | $ 495,754 | $ 461,960 | $ 450,340 |
| Loans receivable, net | 352,449 | 327,257 | 297,367 | 268,191 | 252,464 |
| Allowance for loan losses | 3,920 | 3,473 | 2,724 | 2,475 | 2,474 |
| Securities | 153,511 | 151,125 | 155,916 | 152,624 | 161,232 |
| Deposits | 430,289 | 418,203 | 344,925 | 317,741 | 318,586 |
| Federal Home Loan Bank of Boston advances | 72,812 | 76,364 | 87,914 | 95,011 | 87,093 |
| Repurchase agreements | 13,190 | 11,415 | 11,203 | - | - |
| Shareholders' equity | 55,016 | 52,355 | 38,939 | 45,564 | 44,349 |
| Non-performing assets | 10,751 | 7,720 | 5,380 | 1,824 | 964 |
| **Per Common Share Data** | | | | | |
| Earnings, diluted and basic | $1.90 | $1.25 | $0.66 | $2.26 | $2.53 |
| Cash dividends paid | 1.12 | 1.12 | 1.12 | 1.08 | 1.04 |
| Tangible book value | 20.81 | 19.12 | 16.58 | 19.89 | 19.34 |
| **Statistical Data** | | | | | |
| Net interest margin (fully tax equivalent) | 3.37% | 3.51% | 3.74% | 3.54% | 3.67% |
| Efficiency ratio (fully tax equivalent) | 71.51 | 74.38 | 71.56 | 68.74 | 69.16 |
| Effective tax rate | 15.92 | (2.03) | (61.45) | 18.63 | 25.32 |
| Return on average assets | 0.56 | 0.39 | 0.23 | 0.85 | 1.02 |
| Return on average shareholders' equity | 6.93 | 5.18 | 2.59 | 8.71 | 9.83 |
| Dividend payout ratio | 59.09 | 89.60 | 169.70 | 47.79 | 41.11 |
| Allowance for loan losses to total loans | 1.10 | 1.05 | 0.91 | 0.92 | 0.97 |
| Non-performing assets to total assets | 1.87 | 1.37 | 1.09 | 0.39 | 0.21 |
| Tier 1 leverage capital | 8.39 | 8.39 | 7.74 | 8.24 | 8.43 |
| Total risk-based capital | 13.91 | 12.86 | 11.59 | 15.00 | 15.28 |
| Weighted average equivalent shares outstanding, diluted | 1,687 | 1,686 | 1,686 | 1,685 | 1,684 |
| Common shares outstanding at end of period | 1,688 | 1,687 | 1,686 | 1,685 | 1,684 |

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

Salisbury, a Connecticut corporation, formed in 1998, is the bank holding company for the Bank, a Connecticut-chartered and FDIC insured commercial bank headquartered in Lakeville, Connecticut. Salisbury's principal business consists of the business of the Bank. The Bank, formed in 1848, is engaged in customary banking activities, including general deposit taking and lending activities to both retail and commercial markets, and trust and wealth advisory services. The Bank conducts its banking business from eight full-service offices in the towns of Canaan, Lakeville, Salisbury and Sharon, Connecticut, South Egremont and Sheffield, Massachusetts, and, Dover Plains and Millerton, New York, and its trust and wealth advisory services from offices in Lakeville, Connecticut.

Critical Accounting Policies and Estimates

Salisbury's consolidated financial statements follow GAAP as applied to the banking industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event.

Salisbury's significant accounting policies are presented in Note 1 of Notes to Consolidated Financial Statements and, along with this Management's Discussion and Analysis, provide information on how significant assets are valued in the financial statements and how those values are determined. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating Salisbury's reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

The allowance for loan losses represents management's estimate of credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the balance sheet. Note 1 describes the methodology used to determine the allowance for loan losses. A discussion of the factors driving changes in the amount of the allowance for loan losses are included in the "Provision and Allowance for Loan Losses" section of Management's Discussion and Analysis.

Management evaluates goodwill and identifiable intangible assets for impairment annually using valuation techniques that involve estimates for discount rates, projected future cash flows and time period calculations, all of which are susceptible to change based on changes in economic conditions and other factors. Future events or changes in the estimates, which are used to determine the carrying value of goodwill and identifiable intangible assets or which otherwise adversely affects their value or estimated lives could have a material adverse impact on the results of operations.

Management evaluates securities for other-than-temporary impairment giving consideration to the extent to which the fair value has been less than cost, estimates of future cash flows, delinquencies and default severity, and the intent and ability of Salisbury to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The consideration of the above factors is subjective and involves estimates and assumptions about matters that are inherently uncertain. Should actual factors and conditions differ materially from those used by management, the actual realization of gains or losses on investment securities could differ materially from the amounts recorded in the financial statements.

The determination of the obligation and expense for pension and other postretirement benefits is dependent on certain assumptions used in calculating such amounts. Key assumptions used in the actuarial valuations include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. Actual results could differ from the assumptions and market driven rates may fluctuate. Significant differences in actual experience or significant changes in the assumptions may materially affect the future pension and other postretirement obligations and expense.

OVERVIEW

Net income available to common shareholders for the year ended December 31, 2010 was $3,198,000, or $1.90 per common share, compared with $2,102,000, or $1.25 per common share, for the year ended December 31, 2009. Return on average common shareholders' equity was 6.93% for 2010 compared with 5.18% for 2009. Net interest and dividend income increased $325,000 due primarily to a $25.4 million increase in average earning assets, made possible by significant deposit growth, which more than offset a 14 basis point decrease in the net interest margin to 3.37% from 3.51%. The decline in the net interest margin was mostly due to a narrowing of interest spreads, as asset yields declined more than funding rates. The provision for loan losses for 2010 was $1,000,000 compared with $985,000 for 2009. Non-interest income increased $1,232,000 in 2010 due to securities losses in 2009 and higher income in 2010 from sales and servicing of mortgage loans and service charges and fees. Non-interest expense decreased $394,000 due primarily to lower FDIC insurance, professional fees and compensation expense, offset in part by higher premises and equipment expense.

During 2010, Salisbury's assets grew $13 million to $575 million at December 31, 2010. Net loans receivable grew $25 million, or 7.70%, to $352 million. Non-performing assets increased $3.0 million to $10.8 million at December 31, 2010, of which a single loan relationship accounts for $3.0 million of non-performing assets for years 2010 and 2009. Reserve coverage, as measured by the ratio of the allowance for loan losses to gross loans increased slightly to 1.10% at December 31, 2010 compared with 1.05% at December 31, 2009.

Deposits grew $12 million to $430 million at December 31, 2010 from $418 million at December 31, 2009. In January 2010 Salisbury opened a new branch in Millerton, NY, and in August 2010 Salisbury relocated its Sheffield, MA, branch to a larger facility.

In March 2009, Salisbury issued $8.8 million of preferred stock pursuant to the TARP CCP.

At December 31, 2010, Salisbury's tangible book value per common share was $20.81 and tier 1 leverage and total risk-based capital ratios were 8.40% and 13.84%, respectively. Both Salisbury and the Bank are categorized as "well capitalized", as defined by the Prompt Corrective Action regulations issued by the FDIC and the FRB.

The following discussion and analysis of Salisbury's consolidated results of operations should be read in conjunction with the Consolidated Financial Statements and footnotes.

RESULTS OF OPERATIONS

### Comparison of the Years Ended December 31, 2010 and 2009

### Net Interest and Dividend Income

Net interest and dividend income (presented on a tax-equivalent basis) increased $178,000 in 2010 over 2009 due primarily to a $25.4 million, or 5.0%, increase in average earning assets, facilitated by deposit growth, which more than offset a 14 basis point decrease in the net interest margin to 3.37% from 3.51%. The decrease in the net interest margin was mostly due to a 4 basis point decrease in the spread as asset yields declined more than funding rates. The net interest margin was also affected by changes in the mix of earning assets and funding liabilities, asset and liability growth, changes in market interest rates, and the impact of asset and liability re-pricing. The following table sets forth the components of Salisbury's net interest income and yields on average interest-earning assets and interest-bearing funds. Income and yields on tax-exempt securities are presented on a fully taxable equivalent basis.

| Years ended December 31, | Average Balance | | | Income / Expense | | | Average Yield / Rate | | |
|---|---|---|---|---|---|---|---|---|---|
| (dollars in thousands) | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| Loans (a) | $ 342,555 | $ 308,027 | $ 287,923 | $18,483 | $18,233 | $ 18,449 | 5.40% | 5.93% | 6.41% |
| Securities (c)(d) | 155,658 | 166,608 | 154,253 | 7,035 | 8,673 | 8,900 | 4.52 | 5.21 | 5.77 |
| FHLBB stock | 6,032 | 5,650 | 5,251 | - | - | 275 | - | - | 5.25 |
| Short term funds (b) | 34,822 | 33,346 | 5,745 | 172 | 114 | 141 | 0.49 | 0.34 | 2.45 |
| Total earning assets | 539,067 | 513,631 | 453,172 | 25,690 | 27,020 | 27,765 | 4.77 | 5.27 | 6.13 |
| Other assets | 33,567 | 25,259 | 23,680 | | | | | | |
| Total assets | $ 572,634 | $ 538,890 | $ 476,852 | | | | | | |
| Interest-bearing demand deposits | $ 56,727 | $ 34,060 | $ 24,517 | 628 | 266 | 53 | 1.11 | 0.78 | 0.22 |
| Money market accounts | 72,975 | 65,970 | 63,914 | 379 | 565 | 1,217 | 0.52 | 0.86 | 1.90 |
| Savings and other | 90,597 | 80,517 | 63,185 | 528 | 694 | 926 | 0.58 | 0.86 | 1.47 |
| Certificates of deposit | 136,980 | 148,954 | 116,959 | 2,830 | 4,265 | 4,437 | 2.07 | 2.86 | 3.79 |
| Total interest-bearing deposits | 357,279 | 329,501 | 268,575 | 4,365 | 5,790 | 6,633 | 1.22 | 1.76 | 2.47 |
| Repurchase agreements | 12,611 | 11,775 | 4,948 | 90 | 131 | 106 | 0.71 | 1.11 | 2.14 |
| FHLBB advances | 74,896 | 78,063 | 89,750 | 3,042 | 3,111 | 4,086 | 4.06 | 3.99 | 4.55 |
| Total interest-bearing liabilities | 444,786 | 419,339 | 363,273 | 7,497 | 9,032 | 10,825 | 1.69 | 2.15 | 2.98 |
| Demand deposits | 69,028 | 66,202 | 67,680 | | | | | | |
| Other liabilities | 3,876 | 5,378 | 3,198 | | | | | | |
| Shareholders' equity | 54,944 | 47,971 | 42,701 | | | | | | |
| Total liabilities & shareholders' equity | $ 572,634 | $ 538,890 | $ 476,852 | | | | | | |
| Net interest income | | | | $18,193 | $17,988 | $ 16,940 | | | |
| Spread on interest-bearing funds | | | | | | | 3.08 | 3.12 | 3.15 |
| Net interest margin (e) | | | | | | | 3.37 | 3.51 | 3.74 |

(a) *Includes non-accrual loans.*

(b) *Includes interest-bearing deposits in other banks and federal funds sold.*

(c) *Average balances of securities are based on historical cost.*

(d) *Includes tax exempt income of $1,034,000, $1,154,000 and $1,208,000, respectively for 2010, 2009 and 2008 on tax-exempt securities whose income and yields are calculated on a tax-equivalent basis.*

(e) *Net interest income divided by average interest-earning assets.*

The following table sets forth the changes in net interest income (presented on a tax-equivalent basis) due to volume and rate.

| Years ended December 31, (in thousands) | 2010 versus 2009 | | | 2009 versus 2008 | | |
|---|---|---|---|---|---|---|
| Change in interest due to | Volume | Rate | Net | Volume | Rate | Net |
| Loans | $ 1,953 | $ (1,703) | $ 250 | $ 1,239 | $ (1,455) | $ (216) |
| Securities | (532) | (1,106) | (1,638) | 678 | (905) | (227) |
| FHLBB stock | - | - | - | - | (275) | (275) |
| Short term funds | 6 | 52 | 58 | 386 | (413) | (27) |
| Interest-earning assets | 1,427 | (2,757) | (1,330) | 2,303 | (3,048) | (745) |
| Deposits | 40 | (1,465) | (1,425) | 1,344 | (2,187) | (843) |
| Repurchase agreements | 8 | (49) | (41) | 111 | (86) | 25 |
| FHLBB advances | (127) | 58 | (69) | (500) | (475) | (975) |
| Interest-bearing liabilities | (79) | (1,456) | (1,535) | 955 | (2,748) | (1,793) |
| Net change in net interest income | $ 1,506 | $ (1,301) | $ 205 | $ 1,348 | $ (300) | $ 1,048 |

Net interest and dividend income represents the difference between interest and dividends earned on loans and securities and interest incurred on deposits and borrowings. The level of net interest income is a function of volume, rates and mix of both earning assets and interest-bearing liabilities. Net interest income can be adversely affected by changes in interest rate levels, changes in the volume of assets and liabilities that are subject to re-pricing within different future time periods, and in the level of non-performing assets.

**Interest and Dividend Income**

On a tax equivalent basis, interest and dividend income decreased $1,357,000, or 5.0%, to $25.7 million in 2010. Loan income increased $223,000, or 1.2%, primarily due to a $34.5 million, or 11.2%, increase in average loans, the impact of which was substantially offset by lower average yields, down 53 basis points. The decline in the average loan yield was caused by lower market interest rates in 2010 and their effect on loan re-pricing and loan re-financing activity.

On a tax equivalent basis, income from securities decreased $1,638,000, or 18.9%, in 2010, as a result of lower yields due to portfolio re-pricing and changes in portfolio mix versus 2009, and a $10.9 million decrease in average volume.

Income from short term funds increased $58,000 in 2010 as a result of higher yields, up 15 basis points, and a slight increase in the average balance, up $1.5 million.

**Interest Expense**

Interest expense decreased $1.5 million, or 17.0%, to $7.5 million in 2010 as a result of decreases in interest rates paid, offset in part by higher average interest bearing deposits. Interest on interest bearing deposit accounts decreased $1,425,000, or 24.6%, as a result of lower interest rates paid, offset in part by an increase in average balances and changes in product mix. Average interest-bearing deposits increased $27.8 million, or 8.4%, while their average rate decreased 54 basis points to 1.22%. Interest on retail repurchase agreements decreased $41,000, or 31.3%, as a result of lower interest rates paid, down 40 basis points, offset in part by an $0.8 million increase in average balances. Interest expense on FHLBB advances decreased $69,000 as a result of lower average borrowings, down $3.2 million, offset in part by a higher average borrowing rate, up 7 basis points, due to change in mix.

### Provision and Allowance for Loan Losses

Salisbury recorded a provision for loan losses of $1,000,000 in 2010, compared with $985,000 in 2010. The following table sets forth changes in the allowance for loan losses and other selected statistics:

| Years ended December 31, (dollars in thousands) | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Balance, beginning of period | $ 3,473 | $ 2,724 | $ 2,475 | $ 2,474 | $ 2,626 |
| Provision (benefit) or loan losses | 1,000 | 985 | 1,279 | - | (87) |
| Real estate mortgages | (437) | (106) | (429) | - | - |
| Commercial & industrial | (95) | (82) | (495) | (21) | (25) |
| Consumer | (50) | (78) | (151) | (82) | (107) |
| Charge-offs | (582) | (266) | (1,075) | (103) | (132) |
| Real estate mortgages | - | - | 3 | 39 | - |
| Commercial & industrial | - | 4 | 15 | 15 | 6 |
| Consumer | 29 | 26 | 27 | 50 | 61 |
| Recoveries | 29 | 30 | 45 | 104 | 67 |
| Net (charge-offs) recoveries | (553) | (236) | (1,030) | 1 | (65) |
| Balance, end of period | $ 3,920 | $ 3,473 | $ 2,724 | $ 2,475 | $ 2,474 |
| Loans receivable, gross | $ 355,430 | $ 330,144 | $ 299,698 | $ 270,361 | $ 254,773 |
| Non-performing loans | 10,141 | 7,445 | 5,175 | 1,824 | 964 |
| Accruing loans past due 30-89 days | 1,917 | 4,098 | 4,277 | 4,075 | 1,397 |
| Ratio of allowance for loan losses: | | | | | |
| to loans receivable, gross | 1.10% | 1.05% | 0.91% | 0.92% | 0.97% |
| to non-performing loans | 38.65 | 46.65 | 52.63 | 135.69 | 256.64 |
| Ratio of non-performing loans to loans receivable, gross | 2.84 | 2.25 | 1.73 | 0.67 | 0.38 |
| Ratio of accruing loans past due 30-89 days to loans receivable, gross | 0.54 | 1.24 | 1.43 | 1.51 | 0.55 |

Reserve coverage at December 31, 2010, as measured by the ratio of allowance for loan losses to gross loans was up slightly, at 1.10%, as compared with 1.05% at December 31, 2009. Non-performing loans (non-accrual loans and accruing loans past-due 90 days or more) increased $2.7 million to $10.1 million, or 2.84% of gross loans receivable, at December 31, 2010, up from 2.25% at December 31, 2009, while accruing loans past due 30-89 days decreased $2.1 million to $1.9 million, or 0.54% of gross loans receivable at December 31, 2010. See "Financial Condition – Loan Credit Quality" below for further discussion and analysis.

The following table sets forth the allocation of the allowance for loan losses among the broad categories of the loan portfolio and the percentage of loans in each category to total loans. Although the allowance has been allocated among loan categories for purposes of the table, it is important to recognize that the allowance is applicable to the entire portfolio. Furthermore, charge-offs in the future may not necessarily occur in these amounts or proportions.

| December 31 (dollars in thousands)(a) | 2010 | | 2009 | | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Residential | $ 1,115 | 50.56% | $ 488 | 50.91% | $ 689 | 50.53% | $ 515 | 50.97% | $ 611 | 48.61% |
| Commercial | 1,152 | 22.83 | 1,428 | 20.65 | 1,274 | 19.21 | 1,024 | 18.01 | 803 | 18.73 |
| Construction, land & land development | 400 | 7.39 | 233 | 8.61 | 281 | 12.88 | 118 | 12.59 | 248 | 9.54 |
| Home equity credit | 361 | 9.61 | 397 | 10.18 | 73 | 8.54 | 76 | 7.70 | 255 | 8.46 |
| Real estate secured | 3,028 | 90.39 | 2,546 | 90.35 | 2,317 | 91.16 | 1,733 | 89.27 | 1,917 | 85.34 |
| Commercial & industrial | 592 | 8.29 | 630 | 7.97 | 272 | 6.99 | 505 | 7.77 | 342 | 11.20 |
| Consumer | 164 | 1.32 | 117 | 1.68 | 97 | 1.85 | 201 | 2.96 | 173 | 3.46 |
| General unallocated | 136 | - | 180 | - | 38 | - | 36 | - | 42 | - |
| Total allowance | $ 3,920 | 100.00 | $ 3,473 | 100.00 | $ 2,724 | 100.00 | $ 2,475 | 100.00 | $ 2,474 | 100.00 |

(a) Percent of loans in each category to total loans.

The allowance for loan losses represents management's estimate of the probable credit losses inherent in the loan portfolio as of the reporting date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by loan charge-offs. Loan charge-offs are recognized when management determines a loan or portion of a loan to be uncollectible. The allowance for loan losses is computed by segregating the portfolio into three components: (1) loans collectively evaluated for impairment: general loss allocation factors for non-impaired loans based on loan product, collateral type and loan-to-value, loan risk rating, historical loss experience, delinquency factors and other similar economic indicators, (2) loans individually evaluated for impairment: individual loss allocations for loans deemed to be impaired based on discounted cash flows or collateral value, and (3) unallocated: general loss allocations for other environmental factors.

Management assesses the adequacy of the allowance, and the provisions for loan losses, based on an ongoing review of numerous factors, including the growth and composition of the loan portfolio, historical loss experience over a 10-to-15 year economic cycle, probable credit losses based upon internal and external portfolio reviews, credit risk concentrations, changes in lending policy, current economic conditions, analysis of current levels and asset quality, delinquency levels and trends, estimates of the current value of underlying collateral, the performance of individual loans in relation to contract terms, and other pertinent factors. Determining the adequacy of the allowance at any given period is difficult, particularly during deteriorating or uncertain economic periods, and therefore management takes a relatively long view of loan loss asset quality measures. Management must make estimates using assumptions and information that are often subjective and changing rapidly. The review of the loan portfolio is a continuing event in light of a changing economy and the dynamics of the banking and regulatory environment. Should the economic climate deteriorate, borrowers could experience difficulty and the level of non-performing loans, charge-offs and delinquencies could rise and require increased provisions. In management's judgment, Salisbury remains adequately reserved both against total loans and non-performing loans at December 31, 2010.

Management's loan risk rating assignments, loss percentages and specific reserves are subjected annually to an independent credit review by an external firm. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies could require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. The Bank was examined by the CTDOB in April 2010 and by the FDIC in February 2009. No additions to the allowance were requested as a result of these examinations.

**Non-Interest Income**

Non-interest income increased $1,232,000 in 2010 due to securities losses in 2009 and higher income in 2010 from sales and servicing of mortgage loans and service charges and fees. The principal categories of non-interest income are as follows:

| Years ended December 31 *(dollars in thousands)* | 2010 | 2009 | 2008 | 2010 vs. 2009 | | 2009 vs. 2008 | |
|---|---|---|---|---|---|---|---|
| Gains on securities, net | $ 16 | $ 473 | $ 600 | $ (457) | (96.6)% | $ (127) | (21.2)% |
| Other-than-temporary impairment losses | - | (1,128) | (2,955) | 1,128 | 100.0 | 1,827 | (61.8) |
| Trust and wealth advisory | 2,102 | 1,978 | 2,264 | 124 | 6.3 | (286) | (12.6) |
| Service charges and fees | 2,006 | 1,725 | 1,930 | 281 | 16.3 | (205) | (10.6) |
| Gains on sales of mortgage loans, net | 889 | 488 | 344 | 401 | 82.2 | 144 | 41.9 |
| Mortgage servicing, net | 24 | 80 | (124) | (56) | (70.0) | 204 | 164.5 |
| Bank-owned life insurance | 169 | 394 | 166 | (225) | (57.1) | 228 | 137.3 |
| Other | 101 | 65 | 16 | 36 | 55.4 | 49 | 306.3 |
| Total non-interest income | $ 5,307 | $ 4,075 | $ 2,241 | $ 1,232 | 30.2% | $ 1,834 | 81.8% |

Salisbury did not sell any securities in 2010, compared with sales of $37.8 million in 2009. In June 2009, Salisbury recognized a $1,128,000 write-down for Other-Than–Temporary-Impairment ("OTTI") on five non-agency issued Collateralized Mortgage Obligation ("CMO") securities. Trust and wealth advisory fees grew slightly in 2010, due mostly to growth in managed assets. The increase in service charges and fees, of which $161,000 related to increased interchange fees, was mostly due to increased transactional activity related to deposit growth. Historically low borrowing rates in 2010 generated significant mortgage refinancing activity in the second half of 2010 that resulted in increased mortgage loan sales and related income. During 2010, Salisbury's residential mortgage lending department originated and sold $42.7 million of residential mortgage loans, compared with $35.0 million during 2009. Loan servicing is retained on substantially all mortgage loans sold. The decrease in 2010 mortgage servicing income was due to higher mortgage servicing rights amortization expense resulting from increased loan refinancing activity. The decrease in income from bank-owned life insurance ("BOLI") was to the inclusion in 2009 of benefits from a policy death settlement and a 1035 policy exchange, while income resulting from the increase in BOLI cash surrender value was substantially unchanged.

## Non-Interest Expense

Non-interest expense decreased $393,000, or 2.3%, in 2010. The principal categories of non-interest expense are as follows:

| Years ended December 31 *(dollars in thousands)* | 2010 | 2009 | 2008 | 2010 vs. 2009 | | 2009 vs. 2008 | |
|---|---|---|---|---|---|---|---|
| Salaries | $ 6,816 | $ 6,623 | $ 6,472 | $ 193 | 2.9% | $ 151 | 2.3% |
| Employee benefits | 2,253 | 2,527 | 1,858 | (274) | (10.8) | 669 | 36.0 |
| Premises and equipment | 2,099 | 1,969 | 1,859 | 130 | 6.6 | 110 | 5.9 |
| Data processing | 1,452 | 1,473 | 1,339 | (21) | (1.4) | 134 | 10.0 |
| Professional fees | 1,382 | 1,508 | 1,269 | (126) | (8.4) | 239 | 18.8 |
| FDIC assessment | 735 | 914 | 60 | (179) | (19.6) | 854 | 1,423.3 |
| Marketing and community contributions | 319 | 341 | 457 | (22) | (6.5) | (116) | (25.4) |
| Printing and stationery | 276 | 298 | 277 | (22) | (7.4) | 21 | 7.6 |
| Other Real Estate Owned ("OREO") | 85 | 151 | 6 | (66) | (43.7) | 145 | 2,416.7 |
| Amortization of intangible assets | 222 | 164 | 164 | 58 | 35.4 | - | - |
| FHLBB advance prepayment fee | - | - | 864 | - | - | (864) | (100.0) |
| Other | 1,474 | 1,538 | 1,384 | (64) | (4.2) | 154 | 11.0 |
| Non-interest expense | $ 17,113 | $ 17,506 | $ 16,009 | $ (393) | (2.3)% | $ 1,497 | 11.7% |

Salaries increased in 2010 due to changes in staffing mix, head count and merit increases. The decrease in employee benefits expense resulted from a $530,000 decrease in pension expense, mostly due to the inclusion in 2009 of additional pension expense resulting from the former CEO's early retirement, offset by increased medical insurance, 401(k) plan and BOLI expenses. Premises and equipment expense increased as a result of the opening of the Millerton, NY, office in January 2010 and the re-location of the Sheffield, MA, office in August 2010 to a larger facility. Professional fees for 2009 included, among other things, services related to the Bank's participation in TARP and the acquisition of a branch office and related deposits and loans in Canaan, Connecticut. The decrease in FDIC insurance expense was due to a 2009 special assessment, offset in part by a higher 2010 assessment base from deposit growth. The increase in the amortization of core deposit intangibles was due to the December 2009 branch acquisition. Other expense includes postage, telephone, director fees, bank charges and various other deposit, loan and administrative related operating expenses.

## Income Taxes

The effective income tax rates for 2010 and 2009 were 15.92%, and (2.04)%, respectively. Net income for 2009 included an income tax benefit of $49,000. Salisbury's effective tax rate was less than the 34% federal statutory rate due to tax-exempt income, primarily from municipal bonds and bank-owned life insurance. For further information on income taxes, see Note 11 of Notes to Consolidated Financial Statements.

Salisbury did not incur Connecticut income tax in 2010 or 2009, other than minimum state income tax, as a result of its utilization of Connecticut tax legislation that permits banks to shelter certain mortgage income from the Connecticut corporation business tax through the use of a special purpose entity called a PIC. In accordance with this legislation, in 2004 Salisbury formed a PIC, SBT Mortgage Service Corporation. Salisbury's income tax provision reflects the full impact of the Connecticut legislation. Salisbury does not expect to pay other than minimum state income tax in the foreseeable future unless there is a change in Connecticut tax law.

## Comparison of the Years Ended December 31, 2009 and 2008

### Net Interest and Dividend Income (tax-equivalent)

Net interest and dividend income increased $1,075,000 in 2009 over 2008 due primarily to a $60.5 million, or 13.3%, increase in average earning assets, made possible by significant deposit growth, which more than offset a 23 basis point decrease in the net interest margin to 3.51% from 3.74%. The decrease in the net interest margin was mostly due to the dilutive effect of carrying $33.3 million in low yielding short term funds reflecting a more conservative liquidity management strategy during a year of heightened risk in the financial markets. The net interest margin was also affected by changes in the mix of earning assets and funding liabilities, asset and liability growth, changes in market interest rates, the suspension of dividends on FHLBB stock, and the impact of asset and liability re-pricing.

### Interest Income

Interest and dividend income decreased $718,000, or 2.6%, to $27.0 million in 2009. Loan income decreased $189,000, or 1.0%, primarily due to lower average yields, down 48 basis points, the impact of which was substantially offset by a $20.1 million increase in average loans. The decline in the average loan yield was caused by lower market interest rates in 2009 and their effect on loan re-pricing and loan re-financing activity. Income from securities decreased $227,000, or 2.5%, in 2009, as a result of lower yields due to portfolio re-pricing and changes in portfolio mix versus 2008, offset in part by an 8.1% increase in average volume. In February 2009, the FHLBB announced a suspension of quarterly dividends. In 2008 and 2007, Salisbury earned tax-equivalent FHLBB dividend income of $275,000 and $441,000, respectively. Income from short term funds decreased $27,000 in 2009 as a result of significantly lower yields, down 211 basis points, while the average balance increased $27.6 million. The increase in short term funds resulted from the Bank's significant deposit growth and management's preference for increased liquidity during a year of heightened risk in the financial markets.

**Interest Expense**

Interest expense decreased $1.8 million, or 16.6%, to $9.0 million in 2009 as a result of decreases in interest rates paid, offset in part by higher average interest bearing deposits. Interest on deposit accounts and retail repurchase agreements decreased $818,000, or 12.1%, as a result of lower interest rates paid, offset in part by an increase in average balances and changes in product mix. Average interest-bearing deposits and retail repurchase agreements increased $67.8 million, or 24.8%, while their average rate decreased 73 basis points to 1.73%. Interest expense on FHLBB borrowings decreased $975,000 as a result of lower average borrowings, down $11.7 million, and lower borrowing rates, down 56 basis points as compared with 2008, due mostly to the early redemption of $19 million of FHLBB advances in late 2008.

**Provision and Allowance for Loan Losses**

Salisbury recorded a provision for loan losses of $985,000 in 2009, compared with $1,279,000 in 2008, reflecting lower net loan charge-offs of $236,000 in 2009, compared with $1,030,000 in 2008. Reserve coverage at December 31, 2009, as measured by the ratio of allowance for loan losses to gross loans was up slightly, at 1.05%, as compared with 0.91% at December 31, 2008. Non-performing loans (non-accrual loans and accruing loans past-due 90 days or more) increased $2.3 million during 2009 to $7.4 million, or 2.25% of gross loans receivable, while accruing loans past due 30-89 days decreased $0.2 million to $4.1 million, or 1.24% of gross loans receivable.

**Non-Interest Income**

Non-interest income increased $2,191,000, in 2009, of which $1,700,000 related to lower securities losses. In June 2009, Salisbury recognized a $1,128,000 write-down for OTTI on five non-agency issued CMO securities. In 2008, Salisbury recognized a $2,955,000 write-down on Freddie Mac preferred stock following the U.S. Government placing Federal Home Loan Mortgage Corp., officially known as Freddie Mac, into conservatorship. Absent these losses, Salisbury would have realized securities gains of $473,000 and $600,000 in 2009 and 2008, respectively.

Excluding securities losses, all other non-interest income increased $491,000. Trust and wealth advisory fees declined in 2009, due mostly to a decline in the value of managed assets during 2008. The decline in service charges and fees was due to a $263,000 decrease in credit card fees, attributable to the sale of the credit card portfolio in 2008. Absent this, service charges and fees would have grown by $151,000 from increased transactional activity. Historically low borrowing rates generated significant mortgage refinancing activity in 2009 that resulted in increased mortgage loan sales and related income. The change in mortgage servicing income is mostly due to the inclusion in 2008 of a mortgage servicing rights impairment charge. Income from BOLI for 2009 benefited from a policy death settlement and a 1035 policy exchange, while income resulting from the increase in BOLI cash surrender value was substantially unchanged.

**Non-Interest Expense**

Non-interest expense increased $1,881,000, or 11.7%, in 2009. Salaries increased in 2009 due to changes in staffing mix, headcount and merit increases. Employee benefits expense included additional pension expense, up $561,000, due primarily to the former CEO's early retirement. Data processing benefited from the sale of the credit card portfolio in 2008, saving $139,000 in credit card processing expense. The increase in other data processing expenses, up $134,000, related mostly to the Bank's core processing systems and related technology applications and infrastructure. Professional fees for 2009 included, among other things, services related to the Bank's participation in TARP and the acquisition of a branch office and related deposits and loans in Canaan, Connecticut. The substantial increase in FDIC insurance expense, up $854,000, was due to higher premium rates, a 2009 special assessment and a higher assessment base from deposit growth. Salisbury also utilized $157,000 in FDIC credits available to it in 2008. OREO expense for 2009 includes a $125,000 write-down of the carrying value of a commercial property. In 2008, the Bank prepaid $19 million of FHLBB advances to restructure its wholesale borrowings and incurred a prepayment fee of $864,000. Other expense includes postage, telephone, director fees, bank charges and various other deposit, loan and administrative related operating expenses.

**Income Taxes**

Net income for 2009 included an income tax benefit of $49,000 compared with a 2008 income tax benefit of $421,000. Salisbury's effective tax rate was less than the 34% federal statutory rate due to tax-exempt income, primarily from municipal bonds and bank-owned life insurance. Salisbury did not incur Connecticut income tax in 2009 or 2008, other than minimum state income tax, as a result of its utilization of a PIC.

FINANCIAL CONDITION

**Overview**

During 2010, Salisbury's assets grew $13.1 million to $575 million at December 31, 2010. Net loans receivable grew $25.2 million, or 7.7%, to $352 million. Asset growth was facilitated by growth of deposits and repurchase agreements, which together were up $13.9 million to $443 million at December 31, 2010 from $430 million at December 31, 2009. At December 31, 2010, Salisbury's tangible book value per common share was $20.81 and tier 1 leverage and total risk-based capital ratios were 8.40% and 13.84%, respectively. Both Salisbury and the Bank are categorized as "well capitalized".

**Securities**

During 2009, securities decreased $5 million to $151 million, while short-term funds (interest-bearing deposits with other banks, money market funds and federal funds sold) increased $34 million to $37 million as Salisbury increased its liquidity position in light of historically low interest rates and growth in volatile deposits. The carrying values of securities are as follows:

| December 31 (dollars in thousands) | | 2010 | | 2009 | | 2008 |
|---|---|---|---|---|---|---|
| Available-for-Sale | | | | | | |
| U.S. Treasury bills | $ | 5,196 | $ | 2,000 | $ | - |
| U.S. Government agency notes | | 41,878 | | 24,832 | | 41,271 |
| Municipal bonds | | 46,099 | | 47,153 | | 55,696 |
| Mortgage backed securities | | 19,736 | | 33,927 | | 26,815 |
| Collateralized mortgage obligations | | 28,428 | | 29,267 | | 23,938 |
| SBA pools | | 4,901 | | 6,640 | | 2,787 |
| Other | | 1,184 | | 1,212 | | 20 |
| Held-to-Maturity | | | | | | |
| Mortgage backed security | | 56 | | 62 | | 66 |
| Non-Marketable | | | | | | |
| FHLBB stock | | 6,032 | | 6,032 | | 5,323 |
| Total Securities | $ | 153,510 | $ | 151,125 | $ | 155,916 |

In June 2009 Salisbury determined that five non-agency CMO securities reflected OTTI and recognized credit losses of $1,128,000 by writing down the carrying value of such securities. Salisbury does not intend to sell the securities which it has judged to be OTTI and it is not more likely than not that it will be required to sell these securities before its anticipated recovery of each security's remaining amortized cost basis. The carrying value of such securities judged to be OTTI are as follows:

| Available-for-Sale (dollars in thousands) | | Par value | | Carrying value | | Fair value |
|---|---|---|---|---|---|---|
| Non-agency CMO | | | | | | |
| December 31, 2010 | $ | 5,846 | $ | 4,768 | $ | 4,378 |
| December 31, 2009 | | 6,890 | | 5,583 | | 4,409 |

Salisbury has determined that there are no other securities in an unrealized loss position to be OTTI at December 31, 2010. The decline in market interest rates and tightening of credit spreads during 2009 favorably impacted the valuation of the securities portfolio. The amount of securities in a loss position as of December 31, 2010 as compared with December 31, 2009 remained unchanged at $74 million, while the amount of the unrealized loss declined by $1.1 million to $6.1 million. Salisbury has the ability and intent to hold all securities in a loss position until a recovery of book value which may be at maturity. It is possible that future changes in interest rates, credit behaviors and other factors that determine the fair value of securities could cause future OTTI losses and require Salisbury to recognize securities losses in future periods.

### Loans

During 2010, net loans receivable grew $25.2 million, or 7.7%, to $352.4 million at December 31, 2009, compared with loan growth of $29.9 million, or 10.1% in 2009.

Salisbury's retail lending department originates residential mortgage, home equity loans and lines of credit, and consumer loans for the portfolio. During 2010, Salisbury originated $43.6 million of residential mortgage loans and $8.1 million of home equity loans for the portfolio, compared with $57.9 million and $13.1 million, respectively, in 2009. During 2010, total residential mortgage and home equity loans receivable grew by $12.4 million to $209.4 million at December 31, 2010, and represent 59% of loans receivable, substantially unchanged from 2009. During 2010, Salisbury's residential mortgage lending department also originated and sold $43.8 million of residential mortgage loans, compared with $35.0 million during 2009. Substantially all loans sold were sold through the FHLBB Mortgage Partnership Finance Program with servicing retained by Salisbury. During 2010, consumer loans declined $0.9 million to $4.5 million at December 31, 2010, and represent 1.3% of loans receivable.

Salisbury's commercial lending department specializes in lending to small and mid-size companies and businesses and provides short-term and long-term financing, construction loans, commercial mortgages, equipment, working capital and property improvement loans. The department also works with both the SBA and USDA Government Guaranteed Lending Programs, however, such loans represent a very small percent of the commercial loan portfolio. During 2010, total commercial real estate and commercial and industrial loans receivable grew by $15.1 million to $111.6 million at December 31, 2010, and represent 31% of loans receivable, up from 29% at December 31, 2009.

The principal categories of loans receivable and loans held-for-sale are as follows:

| December 31, (in thousands) | 2010 | 2009 | 2008[1] | 2007[2] | 2006[2] |
|---|---|---|---|---|---|
| Residential 1-4 family | $ 176,892 | $ 165,249 | $ 148,749 | $ 134,976 | $ 122,648 |
| Residential 5+ multifamily | 2,889 | 2,643 | 2,691 | 2,807 | 1,192 |
| Construction of residential 1-4 family | 5,988 | 2,817 | 6,926 | - | - |
| Home equity credit | 34,164 | 33,569 | 25,608 | 20,818 | 21,560 |
| Residential real estate | 219,933 | 204,278 | 183,974 | 158,601 | 145,400 |
| Commercial | 75,495 | 68,085 | 57,810 | 48,702 | 47,726 |
| Construction of commercial | 7,312 | 8,706 | - | - | - |
| Commercial real estate | 82,807 | 76,791 | 57,810 | 48,702 | 47,726 |
| Farm land | 5,690 | 5,577 | 5,297 | 5,121 | 3,134 |
| Vacant land | 12,979 | 11,656 | - | - | - |
| Construction, land development and vacant land | - | - | 26,106 | 28,927 | 21,167 |
| Real estate secured | 321,409 | 298,302 | 273,187 | 241,351 | 217,427 |
| Commercial and industrial | 25,123 | 24,014 | 19,597 | 19,970 | 27,372 |
| Municipal | 4,338 | 2,284 | 1,363 | 1,035 | 1,162 |
| Consumer | 4,677 | 5,544 | 5,551 | 8,005 | 8,812 |
| Loans receivable, gross | 355,547 | 330,144 | 299,698 | 270,361 | 254,773 |
| Deferred loan origination costs, net | 822 | 586 | 393 | 305 | 165 |
| Allowance for loan losses | (3,920) | (3,473) | (2,724) | (2,475) | (2,474) |
| Loans receivable, net | $ 352,449 | $ 327,257 | $ 297,367 | $ 268,191 | $ 252,464 |
| Loans held-for-sale | | | | | |
| Residential 1-4 family | $ 1,184 | $ 665 | $ 2,314 | $ 120 | $ 304 |

[1] Loans for construction of commercial real estate and vacant land are included in loans for construction, land development and vacant land.
[2] Loans for construction of commercial and residential real estate and vacant land are included in loans for construction, land development and vacant land.

The composition of loans receivable by forecasted maturity distribution is as follows:

| December 31, 2010 (in thousands) | Within 1 year | Within 1-5 years | After 5 years | Total |
|---|---|---|---|---|
| Residential | $ 10,034 | $ 21,917 | $ 153,818 | $ 185,769 |
| Home equity credit | 444 | 1,226 | 32,494 | 34,164 |
| Commercial | 3,876 | 17,690 | 53,929 | 75,495 |
| Commercial construction | 5,313 | 922 | 1,077 | 7,312 |
| Land | 1,389 | 3,285 | 13,995 | 18,669 |
| Real estate secured | 21,056 | 45,040 | 255,313 | 321,409 |
| Commercial and industrial | 5,623 | 10,042 | 9,458 | 25,123 |
| Municipal | 1,044 | 1,997 | 1,297 | 4,338 |
| Consumer | 1,769 | 2,039 | 869 | 4,677 |
| Loans receivable, gross | $ 29,492 | $ 59,118 | $ 266,937 | $ 355,547 |

The composition of loans receivable due after one year with fixed and variable or adjustable interest rates is as follows:

| December 31, 2010 (in thousands) | Fixed interest rates | Adjustable interest rates |
|---|---|---|
| Residential | $ 73,615 | $ 102,120 |
| Home equity credit | 23 | 33,697 |
| Commercial | 10,710 | 60,909 |
| Commercial construction | 497 | 1,502 |
| Land | 109 | 17,171 |
| Real estate secured | 84,954 | 215,399 |
| Commercial and industrial | 6,406 | 13,094 |
| Municipal | 2,040 | 1,254 |
| Consumer | 2,908 | - |
| Loans receivable, gross | $ 96,308 | $ 229,747 |

**Loan Credit Quality**

Loans past due 30 days or more increased $304,000 to $8.4 million, or 2.4% of loans, at December 31, 2010, compared with $8.1 million, or 2.3% of loans, at December 31, 2009.

## Non-Performing Assets

Salisbury pursues the resolution of all non-performing assets through collections, restructures, voluntary liquidation of collateral by the borrower and legal action. When all attempts to work with a customer to either restructure and bring the loan back to performing status or to simply bring the loan current are unsuccessful, Salisbury will initiate appropriate legal action to either foreclose the property, to acquire it by deed in lieu of foreclosure, or to liquidate business assets.

Non-performing assets increased $3.0 million to $10.8 million, or 1.87% of assets, at December 31, 2010, up from $7.7 million, or 1.37% of assets at December 31, 2009. After deteriorating in the first quarter 2010, reflecting the weakness in the local and regional economies, loan credit quality remained relatively stable thereafter in 2010. The composition of non-performing assets is as follows:

| December 31, (in thousands) | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Commercial | $ 2,923 | $ 2,226 | $ 4,198 | $ - | $ - |
| Vacant land | 4,018 | 3,535 | - | - | - |
| Residential 1-4 family | 2,534 | 765 | 494 | 948 | 887 |
| Home equity credit | 362 | 367 | 75 | 51 | - |
| Real estate secured | 9,837 | 6,893 | 4,767 | 999 | 887 |
| Commercial and industrial | 208 | 546 | 308 | 9 | - |
| Non-accruing loans | 10,045 | 7,439 | 5,075 | 1,008 | 887 |
| Accruing loans past due 90 days and over | 96 | 6 | 100 | 816 | 77 |
| Total non-performing loans | 10,141 | 7,445 | 5,175 | 1,824 | 964 |
| Real estate acquired in settlement of loans, net | 610 | 275 | 205 | - | - |
| Total non-performing assets | $ 10,751 | $ 7,720 | $ 5,380 | $ 1,824 | $ 964 |

Included in the 2010 $3.0 million increase in non-performing assets were $8.4 million of loans placed on non-accrual status, $3.5 million of loans removed from non-accrual status, loan payoffs and repayments of $1.2 million, loan charge-offs of $418,000, loan foreclosures of $624,000 and OREO sales of $289,000. Substantially all non-performing loans are collateralized with real estate and the repayment of such loans is largely dependent on the sale of the underlying real estate.

Reductions in interest income associated with non-accrual loans are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Income in accordance with original terms | $ 524 | $ 414 | $ 382 |
| Income recognized | 189 | 152 | 36 |
| Reduction in interest income | $ 335 | $ 262 | $ 346 |

The past due status of non-performing loans is as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Current | $ 2,931 | $ 3,105 |
| Past due 1-29 days | 219 | - |
| Past due 30-59 days | 541 | 349 |
| Past due 60-89 days | 1,050 | 405 |
| Past due 90-179 days | 683 | 321 |
| Past due 180 days and over | 4,717 | 3,265 |
| Total non-performing loans | $ 10,141 | $ 7,445 |

At December 31, 2010, 28.9% of non-accrual loans were current with respect to loan payments, compared with 41.7% at December 31, 2009. Loans past due 180 days include a $3.0 million loan secured by residential building lots where Salisbury has initiated a foreclosure action. See Item 3 Legal Proceedings for additional information.

Accruing loans past due 90 days or more consist primarily of mortgage loans in the process of collection and where the collection of accrued interest is probable.

## Troubled Debt Restructured Loans

Troubled debt restructured loans include those for which concessions such as reduction of interest rates, other than normal market rate adjustments, or deferral of principal or interest payments, extension of maturity dates, or reduction of principal balance or accrued interest, have been granted due to a borrower's financial condition. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit Salisbury by increasing the ultimate probability of collection.

Troubled debt restructured loans are classified as accruing or non-accruing based on management's assessment of the collectability of the loan. Loans which are already on nonaccrual status at the time of the troubled debt restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing troubled debt restructured loans are generally placed into nonaccrual status if and when the borrower fails to comply with the restructured terms.

Troubled debt restructured loans increased $2.7 million to $9.6 million at December 31, 2010, up from $6.9 million at December 31, 2009. The composition of troubled debt restructured loans is as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Residential 1-4 family | $ 3,377 | $ 2,708 |
| Commercial | 1,677 | 1,857 |
| Real estate secured | 5,054 | 4,565 |
| Commercial and industrial | 276 | - |
| Accruing troubled debt restructured loans | 5,330 | 4,565 |
| Residential 1-4 family | 552 | 176 |
| Commercial | 2,923 | 2,008 |
| Vacant land | 621 | - |
| Real estate secured | 4,096 | 2,184 |
| Commercial and Industrial | 158 | 158 |
| Non-accrual troubled debt restructured loans | 4,254 | 2,342 |
| Troubled debt restructured loans | $ 9,584 | $ 6,907 |

Included in the $9.6 million in troubled debt restructured loans were $7.4 million of newly restructured loans, $3.1 million removed from classification as troubled debt restructured loans due to sustained satisfactory performance, loan payoffs and repayments of $709,000, loan charge-offs of $335,000 and foreclosures of $557,000.

The past due status of troubled debt restructured loans is as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Current | $ 4,798 | $ 4,565 |
| Past due 1-29 days | 375 | - |
| Past due 30-59 days | 157 | - |
| Accruing troubled debt restructured loans | 5,330 | 4,565 |
| Current | 2,585 | 1,992 |
| Past due 1-29 days | 169 | - |
| Past due 30-59 days | 378 | - |
| Past due 60-89 days | - | 350 |
| Past due 90-179 days | 346 | - |
| Past due 180 days and over | 776 | - |
| Non-accrual troubled debt restructured loans | 4,254 | 2,342 |
| Total troubled debt restructured loans | $ 9,584 | $ 6,907 |

At December 31, 2010 77% of such loans were current with respect to loan payments, down from 95% at December 31, 2009.

**Past Due Loans**

During 2010 total loans past due 30 days or more increased $0.4 million to $8.9 million, or 2.5% of gross loans receivable, compared with $8.4 million, or 2.5% of loans, at December 31, 2009, while accruing loans past due 30 days or more decreased $2.1 million, or 50.9%, to $2.0 million compared with $4.1 million at December 31, 2009 as such loans were either brought current or placed on non-accrual status. The composition of loans past due 30 days or greater is as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Past due 30-59 days | $ 1,188 | $ 2,821 |
| Past due 60-89 days | 730 | 1,272 |
| Past due 90-179 days | 96 | 5 |
| Accruing loans | 2,014 | 4,098 |
| Past due 30-59 days | 541 | 349 |
| Past due 60-89 days | 1,050 | 405 |
| Past due 90-179 days | 587 | 315 |
| Past due 180 days and over | 4,716 | 3,265 |
| Non-accrual loans | 6,894 | 4,334 |
| Total loans past due 30 days and over | $ 8,908 | $ 8,432 |

**Potential Problem Loans**

Salisbury classifies certain loans as "substandard," "doubtful," or "loss" based on criteria consistent with guidelines prescribed by banking regulators. Potential problem loans consist of substandard accruing loans not classified as troubled debt restructured loans and less than 90 days past due at December 31, 2010. They represent loans where known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in classification of such loans as nonperforming at some time in the future. These loans are not included in the classification of non-accrual or troubled debt restructured loans above. Management cannot predict the extent to which economic conditions may worsen or other factors, which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual status, restructured, or require increased allowance coverage and provision for loan losses.

The composition of potential problem loans is as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Residential 1-4 family | $ 2,483 | $ 2,266 |
| Residential 5+ multifamily | 89 | - |
| Construction of residential 1-4 family | 75 | 75 |
| Home equity credit | 817 | - |
| Residential real estate | 3,464 | 2,341 |
| Commercial | 2,327 | 7,796 |
| Construction of commercial | 47 | - |
| Commercial real estate | 2,374 | 7,796 |
| Farm land | 881 | 1,246 |
| Vacant land | 249 | 365 |
| Real estate secured | 6,968 | 11,748 |
| Commercial and Industrial | 897 | 1,640 |
| Consumer | 67 | 2 |
| Other classified loans receivable | $ 7,932 | $ 13,390 |

**Deposits and Borrowings**

Deposits and repurchase agreements grew $13.9 million, or 3.2%, to $443.4 million in 2010, compared with deposit growth of $73.3 million, or 21.2%, in 2009. During 2010 Salisbury opened a new office in Millerton, NY, in January 2010 and re-located its office in Sheffield, MA, to a larger facility in August 2010. 2009 deposit growth resulted primarily from inflows into insured deposits during the period of heightened financial market uncertainty, combined with a concerted effort by Salisbury to expand customer relationships, and from the assumption of $11.4 million in deposits with the purchase of Webster Bank's Canaan branch in December 2009.

Salisbury has eight full-service offices located in Litchfield, Berkshire and Dutchess Counties in Connecticut, Massachusetts and New York respectively. Scheduled maturities of certificates of deposit with balances in excess of $100,000 are as follows:

| December 31, 2010 *(in thousands)* | Within 3 months | Within 3-6 months | Within 6-12 months | Over 1 year | Total |
|---|---|---|---|---|---|
| Certificates of deposit over $100,000 | $ 9,067 | $ 15,211 | $ 14,633 | $ 15,915 | $ 54,826 |

FHLBB advances decreased $3.6 million to $72.8 million during 2010. FHLBB advances at December 31, 2010 had remaining terms ranging from five days to 90 months, interest rates ranging from 2.01% to 6.30% and a weighted average rate of 3.99%.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL CASH OBLIGATIONS

In the normal course of business, Salisbury enters into various contractual obligations that may require future cash payments. Contractual obligations at December 31, 2010 include operating leases, contractual purchases and certain pension and other benefit plans. For further discussion regarding operating leases see Note 18 to the Consolidated Financial Statements.

The accompanying table summarizes Salisbury's off-balance sheet lending-related financial instruments and significant cash obligations, by remaining maturity, at December 31, 2010. Salisbury's lending-related financial instruments include commitments that have maturities over one year. Contractual purchases include commitments for future cash expenditures, primarily for services and contracts that reflect the minimum contractual obligation under legally enforceable contracts with contract terms that are both fixed and determinable. Excluded from the following table are a number of obligations to be settled in cash, primarily in under one year. These obligations are reflected in Salisbury's Consolidated Balance Sheets and include deposits, FHLBB advances and repurchase agreements that settle within standard market timeframes.

| December 31, 2010 *(in thousands)* By Remaining Maturity | Within 1 year | Within 1-3 years | Within 4-5 years | After 5 years | Total |
|---|---|---|---|---|---|
| Residential | $ 801 | $ 230 | $ 77 | $ 1,048 | $ 2,156 |
| Home equity credit | 1,537 | 25 | 104 | 28,879 | 30,545 |
| Commercial | 40 | 466 | 539 | 242 | 1,287 |
| Land | 460 | - | - | - | 460 |
| Real estate secured | 2,838 | 721 | 720 | 30,169 | 34,448 |
| Commercial and industrial | 805 | 837 | 840 | 7,940 | 10,422 |
| Consumer | 1,334 | 44 | - | 776 | 2,154 |
| Unadvanced portions of loans | 4,977 | 1,602 | 1,560 | 38,885 | 47,024 |
| Commitments to originate loans | - | - | - | 6,996 | 6,996 |
| Standby letters of credit | 34 | - | - | - | 34 |
| Total | $ 5,011 | $ 1,602 | $ 1,560 | $ 45,881 | $ 54,054 |

LIQUIDITY

Salisbury manages its liquidity position to ensure it has sufficient funding availability at all times to meet both anticipated and unanticipated deposit withdrawals, loan originations and advances, securities purchases and other operating cash outflows. Salisbury's primary source of liquidity is deposits and though its preferred funding strategy is to attract and retain low cost deposits, its ability to do so is affected by competitive interest rates and terms in its marketplace, and other financial market conditions. Other sources of funding include cash flows from loan and securities principal payments and maturities, funds provided by operations, and discretionary use of FHLBB advances. Liquidity can also be provided through sales of securities available-for-sale and loans.

Salisbury manages its liquidity in accordance with a liquidity funding policy, and also maintains a contingency funding plan that provide for the prompt and comprehensive response to unexpected demands for liquidity. During 2010, Salisbury's internal liquidity measures to manage liquidity exposure remained within target ranges. At December 31, 2010, Salisbury's liquidity ratio, as represented by cash, short term available-for-sale securities and marketable assets to net deposits and short term unsecured liabilities, was 28.45%, down from 33.24% at December 31, 2009. Management believes Salisbury's funding sources will meet anticipated funding needs.

Operating activities for 2010 provided net cash of $5.5 million. Investing activities utilized net cash of $29.8 million, principally for securities purchases of $52.9 million, net loan advances of $26.4 million, and capital expenditures of $2.9 million, offset in part by securities repayments and maturities of $53.0 million. Financing activities provided net cash of $8.0 million, principally, from net deposit and repurchase agreement growth of $13.9 million, offset in part by a net decrease in FHLBB advances of $3.6 million and cash dividend payments, on common and preferred stock, of $2.3 million.

Operating activities for 2009 provided net cash of $4.2 million. Investing activities utilized net cash of $27.7 million, principally for securities purchases of $110.7 million, net loan advances of $28.6 million, and capital expenditures of $3.6 million, offset in part by securities repayments, maturities and sales. Financing activities provided net cash of $57.2 million, principally, from net deposit growth of $61.8 million and from the issuance of Preferred Stock of $8.8 million, offset in part by a net decrease in FHLBB advances of $11.5 million and cash dividends paid.

Operating activities for 2008 provided net cash of $1.8 million. Investing activities utilized net cash of $36.8 million, principally for securities purchases of $111.6 million, net loan advances of $27.4 million and loan purchases of $3.3 million, offset in part by security repayments, maturities and sales. Financing activities provided net cash of $29.5 million, principally from net deposit growth and repurchase agreements of $27.2 million and $11.2 million, respectively, offset in part by a net decrease in FHLBB advances of $8.0 million and cash dividends paid.

CAPITAL RESOURCES

Shareholders' equity increased $2.7 million to $55.0 million during 2010 and tangible book value per share increased $1.69 to $20.81. Contributing to the increase in shareholders' equity were net income of $3.7 million, or $1.90 per common share, and a decrease in accumulated other comprehensive loss, net, of $1.3 million, principally from a net decrease in unrealized holding losses on securities available-for-sale, net of taxes. Reducing shareholders' equity was $2.3 million of common and preferred stock dividends paid.

In March 2009, Salisbury issued $8,816,000 of preferred stock to the Treasury pursuant to the CPP.

### Capital Requirements

Salisbury and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under current regulatory definitions, Salisbury and the Bank are considered to be "well capitalized" for capital adequacy purposes. As a result, the Bank pays lower federal deposit insurance premiums than those banks that are not "well capitalized." Salisbury and the Bank's regulatory capital ratios are as follows:

| | Well | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|---|
| | capitalized | Salisbury | Bank | Salisbury | Bank |
| Total Capital (to risk-weighted assets) | 10.00% | 13.91% | 11.11% | 12.86% | 10.40% |
| Tier 1 Capital (to risk-weighted assets) | 6.00 | 12.84 | 10.06 | 11.95 | 9.48 |
| Tier 1 Capital (to average assets) | 5.00 | 8.39 | 6.72 | 8.39 | 6.70 |

A well-capitalized institution, which is the highest capital category for an institution as defined by the Prompt Corrective Action regulations issued by the FDIC and the FRB, is one which maintains a Total Risk-Based ratio of 10% or above, a Tier 1 Risk-Based ratio of 6% or above and a Leverage ratio of 5% or above, and is not subject to any written order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level. Maintaining strong capital is essential to Salisbury and the Bank's safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for shareholders while maintaining appropriate levels of capital to fund growth, meet regulatory requirements and be consistent with prudent industry practices.

### Preferred Stock

In March 2009, Salisbury issued to the Treasury $8,816,000 of Preferred Stock under the CPP of the EESA.

The Preferred Stock qualifies as Tier 1 capital for regulatory purposes and ranks senior to the Common Stock. The Preferred Stock pays a cumulative dividend of 5 percent per annum for the first five years it is outstanding and thereafter at a rate of 9 percent per annum. The Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the shares. The Preferred Stock is callable at one hundred percent of the issue price plus any accrued and unpaid dividends.

As part of the CPP, Salisbury issued to the Treasury a 10-year Warrant to purchase 57,671 shares of Common Stock at an exercise price of $22.93 per share. If the Warrant were fully exercised, Salisbury estimates that the ownership percentage of the current shareholders would be diluted by approximately 3.3% percent.

### Dividends

During 2010, Salisbury declared and paid four quarterly common stock dividends of $0.28 each totaling $1,890,000. During 2009, Salisbury declared three and paid four quarterly common stock dividends of $0.28 each totaling $1,889,000.

In November 2009, Salisbury amended its dividend policy to coincide future quarterly common stock dividend declarations with quarterly earnings announcements made approximately four weeks after the end of future quarterly reporting periods. Prior to this amendment, dividend declarations were generally announced prior to the end of a reporting period. The timing of dividend payments remained substantially unchanged. Consequently, on February 4, 2010 Salisbury announced both its financial results for the fourth quarter of 2009 and its declaration on January 29, 2010 of a common stock dividend of $.28 per common share, payable on February 26, 2010. For the corresponding prior year period, Salisbury announced a common stock dividend of $.28 per common share on November 26, 2008, payable on January 31, 2009, and announced its financial results for the fourth quarter of 2008 on March 20, 2009.

During 2010 and 2009 Salisbury paid preferred stock dividends to the Treasury of $441,000 and $296,000, respectively.

Salisbury's ability to pay cash dividends is dependent on the Bank's ability to pay cash dividends to Salisbury. There are certain restrictions on the payment of cash dividends and other payments by the Bank to Salisbury. Under Connecticut law, the Bank cannot declare a cash dividend except from net profits, defined as the remainder of all earnings from current operations. The total of all cash dividends declared by the Bank in any calendar year shall not, unless specifically approved by the Commissioner of Banking, exceed the total of its net profits of that year combined with its retained net profits of the preceding two years.

FRB Supervisory Letter SR 09-4, February 24, 2009, revised March 27, 2009, states that, as a general matter, the Board of Directors of a Bank Holding Company ("BHC") should inform the Federal Reserve and should eliminate, defer, or significantly reduce dividends if (1) net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is not consistent with capital needs and overall current and prospective financial condition; or (3) the BHC will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Moreover, a BHC should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the BHC capital position.

Further restrictions on cash dividends are imposed on Salisbury because of Salisbury's participation in the CPP. These preclude the payment of any common stock cash dividends if Salisbury is not paying the preferred stock dividend. Additionally, the common stock dividend may not be increased without prior approval from the Treasury for the first three years Salisbury is a CPP participant unless all CPP preferred shares are redeemed or transferred to third parties.

Salisbury believes that the payment of common stock cash dividends is appropriate, provided that such payment considers Salisbury's capital needs, asset quality, and overall financial condition and does not adversely affect the financial stability of Salisbury or the Bank. The continued payment of common stock cash dividends by Salisbury will be dependent on Salisbury's future core earnings, financial condition and capital needs, regulatory restrictions, and other factors deemed relevant by the Board of Directors of Salisbury.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for details of recently issued accounting pronouncements and their expected impact on Salisbury's financial statements.

**IMPACT OF INFLATION AND CHANGING PRICES**

Salisbury's consolidated financial statements are prepared in conformity with GAAP that require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of Salisbury are monetary and as a result, interest rates have a greater impact on Salisbury's performance than do the effects of general levels of inflation, although interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services. Although not a material factor in recent years, inflation could impact earnings in future periods.

**FORWARD-LOOKING STATEMENTS**

This Annual Report may contain forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which Salisbury and the Bank do business; and
(b) expectations for revenues and earnings for Salisbury and Bank.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, Salisbury claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

Actual results could differ materially from management expectations, projections and estimates. Factors that could cause future results to vary from current management expectations include, but are not limited to, the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;
(b) changes in the legislative and regulatory environment that negatively impacts Salisbury and the Bank through increased operating expenses;
(c) increased competition from other financial and non-financial institutions;
(d) the impact of technological advances; and
(e) other risks detailed from time to time in Salisbury's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on Salisbury's and the Bank's financial position and results of operations.

**Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS**

Salisbury manages its exposure to interest rate risk through its Asset/Liability Management Committee ("ALCO") using risk limits and policy guidelines to manage assets and funding liabilities to produce financial results that are consistent with Salisbury's liquidity, capital adequacy, growth, risk and profitability targets. Interest rate risk is the risk of loss to future earnings due to changes in interest rates.

ALCO manages interest rate risk using income simulation to measure interest rate risk inherent in Salisbury's financial instruments at a given point in time by showing the effect of interest rate shifts on net interest income over a 24-month horizon. The simulations incorporate management's growth assumptions over the simulation horizons, with allowances made for loan, deposit and security product mix shifts in selected interest rate scenarios, such as movements between lower rate savings and money market deposit accounts and higher rate time deposits, and changes in the reinvestment of loan and securities cash flows. Additionally, the simulations take into account the specific re-pricing, maturity and prepayment characteristics of differing financial instruments that may vary under different interest rate scenarios.

ALCO reviews the simulation results to determine whether Salisbury's exposure to change in net interest income remains within established tolerance levels over the simulation horizons and to develop appropriate strategies to manage this exposure. Salisbury's tolerance levels for changes in net interest income in its income simulations varies depending on the magnitude of interest rate changes and level of risk-based capital. All changes are measured in comparison to the projected net interest income that would result from an "unchanged" rate scenario where interest rates remain stable over the forecast horizon. ALCO also evaluates the directional trends of net interest income, net interest margin and other financial measures over the forecast horizon for consistency with its liquidity, capital adequacy, growth, risk and profitability targets.

ALCO uses four interest rate scenarios to evaluate interest risk exposure and may vary these interest rate scenarios to show the effect of steepening or flattening changes in yield curves as well as parallel changes in interest rates. At December 31, 2010 ALCO used the following interest rate scenarios: (1) unchanged interest rates; (2) immediately rising interest rates – immediate non-parallel upward shift in market interest rates ranging from 300 basis points for short term rates to 175 basis points for the 10-year Treasury; (3) immediately falling interest rates – immediate non-parallel downward shift in market interest rates ranging from 0 basis points for short term rates to 100 basis points for the 10-year Treasury; and (4) gradually rising interest rates – gradual non-parallel upward shift in market interest rates ranging from 400 basis points for short term rates to 200 basis points for the 10-year Treasury. Deposit rates are assumed to shift by lesser amounts due to their relative historical insensitivity to market interest rate movements. Further, deposits are assumed to have certain minimum rate levels below which they will not fall. Because income simulations assume that Salisbury's balance sheet will remain static over the simulation horizon, the results do not reflect adjustments in strategy that the ALCO could implement in response to rate shifts.

As of December 31, 2010 net interest income simulations indicated that Salisbury's exposure to changing interest rates over the simulation horizons remained within its tolerance levels. The following table sets forth the estimated change in net interest income from an unchanged interest rate scenario over the periods indicated for changes in market interest rates using Salisbury's financial instruments as of December 31, 2010.

| As of December 31, (in thousands) | Months 1-12 | Months 13-24 |
|---|---|---|
| Immediately rising interest rates | (13.40)% | (12.96)% |
| Immediately falling interest rates | 0.21 | (2.09) |
| Gradually rising interest rates | (5.09) | (13.45) |

The negative exposure of net interest income to immediately and gradually rising rates as compared to the unchanged rate scenario results from a faster projected rise in the cost of funds versus income from earning assets, as relatively rate-sensitive money market and time deposits re-price faster than longer duration earning assets. The negative exposure of net interest income to immediately falling rates as compared to an unchanged rate scenario results from a greater decline in earning asset yields compared to rates paid on funding liabilities, as a result of faster prepayments on existing assets and lower reinvestment rates on future loans originated and securities purchased.

While ALCO reviews simulation assumptions and back-tests simulation results to ensure that they are reasonable and current, income simulation may not always prove to be an accurate indicator of interest rate risk or future net interest margin. Over time, the re-pricing, maturity and prepayment characteristics of financial instruments and the composition of Salisbury's balance sheet may change to a different degree than estimated. Simulation modeling assumes a relatively static balance sheet that does not necessarily reflect Salisbury's expectation for future balance sheet growth, which is a function of the business environment and customer behavior. Another significant simulation assumption is the sensitivity of core savings deposits to fluctuations in interest rates. Income simulation results assume that changes in both core savings deposit rates and balances are related to changes in short-term interest rates. The assumed relationship between short-term interest rate changes and core deposit rate and balance changes used in income simulation may differ from ALCO's estimates. Lastly, mortgage-backed securities and mortgage loans involve a level of risk that unforeseen changes in prepayment speeds may cause related cash flows to vary significantly in differing rate environments. Such changes could affect the level of reinvestment risk associated with cash flow from these instruments, as well as their market value. Changes in prepayment speeds could also increase or decrease the amortization of premium or accretion of discounts related to such instruments, thereby affecting interest income.

Salisbury also monitors the potential change in market value of its available-for-sale debt securities in changing interest rate environments. The purpose is to determine market value exposure that may not be captured by income simulation, but which might result in changes to Salisbury's capital and liquidity position. Results are calculated using industry-standard analytical techniques and securities data. Available-for-sale equity securities are excluded from this analysis because the market value of such securities cannot be directly correlated with changes in interest rates. The following table summarizes the potential change in market value of available-for-sale debt securities resulting from immediate parallel rate shifts:

| As of December 31, 2010 (in thousands) | Rates up 100bp | Rates up 200bp |
|---|---|---|
| U.S. Treasury notes | $ (269) | $ (521) |
| U.S. Government agency notes | (1,198) | (2,750) |
| Municipal bonds | (4,015) | (7,597) |
| Mortgage backed securities | (460) | (1,129) |
| Collateralized mortgage obligations | (859) | (1,793) |
| SBA pools | (19) | (34) |
| Other | - | - |
| Total available-for-sale debt securities | $ (6,820) | $ (13,824) |

Item 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

## Index to Consolidated Financial Statements


SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Shatswell, MacLeod & Company P.C.

West Peabody, Massachusetts
March 23, 2011

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

**Salisbury Bancorp, Inc. and Subsidiary**
**CONSOLIDATED BALANCE SHEETS**

| December 31, (dollars in thousands, except par value) | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 6,694 | $ 6,248 |
| Interest bearing demand deposits with other banks | 20,214 | 37,050 |
| Total cash and cash equivalents | 26,908 | 43,298 |
| Interest bearing time deposits with other banks | 5,000 | 5,000 |
| Securities | | |
| Available-for-sale at fair value | 147,422 | 145,031 |
| Held-to-maturity at amortized cost (fair value: $58 and $62) | 56 | 62 |
| Federal Home Loan Bank of Boston stock at cost | 6,032 | 6,032 |
| Loans held-for-sale | 1,184 | 665 |
| Loans receivable, net (allowance for loan losses: $3,920 and $3,473) | 352,449 | 327,257 |
| Investment in real estate | 75 | 75 |
| Other real estate owned | 610 | 275 |
| Bank premises and equipment, net | 12,190 | 10,434 |
| Goodwill | 9,829 | 9,829 |
| Intangible assets (net of accumulated amortization: $1,301 and $1,079) | 1,242 | 1,464 |
| Accrued interest receivable | 2,132 | 2,177 |
| Cash surrender value of life insurance policies | 3,854 | 3,685 |
| Deferred taxes | 2,540 | 3,285 |
| Other assets | 3,947 | 3,778 |
| **Total Assets** | $ 575,470 | $ 562,347 |
| **LIABILITIES and SHAREHOLDERS' EQUITY** | | |
| Deposits | | |
| Demand (non-interest bearing) | $ 71,565 | $ 70,026 |
| Demand (interest bearing) | 63,258 | 45,633 |
| Money market | 77,089 | 64,477 |
| Savings and other | 93,324 | 84,528 |
| Certificates of deposit | 125,053 | 153,539 |
| Total deposits | 430,289 | 418,203 |
| Repurchase agreements | 13,190 | 11,415 |
| Federal Home Loan Bank of Boston advances | 72,812 | 76,364 |
| Accrued interest and other liabilities | 4,163 | 4,010 |
| **Total Liabilities** | 520,454 | 509,992 |
| Commitments and contingencies | - | - |
| Shareholders' Equity | | |
| Preferred stock - $.01 per share par value<br>Authorized: 25,000; issued: 8,816;<br>Liquidation preference: $1,000 per share | 8,738 | 8,717 |
| Common stock - $.10 per share par value<br>Authorized: 3,000,000;<br>Issued: 1,687,661 and 1,686,701 | 168 | 168 |
| Common stock warrants outstanding | 112 | 112 |
| Paid-in capital | 13,200 | 13,177 |
| Retained earnings | 36,567 | 35,259 |
| Accumulated other comprehensive loss, net | (3,769) | (5,078) |
| **Total Shareholders' Equity** | 55,016 | 52,355 |
| **Total Liabilities and Shareholders' Equity** | $ 575,470 | $ 562,347 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**Salisbury Bancorp, Inc. and Subsidiary**
**CONSOLIDATED STATEMENTS OF INCOME**

| Years Ended December 31, (in thousands except per share amounts) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Interest and dividend income** | | | |
| Interest and fees on loans | $ 18,483 | $ 18,233 | $ 18,449 |
| Interest on debt securities | | | |
| Taxable | 3,770 | 5,028 | 5,336 |
| Tax exempt | 2,231 | 2,491 | 2,446 |
| Dividends on equity securities | - | - | 202 |
| Other interest | 172 | 114 | 124 |
| Total interest and dividend income | 24,656 | 25,866 | 26,557 |
| **Interest expense** | | | |
| Deposits | 4,364 | 5,790 | 6,633 |
| Repurchase agreements | 90 | 131 | 106 |
| Federal Home Loan Bank of Boston advances | 3,043 | 3,111 | 4,086 |
| Total interest expense | 7,497 | 9,032 | 10,825 |
| Net interest and dividend income | 17,159 | 16,834 | 15,732 |
| **Provision for loan losses** | 1,000 | 985 | 1,279 |
| Net interest and dividend income after provision for loan losses | 16,159 | 15,849 | 14,453 |
| **Non-interest income** | | | |
| Gains on securities, net | 16 | 473 | 600 |
| Trust and wealth advisory | 2,102 | 1,978 | 2,264 |
| Service charges and fees | 2,006 | 1,725 | 1,930 |
| Gains on sales of mortgage loans, net | 889 | 488 | 344 |
| Mortgage servicing, net | 24 | 80 | (124) |
| Other | 270 | 459 | 182 |
| Total non-interest income, excluding other-than-temporary impairment losses | 5,307 | 5,203 | 5,196 |
| Other-than-temporary impairment losses on securities | - | (2,302) | (2,955) |
| Portion of loss recognized in other comprehensive income (before tax) | - | 1,174 | - |
| Net other-than-temporary impairment losses recognized in earnings | - | (1,128) | (2,955) |
| Total non-interest income | 5,307 | 4,075 | 2,241 |
| **Non-interest expense** | | | |
| Salaries | 6,816 | 6,623 | 6,472 |
| Employee benefits | 2,253 | 2,527 | 1,858 |
| Premises and equipment | 2,099 | 1,969 | 1,859 |
| Data processing | 1,452 | 1,473 | 1,339 |
| Professional fees | 1,382 | 1,508 | 1,269 |
| FDIC insurance | 735 | 914 | 60 |
| Marketing and community support | 319 | 341 | 457 |
| Federal Home Loan Bank of Boston advances prepayment fee | - | - | 864 |
| Amortization of intangibles | 222 | 164 | 164 |
| Other | 1,835 | 1,987 | 1,667 |
| Total non-interest expense | 17,113 | 17,506 | 16,009 |
| Income before income taxes | 4,353 | 2,418 | 685 |
| **Income tax (benefit) provision** | 693 | (49) | (421) |
| **Net income** | $ 3,660 | $ 2,467 | $ 1,106 |
| **Net income available to common shareholders** | $ 3,198 | $ 2,102 | $ 1,106 |
| Basic and diluted earnings per common share | $ 1.90 | $ 1.25 | $ 0.66 |
| Common dividends per share | 1.12 | 0.84 | 1.12 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**Salisbury Bancorp, Inc. and Subsidiary**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**

| | Common Stock | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (dollars in thousands) | Shares | Amount | Preferred Stock | Warrants | Paid-in capital | Retained earnings | Accumulated other comprehensive loss | Total shareholders' equity |
| Balances at December 31, 2007 | 1,685,021 | $ 168 | $ - | $ - | $ 13,130 | $ 35,583 | $ (3,318) | $ 45,563 |
| Net income for year | - | - | - | - | - | 1,106 | - | 1,106 |
| Other comprehensive loss, net of tax | - | - | - | - | - | - | (5,587) | (5,587) |
| Total comprehensive loss | | | | | | | | (4,481) |
| Common stock dividends declared | - | - | - | - | - | (1,888) | - | (1,888) |
| Cumulative effect of change in accounting principle: initial application of ASC 715-60 | - | - | - | - | - | (283) | - | (283) |
| Issuance of common stock for directors fees | 840 | - | - | - | 28 | - | - | 28 |
| Balances at December 31, 2008 | 1,685,861 | 168 | - | - | 13,158 | 34,518 | (8,905) | 38,939 |
| Net income for year | - | - | - | - | - | 2,467 | - | 2,467 |
| Other comprehensive income, net of tax | - | - | - | - | - | - | 3,827 | 3,827 |
| Total comprehensive income | | | | | | | | 6,294 |
| Issuance of preferred stock and warrants | - | - | 8,704 | 112 | - | - | - | 8,816 |
| Amortization (accretion) of preferred stock | - | - | 13 | - | - | (13) | - | - |
| Common stock dividends declared | - | - | - | - | - | (1,417) | - | (1,417) |
| Preferred stock dividends paid | - | - | - | - | - | (296) | - | (296) |
| Issuance of common stock for directors fees | 840 | - | - | - | 19 | - | - | 19 |
| Balances at December 31, 2009 | 1,686,701 | 168 | 8,717 | 112 | 13,177 | 35,259 | (5,078) | 52,355 |
| Net income for year | - | - | - | - | - | 3,660 | - | 3,660 |
| Other comprehensive income, net of tax | - | - | - | - | - | - | 1,309 | 1,309 |
| Total comprehensive income | | | | | | | | 4,969 |
| Amortization (accretion) of preferred stock | - | - | 21 | - | - | (21) | - | - |
| Common stock dividends declared | - | - | - | - | - | (1,890) | - | (1,890) |
| Preferred stock dividends paid | - | - | - | - | - | (441) | - | (441) |
| Issuance of common stock for directors fees | 960 | - | - | - | 23 | - | - | 23 |
| Balances at December 31, 2010 | 1,687,661 | $ 168 | $8,738 | $ 112 | $ 13,200 | $ 36,567 | $ (3,769) | $ 55,016 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**Salisbury Bancorp, Inc. and Subsidiary**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 3,660 | $ 2,467 | $ 1,106 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| (Accretion), amortization and depreciation | | | |
| Securities | 483 | 652 | 149 |
| Bank premises and equipment | 787 | 709 | 687 |
| Core deposit intangible | 222 | 164 | 164 |
| Mortgage servicing rights | 197 | 167 | 132 |
| Fair value adjustment on loans | 42 | 47 | 48 |
| Fair value adjustment on deposits and borrowings | - | (54) | (130) |
| (Gains) and losses | | | |
| Sales and calls of securities available-for-sale, net | (16) | (473) | (600) |
| Sale of other real estate owned | 15 | (39) | - |
| Life insurance policies settlement | - | (129) | - |
| Loss on sale/disposals of premises and equipment | 6 | - | - |
| Impairment loss on securities recognized in earnings | - | 1,128 | 2,955 |
| Loss recognized on other real estate owned | - | 125 | - |
| Provision for loan losses | 1,000 | 985 | 1,279 |
| (Increase) decrease in loans held-for-sale | (519) | 1,649 | (2,194) |
| Increase in deferred loan origination fees and costs, net | (236) | (193) | (88) |
| Mortgage servicing rights originated | (453) | (367) | (132) |
| (Decrease) increase in mortgage servicing rights impairment reserve | (20) | (88) | 117 |
| Decrease (increase) in interest receivable | 45 | 503 | (135) |
| Deferred tax expense (benefit) | 71 | (1,060) | (938) |
| Decrease (increase) in prepaid expenses | 757 | (2,542) | 138 |
| Increase in cash surrender value of life insurance policies | (169) | (265) | (137) |
| (Increase) decrease in income tax receivable | (824) | 437 | (347) |
| Decrease (increase) in other assets | 149 | (63) | (183) |
| Increase (decrease) in accrued expenses | 270 | 129 | (98) |
| (Decrease) increase in interest payable | (88) | 25 | (240) |
| Increase in other liabilities | 62 | 230 | 183 |
| Issuance of shares for directors' fees | 23 | 19 | 28 |
| Net cash provided by operating activities | 5,464 | 4,163 | 1,764 |
| **Investing Activities** | | | |
| Purchase of interest-bearing time deposits with other banks | - | (5,000) | - |
| Purchases of Federal Home Loan Bank of Boston stock | - | (709) | (147) |
| Purchases of securities available-for-sale | (52,932) | (110,728) | (111,560) |
| Proceeds from sales of securities available-for-sale | - | 37,818 | 76,524 |
| Proceeds from calls of securities available-for-sale | 24,745 | 42,044 | 22,500 |
| Proceeds from maturities of securities available-for-sale | 27,221 | 32,207 | 7,370 |
| Proceeds from maturities of securities held-to-maturity | 6 | 4 | 4 |
| Loan originations and principal collections, net | (26,443) | (28,554) | (27,367) |
| Purchases of loans | - | - | (3,297) |
| Recoveries of loans previously charged-off | 29 | 30 | 45 |
| Proceeds from sales of other real estate owned | 66 | 94 | - |
| Proceeds from life insurance policies settlement | - | 534 | - |
| Proceeds from sales/disposals of premises and equipment | 382 | - | - |
| Capital expenditures | (2,906) | (3,565) | (903) |
| Cash and cash equivalents acquired | | | |
| Webster Bank N.A. | - | 8,121 | - |
| Net cash utilized by investing activities | (29,832) | (27,704) | (36,831) |

*The accompanying notes are an integral part of the consolidated financial statements.*

**Salisbury Bancorp, Inc. and Subsidiary**
**CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)**

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Financing Activities** | | | |
| Increase in deposit transaction accounts, net | 40,572 | 39,153 | 17,713 |
| (Decrease) increase in time deposits, net | (28,486) | 22,679 | 9,471 |
| Increase in securities sold under agreements to repurchase, net | 1,775 | 212 | 11,203 |
| Federal Home Loan Bank of Boston advances | - | 12,000 | 17,000 |
| Principal payments on Federal Home Loan Bank of Boston advances | (3,552) | (2,618) | (36,208) |
| (Decrease) increase in short term Federal Home Loan Bank of Boston advances, net | - | (20,878) | 12,241 |
| Proceeds from issuance of preferred stock | - | 8,816 | - |
| Common stock dividends paid | (1,890) | (1,889) | (1,871) |
| Preferred stock dividends paid | (441) | (296) | - |
| Net cash provided by financing activities | 7,978 | 57,179 | 29,549 |
| Net (decrease) increase in cash and cash equivalents | (16,390) | 33,638 | (5,518) |
| Cash and cash equivalents, beginning of year | 43,298 | 9,660 | 15,178 |
| Cash and cash equivalents, end of year | $ 26,908 | $ 43,298 | $ 9,660 |
| Cash paid during year | | | |
| Interest | $ 7,585 | $ 9,064 | $ 11,195 |
| Income taxes | 1,446 | 574 | 864 |
| Non-cash transfers | | | |
| From loans to other real estate owned | 610 | 400 | 205 |
| From other real estate owned to loans | 194 | 150 | - |
| Webster Bank, N.A. branch acquisition | | | |
| Cash and cash equivalents acquired | - | 8,121 | - |
| Net loans acquired | - | 2,455 | - |
| Fixed assets acquired | - | 403 | - |
| Accrued interest receivable acquired | - | 7 | - |
| Deposits assumed | - | 11,446 | - |
| Accrued interest payable assumed | - | 3 | - |
| Core deposit intangible | - | 463 | - |

*The accompanying notes are an integral part of the consolidated financial statements.*

Salisbury Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Salisbury is the bank holding company for Salisbury Bank, a State chartered commercial bank. Salisbury's activity is currently limited to the holding of the Bank's outstanding capital stock and the Bank is Salisbury's only subsidiary and its primary investment. The Bank is a Connecticut chartered and Federal Deposit Insurance Corporation (the "FDIC") insured commercial bank headquartered in Lakeville, Connecticut. The Bank's principal business consists of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. The Bank conducts its business through eight full-service offices located in Litchfield, Berkshire and Dutchess Counties in Connecticut, Massachusetts and New York, respectively. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies:

### Principles of Consolidation

The consolidated financial statements include those of Salisbury and its subsidiary after elimination of all inter-company accounts and transactions.

### Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In preparing the financial statements, management is required to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Certain reclassifications have been made to the 2009 and 2008 financial statements to make them consistent with the 2010 presentation.

Salisbury's loans collateralized by real estate and all other real estate owned ("OREO") are located principally in northwestern Connecticut and nearby New York and Massachusetts towns, which constitute Salisbury's service area. Accordingly, the collectability of a substantial portion of the loan portfolio and OREO is particularly susceptible to changes in market conditions in Salisbury's service area. While management uses available information to recognize losses on loans and OREO, future additions to the allowance or write-downs of OREO may be necessary based on changes in local economic conditions, particularly in Salisbury's service area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Salisbury's allowance for loan losses and valuation of OREO. Such agencies may require Salisbury to recognize additions to the allowance or write-downs based on their judgments of information available to them at the time of their examination.

### Securities

Securities that may be sold as part of Salisbury's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value. Unrealized holding gains and losses on such securities are reported net of related taxes, if applicable, as a separate component of shareholders' equity. Securities that Salisbury has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis. Securities are reviewed regularly for other-than-temporary impairment ("OTTI"). Premiums and discounts are amortized or accreted utilizing the interest method over the life or call of the term of the investment security. For any debt security with a fair value less than its amortized cost basis, Salisbury will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, Salisbury will recognize a full impairment charge to earnings. For all other debt securities that are considered OTTI and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses. The OTTI related to all other factors will be recorded in other comprehensive income. Declines in marketable equity securities below their cost that are deemed other than temporary are reflected in earnings as realized losses.

### Federal Home Loan Bank of Boston Stock

The Bank is a member of the Federal Home Loan Bank of Boston ("FHLBB"). The FHLBB is a cooperative that provides services, including funding in the form of advances, to its member banking institutions. As a requirement of membership, the Bank must own a minimum amount of FHLBB stock, calculated periodically based primarily on its level of borrowings from the FHLBB. No market exists for shares of the FHLBB and therefore, they are carried at par value. FHLBB stock may be redeemed at par value five years following termination of FHLBB membership, subject to limitations which may be imposed by the FHLBB or its regulator, the Federal Housing Finance Board, to maintain capital adequacy of the FHLBB. While the Bank currently has no intentions to terminate its FHLBB membership, the ability to redeem its investment in FHLBB stock would be subject to the conditions imposed by the FHLBB. In 2008, the FHLBB announced to its members that it is focusing on preserving capital in response to ongoing market volatility including the extension of a moratorium on excess stock repurchases and in 2009 announced the suspension of its quarterly dividends. On February 22, 2011, the FHLBB declared a modest cash dividend payable to its members on March 2, 2011. The FHLBB also announced that it expects to continue to declare modest cash dividends through 2011. Based on the capital adequacy and the liquidity position of the FHLBB, management believes there is no impairment related to the carrying amount of the Bank's FHLBB stock as of December 31, 2010. Further deterioration of the FHLBB's capital levels may require the Bank to deem its restricted investment in FHLBB stock to be OTTI. If evidence of impairment exists in the future, the FHLBB stock would reflect fair value using either observable or unobservable inputs. The Bank will continue to monitor its investment in FHLBB stock.

**Loans**

Loans receivable consist of loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off. Loans receivable are reported at their principal outstanding balance, net of unamortized deferred loan origination fees and costs. Interest income is accrued on the unpaid principal balance. Deferred loan origination fees and costs are amortized as an adjustment to yield over the life of the related loans.

Loans held-for-sale consist of residential mortgage loans that management has the intent to sell. Loans held-for-sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis, net of deferred loan origination fees and costs. Changes in the carrying value, deferred loan origination fees and costs, and realized gains and losses on sales of loans held-for-sale are reported in earnings as gains and losses on sales of mortgage loans, net, when the proceeds are received from investors.

The accrual of interest on loans, including troubled debt restructured loans, is generally discontinued when principal or interest is past due by 90 days or more, or earlier when, in the opinion of management, full collection of principal or interest is unlikely, except for loans that are well collateralized, in the process of collection and where full collection of principal and interest is assured. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current income. Income on such loans, including impaired loans, is then recognized only to the extent that cash is received and future collection of principal is probable. Loans, including troubled debt restructured loans, are restored to accrual status when principal and interest payments are brought current and future payments are reasonably assured, following a sustained period of repayment performance by the borrower in accordance with the loan's contractual terms.

Troubled debt restructured loans include those for which concessions such as reduction of interest rates, other than normal market rate adjustments, or deferral of principal or interest payments, extension of maturity dates, or reduction of principal balance or accrued interest, have been granted due to a borrower's financial condition. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit Salisbury by increasing the ultimate probability of collection.

Troubled debt restructured loans are classified as accruing or non-accruing based on management's assessment of the collectability of the loan. Loans which are already on nonaccrual status at the time of the troubled debt restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing troubled debt restructured loans are generally placed into nonaccrual status if and when the borrower fails to comply with the restructured terms.

Impaired loans are loans for which it is probable that Salisbury will not be able to collect all amounts due according to the contractual terms of the loan agreements and loans restructured in a troubled debt restructuring. Impairment is measured on a discounted cash flow method based upon the loan's contractual effective interest rate, or at the loan's observable market price, or at the fair value of the collateral, if the loan is collateral dependent. Impairment is measured based on the fair value of the collateral less costs to sell if it is determined that foreclosure is probable.

**Allowance for Loan Losses**

The allowance for loan losses represents management's estimate of the probable credit losses inherent in the loan portfolio as of the reporting date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by loan charge-offs. Loan charge-offs are recognized when management determines a loan or portion of a loan to be uncollectible.

The determination of the adequacy of the allowance is based on management's ongoing review of numerous factors, including the growth and composition of the loan portfolio, historical loss experience over a 10-to-15 year economic cycle, probable credit losses based upon internal and external portfolio reviews, credit risk concentrations, changes in lending policy, current economic conditions, analysis of current levels and asset quality, delinquency levels and trends, estimates of the current value of underlying collateral, the performance of individual loans in relation to contract terms, and other pertinent factors.

While management believes that the allowance for loan losses is adequate the allowance is an estimate, and ultimate losses may vary from management's estimate. Future additions to the allowance may also be necessary based on changes in assumptions and economic conditions. In addition, various regulatory agencies periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

The allowance for loan losses is computed by segregating the portfolio into three components: (1) loans collectively evaluated for impairment: general loss allocation factors for non-impaired loans based on loan product, collateral type and abundance, loan risk rating, historical loss experience, delinquency factors and other similar economic indicators, (2) loans individually evaluated for impairment: individual loss allocations for loans deemed to be impaired based on discounted cash flows or collateral value, and (3) unallocated: general loss allocations for other environmental factors.

Loans collectively evaluated for impairment

This component of the allowance for loan losses is stratified by the following loan segments: residential real estate secured (residential 1-4 family and 5+ multifamily, construction of residential 1-4 family, and home equity credit) commercial real estate secured (commercial and construction of commercial), secured by land (farm and vacant land), commercial and industrial, municipal and consumer. Management's general loss allocation factors are based on expected loss experience adjusted for historical loss experience and other qualitative factors, including levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in Salisbury's policies or methodology pertaining to the general component of the allowance for loan losses during 2010.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate - Salisbury generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate - Loans in this segment are primarily income-producing properties throughout Salisbury's market area. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. For all commercial loans management annually obtains business and personal financial statements, tax returns, and, where applicable, rent rolls, and continually monitors the repayment of these loans.

Construction loans - Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Commercial loans - Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Consumer loans - Loans in this segment are generally unsecured and repayment is dependent on the credit quality of the individual borrower.

Loans individually evaluated for impairment:

This component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan.

A loan is considered impaired when, based on current information and events, it is probable that Salisbury will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Salisbury periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are classified as impaired.

Unallocated

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

**Other Real Estate Owned ("OREO")**

Other real estate owned consists of properties acquired through foreclosure and properties classified as in-substance foreclosures. These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write-down from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. A valuation allowance is maintained for declines in market value and for estimated selling expenses. Increases to the valuation allowance, expenses associated with ownership of these properties, and gains and losses from their sale are included in OREO expense.

Loans classified as in-substance foreclosures include only those loans for which Salisbury has taken possession of the collateral, but has not completed legal foreclosure proceedings.

**Income Taxes**

Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting and for income tax purposes using the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Salisbury provides deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is assured beyond a reasonable doubt.

**Bank Premises and Equipment**

Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of the estimated useful lives of the improvements or the term of the related leases.

**Intangible Assets**

Intangible assets consist of core deposit intangibles and goodwill. Intangible assets equal the excess of the purchase price over the fair value of the tangible net assets acquired in acquisitions accounted for using the acquisition method of accounting. Salisbury's assets at December 31, 2010, and 2009, include goodwill of $2,358,000 arising from the purchase of a branch office in 2001, $7,152,000 arising from the 2004 acquisition of Canaan National Bancorp, Inc. and $319,000 arising from the 2007 purchase of a branch office in Mt. Vernon, NY. See Note 17.

On an annual basis, management assesses intangible assets for impairment and at December 31, 2010, concluded there was no impairment. If a permanent loss in value is indicated, an impairment charge to income will be recognized.

**Statement of Cash Flows**

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks and interest-bearing demand deposits with other financial institutions.

**Computation of Earnings per Share**

Basic earnings per share is computed using the weighted-average common shares outstanding during the year. The computation of diluted earnings per share is similar to the computation of basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. See Note 22.

**Recent Accounting Pronouncements**

In December 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-28, "Intangibles - Goodwill and Other." This ASU is to addresses when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For public entities, the amendments in this ASU are effective for fiscal years and interim periods beginning after December 15, 2010.

In December 2010, the FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations." This ASU addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This ASU is created to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. This ASU is intended to provide additional information to assist financial statement users in assessing the entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The amendments in this ASU are effective as of the end of a reporting period for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

In April 2010, the FASB issued ASU 2010-18, "Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset." As a result of this ASU, modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments in this ASU are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively. Early application is permitted. This ASU did not have a significant impact on Salisbury's financial position or results of operations. In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements." The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 of the fair value hierarchy and describing the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. The Company adopted ASU 2010-06 as of January 1, 2010. The required disclosures are included in Note 20, "Fair Value Measurements," to the consolidated Financial Statements. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in the Level 3 of the fair value measurement hierarchy will be required for fiscal years beginning after December 15, 2010.

In March 2010, the FASB issued ASU 2010-11, "Scope Exception Related to Embedded Credit Derivatives." The ASU clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separate fair value accounting. The ASU allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. The requirements are effective July 1, 2010. This standard did not have a significant impact on Salisbury's financial position or results of operations.

In January 2010, the FAB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements." The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 of the fair value hierarchy and describing the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. The Company adopted ASU 2010-06 as January 1, 2010. The required disclosures are included in Note 20, "Fair Value Measurements," to the consolidated Financial Statements. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in the Level 3 of the fair value measurement hierarchy will be required for fiscal years beginning after December 15, 2010.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets," and SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)." These standards are effective for the first interim reporting period of 2010. SFAS No. 166 amends the guidance in ASC 860 to eliminate the concept of a qualifying special-purpose entity ("QSPE") and changes some of the requirements for derecognizing financial assets. SFAS No. 167 amends the consolidation guidance in ASC 810-10. Specifically, the amendments will (a) eliminate the exemption for QSPEs from the new guidance, (b) shift the determination of which enterprise should consolidate a variable interest entity ("VIE") to a current control approach, such that an entity that has both the power to make decisions and right to receive benefits or absorb losses that could potentially be significant, will consolidate a VIE, and (c) change when it is necessary to reassess who should consolidate a VIE. These standards did not have a significant impact on Salisbury's financial position or results of operations.

**NOTE 2 - SECURITIES**

The composition of securities is as follows:

| (in thousands) | Amortized cost (1) | Gross unrealized gains | Gross unrealized losses | Fair value |
|---|---|---|---|---|
| **December 31, 2010** | | | | |
| **Available-for-sale** | | | | |
| U.S. Treasury notes | $ 4,999 | $ 197 | $ - | $ 5,196 |
| U.S. Government Agency notes | 41,590 | 380 | (92) | 41,878 |
| Municipal bonds | 51,330 | 139 | (5,371) | 46,098 |
| Mortgage backed securities | | | | |
| U.S. Government Agencies | 19,190 | 566 | (20) | 19,736 |
| Collateralized mortgage obligations | | | | |
| U.S. Government Agencies | 9,283 | 29 | (1) | 9,311 |
| Non-agency | 19,002 | 714 | (599) | 19,117 |
| SBA bonds | 4,831 | 70 | - | 4,901 |
| Corporate bonds | 1,089 | 41 | - | 1,130 |
| Preferred Stock | 20 | 35 | - | 55 |
| Total securities available-for-sale | $ 151,334 | $ 2,171 | $ (6,083) | $ 147,422 |
| **Held-to-maturity** | | | | |
| Mortgage backed security | $ 56 | $ 2 | $ - | $ 58 |
| **Non-marketable securities** | | | | |
| Federal Home Loan Bank of Boston stock | $ 6,032 | $ - | $ - | $ 6,032 |

(1) Net of other-than-temporary impairment write-down recognized in earnings.

| (in thousands) | Amortized cost (1) | Gross un-realized gains | Gross un-realized losses | Fair value |
|---|---|---|---|---|
| **December 31, 2009** | | | | |
| **Available-for-sale** | | | | |
| U.S. Treasury notes | $ 1,999 | $ 1 | $ - | $ 2,000 |
| U.S. Government Agency notes | 24,833 | 125 | (126) | 24,832 |
| Municipal bonds | 51,775 | 113 | (4,735) | 47,153 |
| Mortgage backed securities | | | | |
| U.S. Government Agencies | 33,535 | 535 | (143) | 33,927 |
| Collateralized mortgage obligations | | | | |
| U.S. Government Agencies | 5,696 | - | (58) | 5,638 |
| Non-agency | 25,317 | 433 | (2,121) | 23,629 |
| SBA bonds | 6,581 | 59 | - | 6,640 |
| Corporate bonds | 1,079 | 49 | - | 1,128 |
| Preferred Stock | 20 | 64 | - | 84 |
| Total securities available-for-sale | $ 150,835 | $ 1,379 | $ (7,183) | $ 145,031 |
| **Held-to-maturity** | | | | |
| Mortgage backed security | $ 62 | $ - | $ - | $ 62 |
| **Non-marketable securities** | | | | |
| Federal Home Loan Bank of Boston stock | $ 6,032 | $ - | $ - | $ 6,032 |

(1) Net of other-than-temporary impairment write-down recognized in earnings.

Sales of securities available-for-sale and gains realized are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Proceeds | $ - | $ 37,818 | $ 76,524 |
| Gains realized | - | 600 | 572 |
| Losses realized | - | (135) | - |
| Net gains realized | - | 465 | 572 |
| Income tax provision | - | 158 | 194 |

Included in non-agency Collateralized Mortgage Obligations ("CMOs") are seven securities issued by Wells Fargo with an aggregate amortized cost basis and fair value of $6,474,000 and $6,588,000, respectively, that exceeded 10% of shareholders' equity as of December 31, 2010.

The following table summarizes, for all securities, including debt securities for which a portion of other-than-temporary impairment has been recognized in other comprehensive income, in an unrealized loss position, the aggregate fair value and gross unrealized loss of securities that have been in a continuous unrealized loss position as of the dates presented:

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| (in thousands) | Fair value | Unrealized losses | Fair value | Unrealized losses | Fair value | Unrealized losses |
| **December 31, 2010** | | | | | | |
| **Available-for-sale** | | | | | | |
| U.S. Government Agency notes | $ 9,908 | $ 92 | $ - | $ - | $ 9,908 | $ 92 |
| Municipal Bonds | 28,677 | 1,708 | 14,965 | 3,663 | 43,642 | 5,371 |
| Mortgage backed securities | 2,190 | 20 | - | - | 2,190 | 20 |
| Collateralized mortgage obligations | | | | | | |
| U.S. Government Agencies | 4,659 | 1 | - | - | 4,659 | 1 |
| Non-agency | - | - | 3,558 | 189 | 3,558 | 189 |
| Total temporarily impaired securities | 45,434 | 1,821 | 18,523 | 3,852 | 63,957 | 5,673 |
| Other-than-temporarily impaired securities | | | | | | |
| Collateralized mortgage obligations | | | | | | |
| Non-agency | 1,055 | 104 | 2,737 | 306 | 3,792 | 410 |
| Total temporarily impaired and other-than-temporarily impaired securities | $ 46,489 | $ 1,925 | $ 21,260 | $ 4,158 | $ 67,749 | $ 6,083 |

| (in thousands) | Less than 12 Months Fair value | Less than 12 Months Unrealized losses | 12 Months or Longer Fair value | 12 Months or Longer Unrealized losses | Total Fair value | Total Unrealized losses |
|---|---|---|---|---|---|---|
| **December 31, 2009** | | | | | | |
| **Available-for-sale** | | | | | | |
| U.S. Government Agency notes | $ 7,997 | $ 126 | $ - | $ - | $ 7,997 | $ 126 |
| Municipal Bonds | 12,171 | 438 | 30,249 | 4,297 | 42,420 | 4,735 |
| Mortgage backed securities | 2,704 | 135 | 641 | 8 | 3,345 | 143 |
| Collateralized mortgage obligations | | | | | | |
| U.S. Government Agencies | 5,638 | 58 | - | - | 5,638 | 58 |
| Non-agency | 4,387 | 327 | 5,768 | 563 | 10,155 | 890 |
| Total temporarily impaired securities | 32,897 | 1,084 | 36,658 | 4,868 | 69,555 | 5,952 |
| Other-than-temporarily impaired securities | | | | | | |
| Collateralized mortgage obligations | | | | | | |
| Non-agency | | | | | | |
| Other-than-temporarily impaired securities | - | - | 4,237 | 1,231 | 4,237 | 1,231 |
| Total temporarily impaired and other-than-temporarily impaired securities | $ 32,897 | $ 1,084 | $ 40,895 | $ 6,099 | $ 73,792 | $ 7,183 |

Securities amortized cost, fair value and tax equivalent yield by maturity are as follows:

| December 31, 2010 (dollars in thousands) | Amortized cost | Fair value | Yield(1) |
|---|---|---|---|
| **Available-for-sale** | | | |
| U.S. Treasury notes | | | |
| After 5 years but within 10 years | $ 4,999 | $ 5,196 | 3.06% |
| U.S. Government Agency notes | | | |
| Within 1 year | 4,991 | 5,019 | 3.09 |
| After 1 year but within 5 years | 26,996 | 27,147 | 1.95 |
| After 5 years but within 10 years | 5,000 | 4,920 | 2.35 |
| After 10 years but within 15 years | 2,073 | 2,134 | 3.15 |
| After 15 years | 2,530 | 2,658 | 5.03 |
| Total | 41,590 | 41,878 | 3.57 |
| Municipal bonds | | | |
| After 5 years but within 10 years | 623 | 641 | 5.49 |
| After 10 years but within 15 years | 3,186 | 2,996 | 6.16 |
| After 15 years | 47,521 | 42,461 | 6.37 |
| Total | 51,330 | 46,098 | 6.34 |
| Mortgage backed securities | | | |
| U.S. Government Agency | 19,190 | 19,736 | 3.83 |
| Collateralized mortgage obligations | | | |
| U.S. Government Agency | 9,283 | 9,311 | 5.77 |
| Non-agency | 19,002 | 19,117 | 0.57 |
| SBA bonds | 4,831 | 4,901 | 1.40 |
| Corporate bonds | | | |
| After 1 year but within 5 years | 1,089 | 1,130 | 4.00 |
| Preferred Stock | 20 | 55 | 0.00 |
| Total securities available-for-sale | $ 151,334 | $ 147,422 | 4.57 |
| **Held-to-maturity** | | | |
| Mortgage backed security | $ 56 | $ 58 | 3.33% |

(1) Yield is based on amortized cost.

Salisbury evaluates securities for OTTI where the fair value of a security is less than its amortized cost basis at the balance sheet date. As part of this process, Salisbury considers its intent to sell each debt security and whether it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of these conditions is met, Salisbury recognizes an OTTI charge to earnings equal to the entire difference between the security's amortized cost basis and its fair value at the balance sheet date. For securities that meet neither of these conditions, an analysis is performed to determine if any of these securities are at risk for OTTI.

The following summarizes, by security type, the basis for evaluating if the applicable securities were OTTI at December 31, 2010.

U.S Government Agency notes, U.S. Government Agency mortgage-backed securities and U.S. Government Agency CMOs: The contractual cash flows are guaranteed by U.S. government agencies and U.S. government-sponsored enterprises. Changes in fair values are a function of changes in investment spreads and interest rate movements and not changes in credit quality. Management expects to recover the entire amortized cost basis of these securities. Furthermore, Salisbury does not intend to sell these securities and it is not more likely than not that Salisbury will be required to sell these securities before recovery of their cost basis, which may be maturity. Therefore, management does not consider these securities to be OTTI at December 31, 2010.

Municipal bonds: Contractual cash flows are performing as expected. The decline in fair values at December 31, 2010 as compared with December 31, 2009, is primarily due to an increase in interest rates and risk premium spreads for municipal bonds in 2010 compared to 2009. Late in 2010 and continuing into 2011 the municipal bond market experienced significant price declines as uncertainty about the health of local and state government finances caused investors to exit the market. Salisbury purchased substantially all of these securities during 2006-to-2008 as bank qualified, insured, AAA rated general obligation or revenue bonds. Salisbury's portfolio is mostly comprised of tax-exempt general obligation bonds or public-purpose revenue bonds for schools, municipal offices, sewer infrastructure and fire houses, for small towns and municipalities across the United States. In the wake of the financial crisis, most monoline bond insurers had their ratings downgraded or withdrawn because of excessive exposure to insurance for collateralized debt obligations. In response to this Salisbury has commenced credit underwriting reviews of certain issuers, including those that have had their ratings withdrawn and those that are insured by insurers that have had their ratings withdrawn, to assess their default risk. For all completed reviews pass credit risk ratings have been assigned. Management believes that unrealized losses on its municipal bonds are a function of interest rate movements and changes in investor spreads for credit sensitive securities. Management expects to recover the entire amortized cost basis of these securities. Salisbury does not intend to sell these securities and it is not more likely than not that Salisbury will be required to sell these securities before recovery of their cost basis, which may be maturity. Management does not consider these securities to be OTTI at December 31, 2010.

Non-agency CMOs: Salisbury performed a detailed cash flow analysis of its non-agency CMOs at December 31, 2010 to assess whether any of the securities were OTTI. Salisbury uses third party provided cash flow forecasts of each security based on a variety of market driven assumptions and securitization terms, including prepayment speed, default or delinquency rate, and default severity for losses including interest, legal fees, property repairs, expenses and realtor fees, that, together with the loan amount are subtracted from collateral sales proceeds to determine severity. In 2009 Salisbury determined that five non-agency CMO securities reflected OTTI and recognized losses for deterioration in credit quality of $1,128,000. Salisbury judged these five securities not to have additional OTTI and all other CMO securities not to be OTTI as of December 31, 2010. It is possible that future loss assumptions could change necessitating Salisbury to recognize future OTTI for further deterioration in credit quality. Salisbury does not intend to sell these securities and it is not more likely than not that Salisbury will be required to sell these securities before recovery of their cost basis.

Securities for which an OTTI has been recognized are as follows:

| Year ended December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Non-Agency CMOs | | |
| Total OTTI losses (unrealized and realized) | $ - | $ 2,302 |
| Less: unrealized OTTI recognized in other comprehensive loss | - | 1,174 |
| Net impairment losses recognized in earnings | $ - | $ 1,128 |

The following table presents activity related to credit losses recognized into earnings on the non-agency CMOs held by Salisbury for which a portion of an OTTI charge was recognized in accumulated other comprehensive income:

| Years ended December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Balance, beginning of period | $ 1,128 | $ - |
| Credit component on debt securities in which OTTI was not previously recognized | - | 1,128 |
| Balance, end of period | $ 1,128 | $ 1,128 |

## NOTE 3 - LOANS

The composition of loans receivable and loans held-for-sale is as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Residential 1-4 family | $ 176,892 | $ 165,249 |
| Residential 5+ multifamily | 2,889 | 2,643 |
| Construction of residential 1-4 family | 5,988 | 2,817 |
| Home equity credit | 34,164 | 33,569 |
| Residential real estate | 219,933 | 204,278 |
| Commercial | 75,495 | 68,085 |
| Construction of commercial | 7,312 | 8,706 |
| Commercial real estate | 82,807 | 76,791 |
| Farm land | 5,690 | 5,577 |
| Vacant land | 12,979 | 11,656 |
| Real estate secured | 321,409 | 298,302 |
| Commercial and industrial | 25,123 | 24,014 |
| Municipal | 4,338 | 2,284 |
| Consumer | 4,677 | 5,544 |
| Loans receivable, gross | 355,547 | 330,144 |
| Deferred loan origination fees and costs, net | 822 | 586 |
| Allowance for loan losses | (3,920) | (3,473) |
| Loans receivable, net | $ 352,449 | $ 327,257 |
| Loans held-for-sale | | |
| Residential 1-4 family | $ 1,184 | $ 665 |

Salisbury has transferred a portion of its originated commercial real estate loans to participating lenders under loan participation agreements. The amounts transferred have been accounted for as sales and are excluded from Salisbury's loans receivables. Salisbury and its participating lenders share ratably in any gains or losses that may result from a borrower's lack of compliance with contractual terms of the loan. Salisbury services the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties.

During 2010, Salisbury sold a $2 million participation in a $6 million commercial real estate loan. Salisbury did not purchase any loan participations in 2010. At December 31, 2010 and 2009, Salisbury was servicing loans for participants aggregating $1,978,000 and $0 respectively.

The composition of loans receivable by delinquency status is as follows:

| December 31, 2010 (in thousands) | Current | Past due | | | | | | Accruing 90 days and over | Non- accrual |
|---|---|---|---|---|---|---|---|---|---|
| | | 1-29 days | 30-59 days | 60-89 days | 90-179 days | 180 days and over | 30 days and over | | |
| Residential 1-4 family | $ 168,745 | $ 4,606 | $ 731 | $ 1,668 | $ - | $ 1,142 | $ 3,541 | $ - | $ 2,534 |
| Residential 5+ multifamily | 2,728 | - | 161 | - | - | - | 161 | - | - |
| Residential 1-4family construction | 5,988 | - | - | - | - | - | - | - | - |
| Home equity credit | 33,575 | 419 | 55 | 90 | - | 25 | 170 | - | 362 |
| Residential real estate | 211,036 | 5,025 | 947 | 1,758 | - | 1,167 | 3,872 | - | 2,896 |
| Commercial | 72,817 | 1,401 | 537 | - | 346 | 394 | 1,277 | - | 2,924 |
| Construction of commercial | 7,312 | - | - | - | - | - | - | - | - |
| Commercial real estate | 80,129 | 1,401 | 537 | - | 346 | 394 | 1,277 | - | 2,924 |
| Farm land | 4,754 | 936 | - | - | - | - | - | - | - |
| Vacant land | 9,498 | 30 | 53 | - | 241 | 3,157 | 3,451 | - | 4,018 |
| Real estate secured | 305,417 | 7,392 | 1,537 | 1,758 | 587 | 4,718 | 8,600 | - | 9,838 |
| Commercial and industrial | 24,618 | 250 | 159 | - | 96 | - | 255 | 96 | 207 |
| Municipal | 4,338 | - | - | - | - | - | - | - | - |
| Consumer | 4,512 | 110 | 33 | 22 | - | - | 55 | - | - |
| Loans receivable, gross | $ 338,885 | $ 7,752 | $ 1,729 | $ 1,780 | $ 683 | $ 4,718 | $ 8,910 | $ 96 | $ 10,045 |

Interest on non-accrual loans that would have been recorded as additional interest income for the years ended December 31, 2010, 2009 and 2008 had the loans been current in accordance with their original terms totaled $335,000, $262,000 and $346,000, respectively.

### Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance, beginning of period | $ 3,473 | $ 2,724 | $ 2,475 |
| Provision for losses | 1,000 | 985 | 1,279 |
| Charge-offs | (582) | (266) | (1,075) |
| Recoveries | 29 | 30 | 45 |
| Balance, end of period | $ 3,920 | $ 3,473 | $ 2,724 |

The composition of loans receivable and the allowance for loan losses at December 31, 2010 is as follows:

| December 31, 2010 (in thousands) | Collectively evaluated | | Individually evaluated | | Total portfolio | |
|---|---|---|---|---|---|---|
| | Loan balance | Allowance | Loan balance | Allowance | Loan balance | Allowance |
| Residential 1-4 family | $ 170,145 | $ 740 | $ 6,747 | $ 350 | $ 176,892 | $ 1,090 |
| Residential 5+ multifamily | 2,889 | 25 | - | - | 2,889 | 25 |
| Construction of residential 1-4 family | 5,988 | 28 | - | - | 5,988 | 28 |
| Home equity credit | 33,801 | 361 | 363 | - | 34,164 | 361 |
| Residential real estate | 212,823 | 1,154 | 7,110 | 350 | 219,933 | 1,504 |
| Commercial | 70,574 | 813 | 4,921 | 279 | 75,495 | 1,092 |
| Construction of commercial | 7,292 | 41 | 20 | - | 7,312 | 41 |
| Commercial real estate | 77,866 | 854 | 4,941 | 279 | 82,807 | 1,133 |
| Farm land | 5,690 | 61 | - | - | 5,690 | 61 |
| Vacant land | 8,801 | 99 | 4,178 | 232 | 12,979 | 331 |
| Real estate secured | 305,180 | 2,168 | 16,229 | 861 | 321,409 | 3,029 |
| Commercial and industrial | 23,789 | 286 | 1,334 | 254 | 25,123 | 540 |
| Municipal | 4,338 | 51 | - | - | 4,338 | 51 |
| Consumer | 4,677 | 164 | - | - | 4,677 | 164 |
| Unallocated allowance | - | - | - | - | - | 136 |
| Totals | $ 337,984 | $ 2,669 | $ 17,563 | $ 1,115 | $ 355,547 | $ 3,920 |

### Credit Quality Information

Salisbury uses credit risk ratings to determine its allowance for loan losses. Credit risk ratings categorize loans by common financial and structural characteristics that measure the credit strength of a borrower. The rating model has eight risk rating grades, with each grade corresponding to a progressively greater risk of default. Grades 1 through 4 are pass ratings and 5 through 8 are criticized as defined by the regulatory agencies. Risk ratings are assigned to differentiate risk within the portfolio and are reviewed on an ongoing basis and revised, if needed, to reflect changes in the borrowers' current financial position and outlook, risk profiles and the related collateral and structural positions.

Loans rated as "special mention" possess credit deficiencies or potential weaknesses deserving management's close attention that if left uncorrected may result in deterioration of the repayment prospects for the loans at some future date.

Loans rates as "substandard" are loans where the Bank's position is clearly not protected adequately by borrower current net worth or payment capacity. These loans have well defined weaknesses based on objective evidence and include loans where future losses to the Bank may result if deficiencies are not corrected, and loans where the primary source of repayment such as income is diminished and the Bank must rely on sale of collateral or other secondary sources of collection.

Loans rated "doubtful" have the same weaknesses as substandard loans with the added characteristic that the weakness makes collection or liquidation in full, given current facts, conditions, and values, to be highly improbable. The possibility of loss is high, but due to certain important and reasonably specific pending factors, which may work to strengthen the loan, its reclassification as an estimated loss is deferred until its exact status can be determined.

Loans classified as "loss" are considered uncollectible and of such little value, that continuance as Bank assets is unwarranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather, it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be made in the future.

Management actively reviews and tests its credit risk ratings against actual experience and engages an independent third-party to annually validate its assignment of credit risk ratings. In addition, the Bank's loan portfolio is examined periodically by its regulatory agencies, the FDIC and CTDOB.

The composition of loans receivable by risk rating grade is as follows:

| December 31, 2010 (in thousands) | Pass | Special mention | Substandard | Doubtful | Loss | Total |
|---|---|---|---|---|---|---|
| Residential 1-4 family | $ 155,291 | $ 13,207 | $ 8,394 | $ - | $ - | $ 176,892 |
| Residential 5+ multifamily | 1,799 | 1,001 | 89 | - | - | 2,889 |
| Construction of residential 1-4 family | 4,798 | 1,115 | 75 | - | - | 5,988 |
| Home equity credit | 31,512 | 1,472 | 1,180 | - | - | 34,164 |
| Residential real estate | 193,400 | 16,795 | 9,738 | - | - | 219,933 |
| Commercial | 54,932 | 13,635 | 6,928 | - | - | 75,495 |
| Construction of commercial | 6,327 | 938 | 47 | - | - | 7,312 |
| Commercial real estate | 61,259 | 14,573 | 6,975 | - | - | 82,807 |
| Farm land | 1,519 | 3,290 | 881 | - | - | 5,690 |
| Vacant land | 8,446 | 266 | 4,267 | - | - | 12,979 |
| Real estate secured | 264,624 | 34,924 | 21,861 | - | - | 321,409 |
| Commercial and industrial | 19,439 | 4,304 | 1,380 | - | - | 25,123 |
| Municipal | 4,338 | - | - | - | - | 4,338 |
| Consumer | 4,412 | 188 | 67 | 10 | - | 4,677 |
| Loans receivable, gross | $ 292,813 | $ 39,416 | $ 23,308 | $ 10 | $ - | $ 355,547 |

**Concentrations of Credit Risk**

Salisbury's loans consist primarily of residential and commercial real estate loans located principally in northwestern Connecticut and nearby New York and Massachusetts towns, which constitute Salisbury's service area. Salisbury offers a broad range of loan and credit facilities to borrowers in its service area, including residential mortgage loans, commercial real estate loans, construction loans, working capital loans, equipment loans, and a variety of consumer loans, including home equity lines of credit, and installment and collateral loans. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate. The ability of single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the market area and real estate values. The ability of commercial borrowers to honor their repayment commitments is dependent on the general economy as well as the health of the real estate economic sector in Salisbury's market area.

**Impaired loans**

Loans individually evaluated for impairment (impaired loans) are loans for which Salisbury does not expect to collect all contractual principal and interest in accordance with the contractual terms of the loan. Impaired loans include all modified loans classified as troubled debt restructurings (TDRs) and loans on non-accrual status. A specific valuation allowance is established for the impairment amount of each loan, calculated using the fair value of expected cash flows or collateral, in accordance with the most likely means of recovery. The components of impaired loans are as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Non-accrual loans, excluding troubled debt restructured loans | $ 5,791 | $ 5,098 |
| Non-accrual troubled debt restructured loans | 4,254 | 2,341 |
| Accruing troubled debt restructured loans | 5,330 | 4,566 |
| Total impaired loans | $ 15,375 | $ 12,005 |
| Commitments to lend additional amounts to impaired borrowers | $ - | $ - |

Certain data with respect to loans individually evaluated for impairment at December 31, 2010 is as follows:

| December 31, 2010 (in thousands) | Impaired loans with specific allowance | | | | | Impaired loans with no specific allowance | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Loan balance | | | Specific | Income | Loan balance | | | Income |
| | Book | Note | Average | allowance | recognized | Book | Note | Average | recognized |
| Residential 1-4 family | $ 1,819 | $ 1,896 | $ 1,616 | $ 275 | $ 7 | $ 4,092 | $ 4,092 | $ 3,464 | $ 110 |
| Home equity credit | - | - | - | - | - | 362 | 362 | 365 | 20 |
| Residential real estate | 1,819 | 1,896 | 1,616 | 275 | 7 | 4,454 | 4,455 | 3,829 | 130 |
| Commercial | 2,532 | 2,633 | 2,482 | 267 | 123 | 2,069 | 2,084 | 2,017 | 91 |
| Vacant land | 995 | 1,015 | 1,015 | 139 | - | 3,023 | 3,387 | 3,023 | - |
| Real estate secured | 5,346 | 5,544 | 5,113 | 681 | 130 | 9,546 | 9,925 | 8,869 | 221 |
| Commercial and industrial | 207 | 207 | 220 | 104 | 11 | 276 | 800 | 284 | - |
| Totals | $ 5,553 | $ 5,751 | $ 5,333 | $ 785 | $ 141 | $ 9,822 | $ 10,725 | $ 9,153 | $ 221 |

## NOTE 4 - MORTGAGE SERVICING RIGHTS

Loans serviced for others are not included in the Consolidated Balance Sheets. Balance of loans serviced for others and the fair value of mortgage servicing rights are as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Residential mortgage loans serviced for others | $ 98,247 | $ 72,962 |
| Fair value of mortgage servicing rights | 759 | 473 |

Changes in mortgage servicing rights are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Loan Servicing Rights** | | | |
| Balance, beginning of period | $ 427 | $ 227 | $ 227 |
| Originated | 453 | 367 | 132 |
| Amortization (1) | (197) | (167) | (132) |
| Balance, end of period | 683 | 427 | 227 |
| **Valuation Allowance** | | | |
| Balance, beginning of period | (30) | (118) | (1) |
| Decrease (increase) in impairment reserve (1) | 20 | 88 | (117) |
| Balance, end of period | (10) | (30) | (118) |
| Loan servicing rights, net | $ 673 | $ 397 | $ 109 |

(1) Amortization expense and changes in the impairment reserve are recorded in loan servicing fee income.

## NOTE 5 - PLEDGED ASSETS

The following securities and loans were pledged to secure public and trust deposits, securities sold under agreements to repurchase, FHLBB advances and credit facilities available.

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Securities available-for-sale (at fair value) | $ 62,764 | $ 63,097 |
| Loans receivable | 114,424 | 104,960 |
| Total pledged assets | $ 177,188 | $ 168,057 |

At December 31, 2010 securities were pledged as follows: $46.0 million to secure public deposits and Treasury Tax and Loan deposits, $13.2 million to secure repurchase agreements and $3.6 million to secure FHLBB and FRB advances. Loans receivable were pledged to secure FHLBB advances and credit facilities.

## NOTE 6 - BANK PREMISES AND EQUIPMENT

The components of premises and equipment are as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Land | $ 2,168 | $ 843 |
| Buildings and improvements | 9,486 | 6,132 |
| Leasehold Improvements | 707 | 819 |
| Furniture, fixtures and equipment | 4,464 | 3,436 |
| Construction in progress, including land acquisition and development | 201 | 3,864 |
| Total cost | 17,026 | 15,094 |
| Accumulated depreciation and amortization | (4,836) | (4,660) |
| Bank premises and equipment, net | $ 12,190 | $ 10,434 |

## NOTE 7 - GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying values of goodwill and intangible assets were as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Goodwill (1) | | | |
| Balance, beginning of period | $ 9,829 | $ 9,829 | $ 9,829 |
| Additions | - | - | - |
| Impairment | - | - | - |
| Balance, end of period | $ 9,829 | $ 9,829 | $ 9,829 |
| Core Deposit Intangibles | | | |
| Cost, beginning of period | $ 2,543 | $ 2,080 | $ 2,080 |
| Additions | - | 463 | - |
| Impairment | - | - | - |
| Cost, end of period | 2,543 | 2,543 | 2,080 |
| Amortization, beginning of period | (1,079) | (915) | (751) |
| Amortization | (222) | (164) | (164) |
| Amortization, end of period | (1,301) | (1,079) | (915) |
| Core deposit intangibles, net | $ 1,242 | $ 1,464 | $ 1,165 |

(1) Not subject to amortization.

In December 2009, Salisbury acquired the Canaan, Connecticut branch office of Webster Bank, National Association and assumed approximately $11 million in deposits and acquired approximately $2.5 million in loans, and a property located at 10 Granite Ave., Canaan, Connecticut that Salisbury sold in 2010. Salisbury assigned a core deposit intangible of $463,000 to the acquisition.

Salisbury evaluated its goodwill and intangible assets as of December 31, 2010, and 2009, and found no impairment. Estimated annual amortization expense of core deposit intangibles is as follows:

| Years ended December 31, (in thousands) | CDI amortization |
|---|---|
| 2011 | $ 222 |
| 2012 | 222 |
| 2013 | 222 |
| 2014 | 196 |
| 2015 | 154 |
| 2016 – 2017 | 226 |

## NOTE 8 - DEPOSITS

Scheduled maturities of time certificates of deposit were as follows:

| December 31, 2010 (in thousands) | CD maturities |
|---|---|
| 2011 | $ 86,730 |
| 2012 | 15,187 |
| 2013 | 11,003 |
| 2014 | 6,926 |
| 2015 | 5,207 |
| Total | $ 125,053 |

The total amount and scheduled maturities of time certificates of deposit in denominations of $100,000 or more were as follows:

| December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Less than three months | $ 9,067 | $ 17,440 |
| Within three-to-six months | 15,211 | 6,667 |
| Within six-to-twelve months | 14,633 | 8,141 |
| Over one year | 15,915 | 14,365 |
| Total | $ 54,826 | $ 46,613 |

## NOTE 9 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Salisbury enters into overnight and short-term repurchase agreements with its customers. Securities sold under repurchase agreements are as follows:

| As of or for the years ended December 31, (dollars in thousands) | 2010 | 2009 |
|---|---|---|
| Repurchase agreements, ending balance | $ 13,190 | $ 11,415 |
| Repurchase agreements, average balance during period | 12,476 | 11,775 |
| Book value of collateral | 12,824 | 12,628 |
| Market value of collateral | 13,229 | 12,655 |
| Weighted average rate during period | .50% | 1.11% |
| Weighted average maturity | 1 day | 1 day |

## NOTE 10 – FEDERAL HOME LOAN BANK OF BOSTON ADVANCES

Federal Home Loan Bank of Boston ("FHLBB") advances are as follows:

| | December 31, 2010 | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|
| (dollars in thousands) | Total | Callable (1) | Rate (2) | Total | Callable (1) | Rate (2) |
| Overnight | $ - | $ - | 0.00% | $ - | $ - | 0.00% |
| 2010 | - | - | 0.00 | 3,552 | 1,900 | 4.76 |
| 2011 | 18,197 | 10,500 | 3.97 | 18,197 | 10,500 | 3.97 |
| 2012 | 12,636 | 5,000 | 3.44 | 12,636 | 5,000 | 3.44 |
| 2013 | 11,569 | 10,000 | 4.75 | 11,569 | 10,000 | 4.75 |
| 2014 | 1,598 | - | 3.87 | 1,598 | - | 3.87 |
| 2015 | 791 | - | 3.88 | 791 | - | 3.88 |
| 2016 | 15,021 | 15,000 | 4.08 | 15,021 | 15,000 | 4.08 |
| 2017 | 6,000 | 6,000 | 3.99 | 6,000 | 6,000 | 3.99 |
| 2018 | 7,000 | 7,000 | 3.69 | 7,000 | 7,000 | 3.69 |
| Total | $ 72,812 | $ 53,500 | 3.96% | $ 76,364 | $ 55,400 | 4.02% |

(1) Represents the portion of advances that are callable. Callable advances are presented by scheduled maturity. All callable advances are callable quarterly by the FHLBB.

(2) Weighted average rate based on scheduled maturity dates.

During 2008, the Bank prepaid $19 million of FHLBB advances to restructure its wholesale borrowings and incurred a prepayment fee of $864,000 which was included in non-interest expense.

In addition to outstanding advances, Salisbury has access to an unused FHLBB line of credit of $3.5 million at December 31, 2010. Advances from the FHLBB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one-to-four family properties, certain unencumbered investment securities and other qualified assets.

The following table sets forth certain information concerning short-term FHLBB advances:

| As of or for the years ended December 31, (dollars in thousands) | 2010 | 2009 |
|---|---|---|
| Highest month-end balance during period | $ - | $ 10,333 |
| Ending balance | - | - |
| Average balance during period | 16 | 760 |
| Weighted average rate during period | 0.62% | 0.34% |
| Weighted average rate at end of period | - | - |

## NOTE 11 – NET DEFERRED TAX ASSET AND INCOME TAXES

Salisbury provides deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not. The components of the income tax provision were as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Federal | $ 572 | $ 897 | $ 399 |
| State | 50 | 114 | 118 |
| Current provision | 622 | 1,011 | 517 |
| Federal | 71 | (1,060) | (1,017) |
| State | - | - | - |
| Change in valuation allowance | - | - | 79 |
| Deferred benefit | 71 | (1,060) | (938) |
| Income tax provision (benefit) | $ 693 | $ (49) | $ (421) |

The following is a reconciliation of the expected federal statutory tax to the income tax provision:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Income tax at statutory federal tax rate | 34.0% | 34.0% | 34.0% |
| Connecticut Corporation tax net of federal tax benefit | 0.8 | 3.1 | 11.4 |
| Tax exempt income and dividends received deduction | (19.6) | (40.3) | (135.4) |
| Other | .7 | 1.2 | 16.9 |
| Change in valuation allowance | - | - | 11.6 |
| Effective income tax rates | 15.9% | (2.0)% | (61.5)% |

The components of Salisbury's net deferred tax assets are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Allowance for loan losses | $ 1,109 | $ 958 |
| Interest on non-performing loans | 160 | 154 |
| Accrued deferred compensation | 54 | 57 |
| Post-retirement benefits | 17 | 21 |
| Other real estate owned property write-down | 22 | 65 |
| Capital loss carry forward | 349 | 349 |
| Unrecognized pension expense | 612 | 643 |
| Write-down of securities | 1,388 | 1,388 |
| Alternative minimum tax | 626 | 466 |
| Net unrealized holding loss on available-for-sale securities | 1,330 | 1,973 |
| Gross deferred tax assets | 5,667 | 6,074 |
| Valuation allowance | (349) | (349) |
| Gross deferred tax assets, net | 5,318 | 5,725 |
| Deferred loan costs, net | (280) | (199) |
| Goodwill and core deposit intangible asset | (714) | (702) |
| Accelerated depreciation | (1,232) | (1,029) |
| Mark-to-market purchase accounting adjustments | (42) | (57) |
| Mortgage servicing rights | (229) | (135) |
| Prepaid pension | (281) | (318) |
| Gross deferred tax liabilities | (2,778) | (2,440) |
| Net deferred tax asset | $ 2,540 | $ 3,285 |

Salisbury will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not.

At December 31, 2010 and 2009, a valuation allowance was established for the entire amount of the state deferred tax assets as a result of Connecticut legislation that permits banks to shelter certain mortgage income from the Connecticut corporation business tax through the use of a special purpose entity called a Passive Investment Company ("PIC"). In accordance with this legislation, in 2004, Salisbury formed a PIC, SBT Mortgage Service Corporation. Salisbury does not expect to pay state income tax in the foreseeable future unless there is a change in Connecticut law. Accordingly, Salisbury does not expect to be able to utilize the net operation losses generated by the PIC and has established a valuation allowance.

Salisbury's policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of December 31,

2010 and 2009, there were no material uncertain tax positions related to federal and state tax matters. Salisbury is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2007 through December 31, 2010.

## NOTE 12 – SHAREHOLDERS' EQUITY

### Capital Requirements

Salisbury and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional and discretionary actions by the regulators that, if undertaken, could have a direct material effect on Salisbury and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Salisbury and the Bank must meet specific guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Salisbury and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Salisbury and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined) to average assets (as defined) and total and Tier 1 capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2010, that Salisbury and the Bank meet all of their capital adequacy requirements.

The Bank was classified, as of its most recent notification, as "well capitalized". The Bank's actual regulatory capital position and minimum capital requirements as defined "To Be Well Capitalized Under Prompt Corrective Action Provisions" and "For Capital Adequacy Purposes" are as follows:

| (dollars in thousands) | Actual | | For Capital Adequacy Purposes | | To be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **December 31, 2010** | | | | | | |
| Total Capital (to risk-weighted assets) | | | | | | |
| Salisbury | $ 51,681 | 13.91% | $ 29,947 | 8.0% | n/a | - |
| Bank | 42,100 | 11.11 | 30,374 | 8.0 | $37,968 | 10.0% |
| Tier 1 Capital (to risk-weighted assets) | | | | | | |
| Salisbury | 47,715 | 12.84 | 14,973 | 4.0 | n/a | - |
| Bank | 38,134 | 10.06 | 15,187 | 4.0 | 22,781 | 6.0 |
| Tier 1 Capital (to average assets) | | | | | | |
| Salisbury | 47,715 | 8.39 | 22,730 | 4.0 | n/a | - |
| Bank | 38,134 | 6.72 | 22,685 | 4.0 | 28,356 | 5.0 |
| **December 31, 2009** | | | | | | |
| Total Capital (to risk-weighted assets) | | | | | | |
| Salisbury | $ 49,674 | 12.86% | $ 30,897 | 8.0% | n/a | - |
| Bank | 40,064 | 10.40 | 30,820 | 8.0 | $38,526 | 10.0% |
| Tier 1 Capital (to risk-weighted assets) | | | | | | |
| Salisbury | 46,140 | 11.95 | 15,448 | 4.0 | n/a | - |
| Bank | 36,531 | 9.48 | 15,410 | 4.0 | 23,115 | 6.0 |
| Tier 1 Capital (to average assets) | | | | | | |
| Salisbury | 46,140 | 8.39 | 22,003 | 4.0 | n/a | - |
| Bank | 36,531 | 6.70 | 21,809 | 4.0 | 27,261 | 5.0 |

### Restrictions on Cash Dividends to Common Shareholders

Salisbury's ability to pay cash dividends is dependent on the Bank's ability to pay cash dividends to Salisbury. There are certain restrictions on the payment of cash dividends and other payments by the Bank to Salisbury. Under Connecticut law, the Bank cannot declare a cash dividend except from net profits, defined as the remainder of all earnings from current operations. The total of all cash dividends declared by the Bank in any calendar year shall not, unless specifically approved by the Banking Commissioner, exceed the total of its net profits of that year combined with its retained net profits of the preceding two years.

FRB Supervisory Letter SR 09-4, February 24, 2009, revised March 27, 2009, notes that, as a general matter, the Board of Directors of a Bank Holding Company ("BHC") should inform the Federal Reserve and should eliminate, defer, or significantly reduce dividends if (1) net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is not consistent with capital needs and overall current and prospective financial condition; or (3) the BHC will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Moreover, a BHC should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the BHC capital structure.

Further restrictions on cash dividends are imposed on Salisbury because of Salisbury's participation in the United States Treasury's Troubled Asset Relief Program's Capital Purchase Program (the "CPP"). These preclude the payment of any common stock cash dividends if Salisbury is not paying the preferred stock dividend. Additionally, the common stock dividend may not be increased without prior approval from the Treasury for the first three years Salisbury is a CPP participant unless all CPP preferred shares are redeemed or transferred to third parties.

**Preferred Stock**

In March 2009, Salisbury issued to the U.S. Treasury Department ("Treasury") $8,816,000 of Preferred Stock under the CPP of the Emergency Economic Stabilization Act of 2008.

The Preferred Stock qualifies as Tier 1 capital for regulatory purposes and ranks senior to the Common Stock. The Preferred Stock pays a cumulative dividend of 5 percent per annum for the first five years it is outstanding and thereafter at a rate of 9 percent per annum. The Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the Preferred Stock. The Preferred Stock is redeemable at one hundred percent of the issue price plus any accrued and unpaid dividends.

As part of the CPP, Salisbury issued to the Treasury a 10-year Warrant to purchase 57,671 shares of Common Stock at an exercise price of $22.93 per share. If the Warrant were fully exercised, Salisbury estimates that the ownership percentage of the current shareholders would be diluted by approximately 3.3% percent.

## NOTE 13 – PENSION AND OTHER BENEFITS

Salisbury has an insured noncontributory defined benefit retirement plan available to employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Bank makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

Effective September 1, 2006, the plan was amended, to provide that employees hired or rehired on or after September 1, 2006 are not eligible to participate in the plan.

The plan's projected benefit obligation, fair value of plan assets and funded status are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Change in projected benefit obligation | | | |
| Benefit obligation at beginning of year | $ 6,251 | $ 6,676 | $ 6,359 |
| Actuarial loss/ (gain) | 117 | (50) | (267) |
| Service cost | 349 | 378 | 404 |
| Interest cost | 361 | 373 | 367 |
| Curtailments and settlements | - | 49 | - |
| Benefits paid | (439) | (1,175) | (187) |
| Benefit obligation at end of year | 6,639 | 6,251 | 6,676 |
| Change in plan assets | | | |
| Plan assets at estimated fair value at beginning of year | 5,298 | 4,877 | 5,801 |
| Actual return on plan assets | 537 | 846 | (1,237) |
| Contributions by employer | 272 | 750 | 500 |
| Benefits paid | (439) | (1,175) | (187) |
| Fair value of plan assets at end of year | 5,668 | 5,298 | 4,877 |
| Funded status and recognized liability included in other liabilities on the balance sheet | $ (971) | $ (953) | $ (1,799) |

The components of amounts recognized in accumulated other comprehensive loss, before tax effect, are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net loss | $ 1,799 | $ 1,890 | $ 2,936 |
| Prior service cost | - | - | - |
| | $ 1,799 | $ 1,890 | $ 2,936 |

The accumulated benefit obligation for the plan was $4,874,000 and $4,708,000 at December 31, 2010 and 2009, respectively. The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.0% for 2010 and 2009. The rate of increase in future compensation levels was based on the following graded table for 2010 and 2009:

| Age | Rate |
|---|---|
| 25 | 4.75% |
| 35 | 4.25 |
| 45 | 3.75 |
| 55 | 3.25 |
| 65 | 3.00 |

The components of net periodic cost are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Service cost | $ 349 | $ 378 | $ 404 |
| Interest cost on benefit obligation | 361 | 373 | 367 |
| Expected return on plan assets | (397) | (353) | (427) |
| Amortization of prior service cost | - | - | 1 |
| Amortization of net loss | 68 | 115 | 45 |
| Net periodic benefit cost | 381 | 513 | 390 |
| Additional amount recognized due to settlement or curtailment | - | 437 | - |
| | 381 | 950 | 390 |
| Other changes in plan assets and benefit obligations recognized in other comprehensive loss (income): | | | |
| Net actuarial (gain) loss | (23) | (931) | 1,397 |
| Amortization of net loss | (68) | (115) | (45) |
| Prior service cost | - | - | (1) |
| Total recognized in other comprehensive (loss) income | (91) | (1,046) | 1,351 |
| Total recognized in net periodic cost and other comprehensive (loss) income | $ 290 | $ (96) | $ 1,741 |

The estimated net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2011 is $68,000.

The discount rate used to determine the net periodic benefit cost was 6.00% for 2010, 2009 and 2008; and the expected return on plan assets was 7.50% for 2010, 2009 and 2008.

The graded table above was also used for the rate of compensation increase in determining the net periodic benefit cost in 2010 and 2009.

Pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 7.50% for 2010. In developing the expected long-term rate of return assumption, asset class return expectations were evaluated as well as long-term inflation assumptions, and historical returns based on the current target asset allocations of 55% equity, 40% fixed income and 5% cash equivalents. The Bank regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. While all future forecasting contains some level of estimation error, the Bank believes that 7.50% falls within a range of reasonable long-term rate of return expectations for pension plan assets. The Bank will continue to evaluate the actuarial assumptions, including expected rate of return, at least annually, and will adjust as necessary.

**Plan Assets**

The pension plan investments are co-managed by Salisbury's Trust and Wealth Advisory Services division and Bradley, Foster and Sargent, Inc. The investments in the plan are reviewed and approved by Salisbury's Trust Committee. The asset allocation of the plan is a balanced allocation. Debt securities are timed to mature when employees are due to retire. Debt securities are laddered for coupon and maturity. Equities are held in the plan to achieve a balanced allocation and to provide growth of the principal portion of the plan and to provide diversification. The Trust Committee reviews the policies of the plan. The prudent investor rule and applicable ERISA regulations apply to the management of the funds and investment selections.

The fair values of the pension plan assets are as follows:

| (in thousands) | Fair Value Measurements at Reporting Date Using Quoted prices in Active markets for Identical assets Level 1 | Significant other observable inputs Level 2 | Significant unobservable inputs Level 3 | Assets at fair value |
|---|---|---|---|---|
| **December 31, 2010** | | | | |
| Fixed Income | | | | |
| US Government | $ - | $ 218 | $ - | $ 218 |
| Corporate Debt | - | 887 | - | 887 |
| Preferred Stock | 63 | - | - | 63 |
| Equities | 3,702 | - | - | 3,702 |
| Mutual Funds | 432 | - | - | 432 |
| Money Fund | 366 | - | - | 366 |
| Totals | $ 4,563 | $ 1,105 | $ - | $ 5,668 |
| **December 31, 2009** | | | | |
| Fixed Income | | | | |
| US Government | $ - | $ 288 | $ - | $ 288 |
| Corporate Debt | - | 923 | - | 923 |
| Preferred Stock | 56 | - | - | 56 |
| Equities | 3,479 | - | - | 3,479 |
| Mutual Funds | 316 | - | - | 316 |
| Money Fund | 236 | - | - | 236 |
| Totals | $ 4,087 | $ 1,211 | $ - | $ 5,298 |

Salisbury's pension plan assets are generally all classified within level 1 and level 2 of the fair value hierarchy (see Note 20 for a description of the fair value hierarchy) because they are valued using quoted market prices, pricing service, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

There were no securities of Salisbury or related parties included in plan assets as of December 31, 2010 and 2009. Salisbury expects to make a contribution of $444,000 in 2011. Based on current data and assumptions, future expected benefit payments are as follows:

| Future expected benefit payments (in thousands) | |
|---|---|
| 2011 | $ 139 |
| 2012 | 348 |
| 2013 | 320 |
| 2014 | 254 |
| 2015 | 717 |
| 2016 to 2020 | 2,372 |

**401(k) Plan**

Salisbury offers a 401(k) Plan to eligible employees. Under the Plan, eligible participants may contribute a percentage of their pay subject to IRS limitations. Salisbury may make discretionary contributions to the Plan. Discretionary contributions vest in full after five years.

Effective September 1, 2006, the 401(k) Plan was amended to provide that employees hired or rehired after September 1, 2006 are not eligible to participate in the plan. Salisbury has established a second 401(k) Plan to provide a discretionary match to employees hired or rehired on or after September 1, 2006 who satisfy certain eligibility requirements.

Salisbury's 401(k) Plan contribution expense for 2010, 2009 and 2008 was $168,000, $120,000 and $100,000, respectively.

**Other Retirement Plans**

The Bank entered into a Supplemental Retirement Plan Agreement with its former Chief Executive Officer that provides for supplemental post retirement payments for a ten year period as described in the agreement. The related liability was $159,000 and $168,000 at December 31, 2010, and 2009, respectively. The related expense amounted to $13,000, $4,000 and $73,000 for 2010, 2009 and 2008, respectively.

In 2008, Salisbury adopted ASC 715-60, "Compensation - Retirement Benefits - Defined Benefit Plans - Other Postretirement" and recognized a liability for Salisbury's future postretirement benefit obligations under endorsement split-dollar life insurance arrangements. Salisbury recognized this change in accounting principle as a cumulative effect adjustment to retained earnings of $283,000. The total liability for the arrangements included in other liabilities was $385,000 and $334,000 at December 31, 2010, and 2009, respectively. Expense under this arrangement was $51,000 for 2010 and $9,000 for 2009.

## NOTE 14 - DIRECTORS STOCK RETAINER PLAN

The 2001 Directors Stock Retainer Plan of Salisbury Bancorp, Inc. ("Directors Plan") provides Salisbury's non-employee directors with shares of restricted stock as a component of their compensation for services as directors. The maximum number of shares of stock that may be issued pursuant to the Directors Plan is 15,000. The first grant date under the Directors Plan preceded the 2002 annual meeting of Shareholders. Each director whose term of office begins with or continues after the date the Directors Plan was approved by the Shareholders is issued an annual stock retainer consisting of 120 shares of fully vested restricted common stock of Salisbury. In 2010, 2009 and 2008, 960, 840 and 840 shares, respectively, were issued each year under the Directors Plan and the related compensation expense was $21,000, $19,000 and $28,000, respectively.

## NOTE 15 - RELATED PARTY TRANSACTIONS

In the normal course of business the Bank has granted loans to executive officers, directors, principal shareholders and associates of the foregoing persons considered to be related parties. Changes in loans to executive officers, directors and their related associates are as follows (there are no loans to principal shareholders):

| Years ended December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Balance, beginning of period | $ 1,919 | $ 1,147 |
| Change in related party status (1) | (25) | (2) |
| Advances | 480 | 1,614 |
| Repayments | (1,566) | (840) |
| Balance, end of period | $ 808 | $ 1,919 |

(1) Persons that either became or were no longer considered related parties.

## NOTE 16 - COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income and any changes in equity from non-owner sources that are not recorded in the income statement (such as changes in net unrealized gains (losses) on securities). The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners.

The components of comprehensive income are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net income | $ 3,660 | $ 2,467 | $ 1,106 |
| Other comprehensive income (loss) | | | |
| Net unrealized gains (losses) on securities available-for-sale | 1,908 | 4,098 | (9,469) |
| Reclassification of net realized (gains) losses in net income | (16) | 655 | 2,355 |
| Unrealized gains (losses) on securities available-for-sale | 1,892 | 4,753 | (7,114) |
| Income tax (expense) benefit | (643) | (1,617) | 2,419 |
| Unrealized gains (losses) on securities available-for-sale, net of tax | 1,249 | 3,136 | (4,695) |
| Pension plan income (loss) | 91 | 1,046 | (1,351) |
| Income tax (expense) benefit | (31) | (355) | 459 |
| Pension plan income (loss), net of tax | 60 | 691 | (892) |
| Other comprehensive income (loss), net of tax | 1,309 | 3,827 | (5,587) |
| Comprehensive income (loss) | $ 4,969 | $ 6,294 | $ (4,481) |

The components of accumulated other comprehensive loss is as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Unrealized losses on securities available-for-sale, net of tax | $ (2,582) | $ (3,831) |
| Unrecognized pension plan expense, net of tax | (1,187) | (1,247) |
| Accumulated other comprehensive loss, net | $ (3,769) | $ (5,078) |

## NOTE 17 - ACQUISITIONS

Salisbury assumed approximately $11 million in deposits and acquired approximately $2.5 million in loans and the branch office located at 10 Granite Ave., Canaan, Connecticut from Webster Bank, National Association, as of the close of business on December 4, 2009. Salisbury recorded a core deposit intangible of $463,000 for deposits assumed. A summary is included in the supplemental disclosure in the cash flow statement.

## NOTE 18 - COMMITMENTS AND CONTINGENT LIABILITIES

### Commitments

The Bank has entered into an agreement pursuant to which a third party is to provide the Bank with account processing services and other miscellaneous services. Under the agreement, the Bank is obligated to pay monthly processing fees through August 5, 2016. In the event the Bank chooses to cancel the agreement prior to the end of the contract term a lump sum termination fee will have to be paid. The fee shall be calculated as the average monthly billing, exclusive of pass through costs for the past twelve months, multiplied by the number of months and any portion of a month remaining in the contract term plus the total of any Promotional or monthly Allowances (as applicable), or discounted monthly fees, which were provided to the Bank for the affected Processing Services in consideration of the fulfillment of the entire term of the affected Processing Services, multiplied by the number of months the Bank was awarded each of those allowance(s) for; plus one half (1/2) of any Migration Allowance or Installation Allowance, as defined in the agreement.

Salisbury leases facilities under operating leases that expire at various dates through 2017. The leases have varying renewal options, generally require a fixed annual rent, and provide that real estate taxes, insurance, and maintenance are to be paid by Salisbury. Rent expense totaled $106,000, $97,000 and $92,000 for 2010, 2009 and 2008, respectively. Future minimum lease payments at December 31, 2010 are as follows:

| Future minimum lease payments (in thousands) | | |
|---|---|---|
| 2011 | $ | 75 |
| 2012 | | 66 |
| 2013 | | 48 |
| 2014 | | 48 |
| 2015 | | 48 |
| 2016 and after | | 76 |
| | $ | 361 |

### Contingent Liabilities

The Bank, individually and in its capacity as a former Co-Trustee of the Erling C. Christophersen Revocable Trust (the "Trust"), has been named as a defendant in litigation currently pending in the Connecticut Complex Litigation Docket in Stamford, captioned John Christophersen v. Erling Christophersen, et al., X05-CV-08-5009597S (the "First Action"). The Bank also is a counterclaim-defendant in a related mortgage foreclosure litigation also pending in the Connecticut Complex Litigation Docket in Stamford, captioned Salisbury Bank & Trust Company v. Erling C. Christophersen, et al., X05-CV-10-6005847-S (the "Foreclosure Action," together with the First Action, the "Actions"). The other parties to the Actions are John R. Christophersen; Erling C. Christophersen, individually and as Co-Trustee of the Trust; Bonnie Christophersen and Elena Dreiske, individually and as Co-Trustees of the Mildred B. Blount Testamentary Trust; People's United Bank; Law Offices of Gary Oberst, P.C.; Rhoda Rudnick; and Hinckley Allen & Snyder LLP.

The Actions involve a dispute over title to certain real property located in Westport, Connecticut that was conveyed by Erling Christophersen, as grantor, to the Trust on or about August 8, 2007. Subsequent to this conveyance, the Bank loaned $3,386,609 to the Trust, which was secured by an open-end commercial mortgage in favor of the Bank on the Westport property. This mortgage is the subject of the Foreclosure Action brought by the Bank.

The gravamen of the plaintiff/counterclaim-plaintiff John Christophersen's claims in the Actions is that he has an interest in the Westport real property transferred to the Trust of which he was wrongfully divested on account of the actions of the defendants. In the Actions he seeks to quiet title to the property and to recover money damages from the defendants for the alleged wrongful divestiture of his claimed interest in the property.

In addition to the mortgage on the property, the Bank, at the time of the financing referenced above, acquired a lender's title insurance policy from the Chicago Title & Insurance Company, which is providing a defense to the Bank in the First Action under a reservation of rights. The Bank denies any wrongdoing, and is actively defending the case. The First Action presently is stayed, by Court order, pending resolution of a parallel action pending in New York Surrogate's Court to which the Bank is not a party. The Foreclosure Action remains in its early pleading stage. No discovery has been taken to date.

## NOTE 19 - FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2010 and 2009, the maximum potential amount of the Bank's obligation was $34,000 and $0, respectively, for financial and standby letters of credit. The Bank's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Bank may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Bank may take possession of the collateral, if any, securing the line of credit.

Financial instrument liabilities with off-balance sheet credit risk are as follows:

| Years ended December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Residential | $ 2,156 | $ 5,858 |
| Home equity credit | 30,545 | 28,513 |
| Commercial | 1,287 | - |
| Land | 460 | - |
| Real estate secured | 34,448 | 34,371 |
| Commercial and industrial | 10,422 | 14,039 |
| Consumer | 2,154 | 446 |
| Unadvanced portions of loans | 47,024 | 48,856 |
| Commitments to originate loans | 6,996 | 3,158 |
| Standby letters of credit | 34 | - |
| Total | $ 54,054 | $ 52,014 |

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

## NOTE 20 - FAIR VALUE MEASUREMENTS

Salisbury uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, other assets are recorded at fair value on a nonrecurring basis, such as loans held for sale, collateral dependent impaired loans, property acquired through foreclosure or repossession and mortgage servicing rights. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or-market accounting or write-downs of individual assets.

Salisbury adopted ASC 820-10, "Fair Value Measurements and Disclosures," which provides a framework for measuring fair value under generally accepted accounting principles, in 2008. This guidance permitted Salisbury the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Salisbury did not elect fair value treatment for any financial assets or liabilities upon adoption.

In accordance with ASC 820-10, Salisbury groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

GAAP specifies a hierarchy of valuation techniques based on whether the types of valuation information ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Salisbury's market assumptions. These two types of inputs have created the following fair value hierarchy

- Level 1. Quoted prices in Active markets for Identical assets. Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- Level 2. Significant other observable inputs. Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3. Significant unobservable inputs. Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of valuation methodologies for assets recorded at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

- Securities available-for-sale. Securities available-for-sale are recorded at fair value on a recurring basis. Level 1 securities include exchange-traded equity securities. Level 2 securities include debt securities with quoted prices, which are traded less frequently than exchange-traded instruments, whose value is determined using matrix pricing with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes obligations of the U.S. Treasury and U.S. government-sponsored enterprises, mortgage-backed securities, collateralized mortgage obligations, municipal bonds, SBA bonds, corporate bonds and certain preferred equities. Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.
- Collateral dependent loans that are deemed to be impaired are valued based upon the fair value of the underlying collateral less costs to sell. Such collateral primarily consists of real estate and, to a lesser extent, other business assets. Management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values resulting from its knowledge of the property. Internal valuations are utilized to determine the fair value of other business assets. Collateral dependent impaired loans are categorized as Level 3.
- Other real estate owned acquired through foreclosure or repossession is adjusted to fair value less costs to sell upon transfer out of loans. Subsequently, it is carried at the lower of carrying value or fair value less costs to sell. Fair value is generally based upon independent market prices or appraised values of the collateral. Management adjusts appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of the property, and such property is categorized as Level 3.

Assets measured at fair value are as follows:

| (in thousands) | Fair Value Measurements Using Level 1 | Level 2 | Level 3 | Assets at fair value |
|---|---|---|---|---|
| **December 31, 2010** | | | | |
| Assets at fair value on a recurring basis | | | | |
| Securities available-for-sale | $ 55 | $ 147,367 | $ - | $ 147,422 |
| Assets at fair value on a non-recurring basis | | | | |
| Collateral dependent impaired loans | - | - | 4,768 | 4,768 |
| Other real estate owned | - | - | 557 | 557 |
| **December 31, 2009** | | | | |
| Assets at fair value on a recurring basis | | | | |
| Securities available-for-sale | $ 84 | $ 144,947 | $ - | $ 145,031 |
| Assets at fair value on a non-recurring basis | | | | |
| Collateral dependent impaired loans | - | 2,884 | 116 | 3,000 |

Changes in Level 3 assets measured at fair value are as follows:

| (in thousands) | | Securities available-for-sale | | Collateral dependent impaired loans | | Other real estate owned | | Level 3 assets at fair value |
|---|---|---|---|---|---|---|---|---|
| **Balance, December 31, 2008** | $ | 1,759 | $ | - | $ | - | $ | 1,759 |
| Gains and losses (realized and unrealized) | | | | | | | | |
| Included in earnings | | (609) | | - | | - | | (609) |
| Included in other comprehensive income | | 540 | | - | | - | | 540 |
| Principal paydowns of securities, net of accretion | | (405) | | - | | - | | (405) |
| Transfers in and/or out of Level 3 | | (1,285) | | 116 | | - | | (1,169) |
| **Balance, December 31, 2009** | | - | | 116 | | - | | 116 |
| Transfers in and/or out of Level 3 | | - | | 4,652 | | 557 | | 5,209 |
| **Balance, December 31, 2010** | $ | - | $ | 4,768 | $ | 557 | $ | 5,325 |
| Amount of total gains or losses for year included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date | | | | | | | | |
| 2010 | $ | - | $ | - | $ | - | $ | - |
| 2009 | | - | | - | | - | | - |

Carrying values and estimated fair values of financial instruments are as follows:

| (in thousands) | | December 31, 2010 | | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|---|---|
| | | Carrying value | | Estimated fair value | | Carrying value | | Estimated fair value |
| **Financial Assets** | | | | | | | | |
| Cash and due from banks | $ | 26,908 | $ | 26,908 | $ | 43,298 | $ | 43,298 |
| Interest bearing time deposits with other banks | | 5,000 | | 5,000 | | 5,000 | | 5,000 |
| Securities available-for-sale | | 147,422 | | 147,422 | | 145,031 | | 145,031 |
| Security held-to-maturity | | 56 | | 58 | | 62 | | 62 |
| Federal Home Loan Bank stock | | 6,032 | | 6,032 | | 6,032 | | 6,032 |
| Loans held-for-sale | | 1,184 | | 1,193 | | 665 | | 670 |
| Loans receivable net | | 352,449 | | 351,628 | | 327,257 | | 321,882 |
| Accrued interest receivable | | 2,132 | | 2,132 | | 2,177 | | 2,177 |
| **Financial Liabilities** | | | | | | | | |
| Demand (non-interest-bearing) | | $71,565 | | $71,565 | | $70,026 | | $70,026 |
| Demand (interest-bearing) | | 63,258 | | 63,258 | | 45,633 | | 45,633 |
| Money market | | 77,089 | | 77,089 | | 64,477 | | 64,477 |
| Savings and other | | 93,324 | | 93,324 | | 84,528 | | 84,528 |
| Certificates of deposit | | 125,053 | | 125,172 | | 153,539 | | 155,441 |
| Total deposits | | 430,289 | | 430,408 | | 418,203 | | 420,105 |
| FHLBB advances | | 72,812 | | 78,317 | | 76,364 | | 80,830 |
| Repurchase agreements | | 13,190 | | 13,190 | | 11,415 | | 11,415 |
| Accrued interest payable | | 435 | | 435 | | 523 | | 523 |

## NOTE 21 – SALISBURY BANCORP (PARENT ONLY) CONDENSED FINANCIAL INFORMATION

The unconsolidated balance sheets and statements of income and cash flows of Salisbury Bancorp, Inc. are presented as follows:

| Balance Sheets<br>Years ended December 31, (in thousands) | 2010 | 2009 |
|---|---|---|
| Assets | | |
| Cash and due from banks | $ 8,473 | $ 6,499 |
| Securities available-for-sale | 1,130 | 3,128 |
| Investment in bank subsidiary | 45,408 | 42,714 |
| Other assets | 5 | 31 |
| Total Assets | $ 55,016 | $ 52,372 |
| Liabilities and Shareholders' Equity | | |
| Liabilities | $ - | $ 17 |
| Shareholders' equity | 55,016 | 52,355 |
| Total Liabilities and Shareholders' Equity | $ 55,016 | $ 52,372 |

| Statements of Income<br>Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Dividends from subsidiary | $ 2,280 | $ 1,500 | $ 2,000 |
| Interest on securities (taxable) | 105 | 101 | 16 |
| Expenses | 105 | 145 | 46 |
| Income before taxes and undistributed net income (loss) of subsidiary | 2,280 | 1,456 | 1,970 |
| Income tax benefit | - | (15) | (10) |
| Income before equity in undistributed net income (loss) of subsidiary | 2,280 | 1,471 | 1,980 |
| Equity in undistributed net income (loss) of subsidiary | 1,380 | 996 | (874) |
| Net income | $ 3,660 | $ 2,467 | $ 1,106 |

| Statements of Cash Flows<br>Years ended December 31, (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net income | $ 3,660 | $ 2,467 | $ 1,106 |
| Adjustments to reconcile net income to | | | |
| net cash provided by operating activities: | | | |
| Equity in undistributed net (income) loss of subsidiary | (1,380) | (996) | 874 |
| Accretion of securities | (11) | (10) | - |
| Other | 36 | (3) | 21 |
| Net cash provided by operating activities | 2,305 | 1,458 | 2,001 |
| Investing Activities | | | |
| Purchases of securities available-for-sale | - | (8,068) | - |
| Maturities of securities available-for-sale | 2,000 | 5,000 | - |
| Net cash provided (utilized) by investing activities | 2,000 | (3,068) | - |
| Financing Activities | | | |
| Common stock dividends paid | (1,890) | (1,889) | (1,870) |
| Preferred stock dividends paid | (441) | (296) | - |
| Proceeds from issuance of Preferred Stock | - | 8,816 | - |
| Net cash (utilized) provided by financing activities | (2,331) | 6,631 | (1,870) |
| Increase in cash and cash equivalents | 1,974 | 5,021 | 131 |
| Cash and cash equivalents, beginning of period | 6,499 | 1,478 | 1,347 |
| Cash and cash equivalents, end of period | $ 8,473 | $ 6,499 | $ 1,478 |

## NOTE 22 – EARNINGS PER SHARE

The calculation of earnings per share is as follows:

| Years ended December 31, (in thousands, except per share amounts) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net income | $ 3,660 | $ 2,467 | $ 1,106 |
| Preferred stock net accretion | (21) | (13) | - |
| Preferred stock dividends paid | (441) | (296) | - |
| Cumulative preferred stock dividends earned | - | (56) | - |
| Net income available to common shareholders | $ 3,198 | $ 2,102 | $ 1,106 |
| Weighted average common stock outstanding - basic | 1,687 | 1,686 | 1,686 |
| Weighted average common and common equivalent stock outstanding- diluted | 1,687 | 1,686 | 1,686 |
| Earnings per common and common equivalent share | | | |
| Basic | $ 1.90 | $ 1.25 | $ 0.66 |
| Diluted | 1.90 | 1.25 | 0.66 |

## NOTE 23 – SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

Selected quarterly consolidated financial data for the years ended December 31, 2010 and 2009 is as follows:

| Year ended December 31, 2010 (in thousands, except ratios and per share amounts) | Q1 2010 | Q2 2010 | Q3 2010 | Q4 2010 |
|---|---|---|---|---|
| **Statement of Income** | | | | |
| Interest and dividend income | $ 6,019 | $ 6,231 | $ 6,206 | $ 6,200 |
| Interest expense | 1,983 | 1,905 | 1,851 | 1,758 |
| Net interest and dividend income | 4,036 | 4,326 | 4,355 | 4,442 |
| Provision for loan losses | 180 | 260 | 180 | 380 |
| Trust and Wealth Advisory | 545 | 491 | 471 | 595 |
| Service charges and fees | 469 | 525 | 581 | 526 |
| Gains on sales of mortgage loans, net | 60 | 141 | 297 | 391 |
| Mortgage serving, net | 15 | 9 | (52) | 52 |
| Securities gains | - | 1 | 16 | - |
| Other | 57 | 89 | 63 | 62 |
| Non-interest income | 1,146 | 1,256 | 1,376 | 1,626 |
| Non-interest expense | 4,329 | 4,272 | 4,368 | 4,241 |
| Income before income taxes | 673 | 1,050 | 1,183 | 1,446 |
| Income tax provision | 79 | 172 | 236 | 206 |
| Net income | 594 | 878 | 946 | 1,240 |
| Net income available to common shareholders | 479 | 763 | 832 | 1,125 |
| **Financial Condition** | | | | |
| Total assets | $ 563,118 | $ 542,181 | $ 583,753 | $ 575,470 |
| Loans, net | 329,599 | 342,130 | 340,387 | 352,449 |
| Allowance for loan losses | 3,649 | 3,768 | 3,847 | 3,920 |
| Securities | 172,271 | 161,514 | 156,441 | 153,511 |
| Deposits | 422,489 | 423,990 | 431,521 | 430,289 |
| Repurchase agreements | 7,973 | 8,120 | 16,333 | 13,190 |
| FHLBB advances | 75,356 | 74,946 | 74,532 | 72,812 |
| Shareholders' equity | 53,023 | 54,389 | 57,430 | 55,016 |
| Non-performing assets | 12,339 | 11,520 | 10,916 | 10,751 |
| **Per Common Share Data** | | | | |
| Earnings, diluted and basic | $ 0.28 | $ 0.45 | $ 0.49 | $ 0.67 |
| Cash dividends declared | 0.28 | 0.28 | 0.28 | 0.28 |
| Cash dividends paid | 0.28 | 0.28 | 0.28 | 0.28 |
| Book value | 26.21 | 27.00 | 28.81 | 27.37 |
| Market price: (a) | | | | |
| High | 28.00 | 26.74 | 24.80 | 26.15 |
| Low | 21.00 | 21.50 | 21.77 | 21.86 |
| **Statistical Data** | | | | |
| Net interest margin (fully tax equivalent) | 3.25% | 3.41% | 3.39% | 3.44% |
| Efficiency ratio (fully tax equivalent) | 78.13 | 77.82 | 71.95 | 65.55 |
| Return on average assets | 0.34 | 0.54 | 0.57 | 0.77 |
| Return on average shareholders' equity | 4.34 | 6.77 | 7.04 | 9.25 |
| Weighted average equivalent shares outstanding, diluted | 1,686 | 1,686 | 1,686 | 1,687 |

(a) The above market prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

Salisbury Bancorp, Inc.'s Common Stock, par value $.10 per share ("Common Stock") trades on the NYSE Amex Equities under the symbol: SAL. As of March 1, 2011, there were 1,505 shareholders of record of Salisbury's Common Stock.

Selected quarterly consolidated financial data (unaudited) continued:

| Year ended December 31, 2009 (in thousands, except ratios and per share amounts) | Q1 2009 | Q2 2009 | Q3 2009 | Q4 2009 |
|---|---|---|---|---|
| **Statement of Income** | | | | |
| Interest and dividend income | $ 6,487 | $ 6,386 | $ 6,703 | $ 6,317 |
| Interest expense | 2,284 | 2,308 | 2,257 | 2,183 |
| Net interest and dividend income | 4,203 | 4,078 | 4,446 | 4,134 |
| Provision for loan losses | 430 | 315 | 180 | 60 |
| Trust and Wealth Advisory | 540 | 430 | 463 | 545 |
| Service charges and fees | 398 | 452 | 492 | 476 |
| Gains on sales of mortgage loans, net | 129 | 355 | 118 | 141 |
| Securities gains (losses) | 427 | (1,119) | - | 37 |
| Other | 211 | 78 | 185 | 74 |
| Non-interest income | 1,705 | 196 | 1,258 | 1,273 |
| Non-interest expense | 4,134 | 4,490 | 4,802 | 4,464 |
| Income (loss) before income taxes | 1,344 | (531) | 722 | 883 |
| Income tax provision (benefit) | 263 | (348) | 2 | 34 |
| Net income (loss) | 1,081 | (183) | 720 | 849 |
| Net income (loss) available to common shareholders | 1,081 | (318) | 549 | 790 |
| **Financial Condition** | | | | |
| Total assets | $ 506,140 | $ 542,181 | $ 564,287 | $ 562,347 |
| Loans, net | 298,333 | 294,364 | 311,251 | 327,257 |
| Allowance for loan losses | 3,005 | 3,309 | 3,429 | 3,473 |
| Securities | 155,009 | 164,709 | 180,721 | 151,125 |
| Deposits | 366,764 | 402,033 | 414,799 | 418,203 |
| Repurchase agreements | 9,081 | 10,326 | 15,462 | 11,415 |
| FHLBB advances | 78,598 | 77,174 | 76,767 | 76,364 |
| Shareholders' equity | 46,258 | 47,995 | 52,478 | 52,355 |
| Non-performing assets | 6,693 | 7,125 | 7,168 | 7,720 |
| **Per Common Share Data** | | | | |
| Earnings, diluted and basic | $ 0.63 | $ (0.19) | $ 0.33 | $ 0.43 |
| Cash dividends declared | 0.28 | - | 0.28 | 0.28 |
| Cash dividends paid | 0.28 | 0.28 | 0.28 | 0.28 |
| Book value | 22.21 | 23.23 | 25.89 | 25.81 |
| Market price: (a) | | | | |
| High | 25.25 | 25.90 | 27.00 | 25.35 |
| Low | 18.70 | 21.00 | 22.25 | 20.94 |
| **Statistical Data** | | | | |
| Net interest margin (fully tax equivalent) | 3.80% | 3.44% | 3.53% | 3.29% |
| Efficiency ratio (fully tax equivalent) | 65.78 | 78.03 | 79.25 | 74.98 |
| Return on average assets | 0.87 | (0.24) | 0.39 | 0.52 |
| Return on average shareholders' equity | 11.07 | (3.19) | 5.44 | 6.85 |
| Weighted average equivalent shares outstanding, diluted | 1,686 | 1,686 | 1,686 | 1,687 |

(a) The above market prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A. CONTROLS AND PROCEDURES

### Controls and Procedures

Salisbury carried out an evaluation under the supervision and with the participation of Salisbury's management, including Salisbury's principal executive officer and principal financial officer, of the effectiveness of Salisbury's disclosure controls and procedures as of the end of the period ended December 31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that Salisbury's disclosure controls and procedures were effective as of the end of the period covered by this report and designed to ensure that information required to be disclosed by Salisbury in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

### Management's Annual Report on Internal Control Over Financial Reporting

Management of Salisbury and its subsidiaries, is responsible for establishing and maintaining effective internal control over financial reporting. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, Salisbury's principal executive and principal financial officers, or persons performing similar functions, and effected by Salisbury's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Salisbury;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of Salisbury are being made only in accordance with authorizations of management and directors of Salisbury; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Salisbury's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of Salisbury's internal control over financial reporting as of December 31, 2010 based on [the control criteria established in a report entitled Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission]. Based on such evaluation, Management has concluded that Salisbury's internal control over financial reporting is effective as of December 31, 2010.

This annual report does not include an attestation report of Salisbury's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Salisbury's registered public accounting firm pursuant to rules of the SEC that permit Salisbury to provide only Management's report in this annual report.

### Changes in internal controls over financial reporting

There were no significant changes in internal controls evaluation over financial reporting during the fourth quarter of 2009 that materially affected or are reasonably likely to materially affect Salisbury's' internal controls over financial reporting.

## Item 9B. OTHER INFORMATION

Not Applicable.

# PART III

## Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will appear in Salisbury's Proxy Statement dated April 8, 2011 for the 2011 Annual Meeting of Shareholders, under the captions "Director Nominees for Election for a Three Year Term" and "Director Independence" and "Corporate Governance - Meetings and Committees of the Board of Directors" and "Executive Officers", and "Committees of the Board of Directors." Such information is incorporated herein by reference and made a part hereof. In addition, the following information is provided with respect to certain significant employees of the Bank.

| Name | Age | Position with Salisbury Bank | Salisbury Bank Officer Since |
|---|---|---|---|
| Todd M. Clinton | 49 | Senior Vice President, Technology and Compliance | 1997 |
| Michael J. Dixon | 47 | Executive Vice President | 2010 |
| Elizabeth A. Summerville | 51 | Senior Vice President, Retail Banking | 2003 |
| Geoffrey A. Talcott | 61 | Senior Vice President, Chief Lending Officer | 2001 |

Salisbury maintains a Code of Ethics and Conflicts of Interest Policy that applies to all of Salisbury's directors, officers and employees, including Salisbury's principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics and Conflicts of Interest Policy is available upon request, without charge, by writing to Shelly L. Humeston, Secretary, Salisbury Bank and Trust Company, 5 Bissell Street, P. O. Box 1868, Lakeville, Connecticut 06039.

**Item 11. EXECUTIVE COMPENSATION**

The information required by this item appears in Salisbury's Proxy Statement dated April 8, 2011 for the 2011 Annual Meeting of Shareholders, under the captions: "Executive Officer Compensation" and "Employee Benefit Plans"; "Employment and Other Agreements"; and "Board of Directors Compensation. Such information is incorporated herein by reference and made a part hereof.

**Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS**

The information required by this item appears in Salisbury's Proxy Statement dated April 8, 2011 for the 2011 Annual Meeting of Shareholders, under the captions "Principal Shareholders," "Directors and Nominees for Election for a Three Year Term" and "Director Independence" " and "Executive Compensation." Such information is incorporated herein by reference and made a part hereof.

**Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**

The information required by this item appears in Salisbury's Proxy Statement dated April 8, 2011 for the 2011 Meeting of Shareholders, under the caption "Transactions with Management and Others". Such information is incorporated herein by reference and made a part hereof.

**Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this item appears in Salisbury's Proxy Statement dated April 8, 2011 for the 2011 Annual Meeting of Shareholders, under the caption "Relationship with Independent Public Accountants" and "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors". Such information is incorporated herein by reference and made a part hereof.

# PART IV

**Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

Copies of exhibits are available on-line at Salisbury's website at www.salisburybank.com or by contacting Shelly Humeston at Salisbury Bank and Trust, PO Box 1868, Lakeville, CT, 06039. Requested exhibits will be furnished without charge.

(a)(1) Financial Statements. The Consolidated Financial Statements of Registrant and its subsidiary are included within Item 7 of Part II of this report.

(a)(2) Financial Statement schedules. All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are either not applicable or the required information is included in the Consolidated Financial Statements or Notes thereto included within Item 7.

(b) Exhibits. The following exhibits are included as part of this Form 10-K.

| Exhibit No. | Description |
|---|---|
| 3.1 | Certificate of Incorporation of Salisbury Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Registrant's 1998 Registration Statement on Form S-4 filed April 23, 1998, File No.: 33-50857). |
| 3.1.1 | Amendment to Article Third of Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed March 11, 2009). |

| | |
|---|---|
| 3.1.2 | Certificate of Amendment to Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed March 19, 2009). |
| 3.2 | Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Form 8-K filed March 19, 2009). |
| 4.1 | Warrant to purchase Common Stock dated March 13, 2009. |
| 10.1 | Amended and Restated Supplemental Retirement Plan Agreement with John F. Perotti dated January 25, 2008 (incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed January 30, 2008). |
| 10.2 | Form of First Amendment to Change in Control Agreement with Executive Officers dated as of March 13, 2009 (incorporated by reference to Exhibit 10.3 of Registrant's Form 8-K filed March 19, 2009). |
| 10.3 | Consulting and Non-Compete Agreement dated June 1, 2009 by and between Salisbury and John F. Perotti. |
| 10.4 | Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed March 28, 2008). |
| 10.5 | 2001 Director's Stock Retainer Plan (incorporated by reference to Exhibit 10.1 of Registrant's 2002 Annual Report on Form 10-KSB). |
| 10.6 | Letter Agreement dated March 13, 2009, including the Securities Purchase Agreement - Standard Terms, as supplemented by the letter dated March 13, 2009 relating to the American Recovery and Reinvestment Act to 2009 with the U.S. Treasury Department. |
| 21.1 | Subsidiaries of the Registrant. |
| 23.1 | Consent of Shatswell MacLeod & Company P.C. |
| 31.1 | Chief Executive Officer Certification Pursuant to 17 CFR 240.13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Chief Financial Officer Certification Pursuant to 17 CF 240.13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Chief Executive Officer and Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 99.1 | CEO Certification pursuant to EESA Section 111(b)(4). |
| 99.2 | CFO Certification pursuant to EESA Section 111(b)(4). |

(c) Financial Statement Schedules

No financial statement schedules are required to be filed as Exhibits pursuant to Item 15(c).

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SALISBURY BANCORP, INC.

/s/ Richard J. Cantele, Jr.
Richard J. Cantele, Jr.,
President and Chief Executive Officer
March 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

*/s/ Louis E. Allyn, II*
Louis E. Allyn, II
Director
March 25, 2011

*/s/ Arthur J. Bassin*
Arthur J. Bassin
Director
March 25, 2011

*/s/ John R. H. Blum*
John R. H. Blum
Director
March 25, 2011

*/s/ Louise F. Brown*
Louise F. Brown
Director
March 25, 2011

*/s/ Richard J. Cantele, Jr.*
Richard J. Cantele, Jr.
President and Chief Executive Officer
March 25, 2011

*/s/ Robert S. Drucker*
Robert S. Drucker
Director
March 25, 2011

*/s/ Nancy F. Humphreys*
Nancy F. Humphreys
Director
March 25, 2011

*/s/ Holly J. Nelson*
Holly J. Nelson
Director
March 25, 2011

*/s/ John F. Perotti*
John F. Perotti
Director
March 25, 2011

*/s/ Michael A. Varet*
Michael A. Varet
Director
March 25, 2011

*/s/ B. Ian McMahon*
B. Ian McMahon
Chief Financial Officer
and Chief Accounting Officer
March 25, 2011

Exhibit 21.1
SALISBURY BANCORP, INC.
SUBSIDIARIES OF REGISTRANT

Salisbury Bank, a Connecticut state chartered commercial bank.

Subsidiaries of Salisbury Bank:
SBT Mortgage Service Corporation, a Connecticut Corporation.
SBT Realty, Incorporated, a New York Corporation.

Exhibit 23.1
SALISBURY BANCORP, INC.
CONSENT OF SHATSWELL, MACLEOD & COMPANY, P.C.


SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-160767 and 333-152930) of Salisbury Bancorp, Inc. of our report dated March 23, 2011 relating to the financial statements which appears in this Form 10-K.

/s/ Shatswell, MacLeod & Company P.C.

West Peabody, Massachusetts
March 30, 2011

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Exhibit 31.1
SALISBURY BANCORP, INC.
CERTIFICATION

I, Richard J. Cantele, Jr., certify that:

1) I have reviewed this annual report on Form 10-K of Salisbury Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 25, 2011

By /s/ RICHARD J. CANTELE, JR.
Richard J. Cantele, Jr.,
President and Chief Executive Officer

Exhibit 31.2
SALISBURY BANCORP, INC.
CERTIFICATION

**I, B. Ian McMahon, certify that:**

1) I have reviewed this annual report on Form 10-K of Salisbury Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 25, 2011

By /s/ B. IAN MCMAHON
B. Ian McMahon,
Chief Financial Officer

Exhibit 32.1
SALISBURY BANCORP, INC.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officer of Salisbury Bancorp, Inc. (the "Corporation"), hereby certifies that the Corporation's Annual Report on Form 10-K for the period ended December 31, 2010 to which this certification is attached (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

March 25, 2011

By /s/ Richard J. Cantele, Jr.
Richard J. Cantele, Jr.
President and Chief Executive Officer

The undersigned officer of Salisbury Bancorp, Inc. (the "Corporation"), hereby certifies that the Corporation's Annual Report on Form 10-K for the period ended December 31, 2010 to which this certification is attached (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

March 25, 2011

By /s/ B. Ian McMahon
B. Ian McMahon,
Chief Financial Officer

Exhibit 99.1

SALISBURY BANCORP, INC.

EESA SECTION 111(B)(4) CERTIFICATION

I, Richard J. Cantele, Jr., certify, based on my knowledge, that:

(i) The Compensation Committee of Salisbury Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to Salisbury Bancorp, Inc.;

(ii) The Compensation Committee of Salisbury Bancorp, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Salisbury Bancorp, Inc. and has identified any features of the employee compensation plans that pose risks to Salisbury Bancorp, Inc. and has limited those features to ensure that Salisbury Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The Compensation Committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Salisbury Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The Compensation Committee of Salisbury Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The Compensation Committee of Salisbury Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Salisbury Bancorp, Inc.;

(B) Employee compensation plans that unnecessarily expose Salisbury Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Salisbury Bancorp, Inc. to enhance the compensation of an employee;

(vi) Salisbury Bancorp, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (the "bonus payments"), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Salisbury Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Salisbury Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Salisbury Bancorp, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the Board of Directors, a committee of the Board of Directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Salisbury Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Salisbury Bancorp, Inc. will disclose the amount, nature, and justification for the offering during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Salisbury Bancorp, Inc. will disclose whether Salisbury Bancorp, Inc., the Board of Directors of Salisbury Bancorp, Inc., or the Compensation Committee of Salisbury Bancorp, Inc. has engaged during any part of the most recently completed fiscal year that was a TARP period, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Salisbury Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Salisbury Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Salisbury Bancorp, Inc. and Treasury, including any amendments;

(xv) Salisbury Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001).

March 25, 2011

By /s/ RICHARD J. CANTELE, JR.
Richard J. Cantele, Jr.,
President and Chief Executive Officer

Exhibit 99.2

SALISBURY BANCORP, INC.

UST SEQUENCE NUMBER 366

EESA SECTION 111(B)(4) CERTIFICATION

I, B. Ian McMahon, certify, based on my knowledge, that:

(i) The Compensation Committee of Salisbury Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to Salisbury Bancorp, Inc.;

(ii) The Compensation Committee of Salisbury Bancorp, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Salisbury Bancorp, Inc. and has identified any features of the employee compensation plans that pose risks to Salisbury Bancorp, Inc. and has limited those features to ensure that Salisbury Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The Compensation Committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Salisbury Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The Compensation Committee of Salisbury Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The Compensation Committee of Salisbury Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(D) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Salisbury Bancorp, Inc.;

(E) Employee compensation plans that unnecessarily expose Salisbury Bancorp, Inc. to risks; and

(F) Employee compensation plans that could encourage the manipulation of reported earnings of Salisbury Bancorp, Inc. to enhance the compensation of an employee;

(vi) Salisbury Bancorp, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (the "bonus payments"), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Salisbury Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Salisbury Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Salisbury Bancorp, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the Board of Directors, a committee of the Board of Directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Salisbury Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Salisbury Bancorp, Inc. will disclose the amount, nature, and justification for the offering during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Salisbury Bancorp, Inc. will disclose whether Salisbury Bancorp, Inc., the Board of Directors of Salisbury Bancorp, Inc., or the Compensation Committee of Salisbury Bancorp, Inc. has engaged during any part of the most recently completed fiscal year that was a TARP period, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Salisbury Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Salisbury Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Salisbury Bancorp, Inc. and Treasury, including any amendments;

(xv) Salisbury Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001).

March 25, 2011

By /s/ B. IAN MCMAHON
B. Ian McMahon
Chief Financial Officer

# Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

### Board of Directors

Michael A. Varet
*Chairman*
*Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company*

*Attorney, Senior Counsel, DLA Piper LLP (US)*

Louis E. Allyn II
*President, Allyndale Corporation*

Arthur J. Bassin
*Town Supervisor, Ancram, New York*

John R.H. Blum
*Attorney (retired)*

Louise F. Brown
*Attorney, Partner, Ackerly Brown, LLP*

Richard J. Cantele, Jr.
*President and Chief Executive Officer,*
*Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company*

Robert S. Drucker
*Proprietor, Barrington Outfitters*

Nancy F. Humphreys
*Citigroup New York, Citibank, Managing Director and Treasurer*
*of Global Corporate Investment Bank North America (retired)*

Holly J. Nelson
*Member and Tour Operator, Iceland Adventure LLC, Member in*
*Oblong Property Management, LLC*

John F. Perotti
*Chairman and Chief Executive Officer, Salisbury Bancorp, Inc. and*
*Salisbury Bank and Trust Company (retired June 8, 2009)*

# Officers of Salisbury Bancorp, Inc.

Richard J. Cantele, Jr.
*President and Chief Executive Officer*

B. Ian McMahon
*Chief Financial Officer*

Shelly L. Humeston
*Secretary*

Kathy Hawley
*Assistant Secretary*

**Branch Managers**

Tara G. Decker
*Branch Manager, Sharon Office*

Betsy R. Devino
*Branch Manager and Retail Banking Officer, Canaan Office*

Georgann B. Farnum
*Branch Manager, South Egremont and Sheffield Offices*

Melissa A. S. Galm
*Branch Manager, Lakeville Office*

Julie A. Gregory
*Branch Manager, Dover Plains Office*

Alice C. Kent
*Branch Manager, Salisbury Office*

Lana J. Morrison
*Vice President and Branch Manager, Millerton Office*

**Cover Photo**

*Twin Oaks Vista, By Brenda Fife, Marketing Coordinator, Salisbury Bank*

# Officers of Salisbury Bank and Trust Company

Richard J. Cantele, Jr.
*President and Chief Executive Officer*

B. Ian McMahon
*Chief Financial Officer*

Michael J. Dixon
*Executive Vice President*

Todd M. Clinton
*Senior Vice President, Chief Technology and Compliance Officer*

Diane Farrell
*Senior Vice President, Marketing*

Diane E. R. Johnstone
*Senior Vice President and Trust Officer*

Betsy A. Summerville
*Senior Vice President, Retail Banking*

Geoffrey A. Talcott
*Senior Vice President and Chief Lending Officer*

Douglas A. Cahill
*Director of Human Resources*

Cynthia Bradley
*Vice President, Credit Administration*

Brendan J. Coughlin
*Vice President, Branch Administrator*

Shelly L. Humeston
*Vice President and Secretary*

Joseph C. Law
*Vice President, Commercial Loan Officer*

Darrel S. Long
*Vice President, Operations*

Melanie K. Neely
*Vice President, Finance*

Darren Piper
*Vice President, Commercial Loan Officer*

Amy D. Raymond
*Vice President, Mortgage Origination*

Robert A. Wiseman
*Vice President, Trust Operations*

Darilyn F. Woods
*Vice President and Trust Officer*

David Wright
*Vice President, Commercial Loan Officer*

Spring J. Bagnall
*Assistant Vice President, Mortgage Advisor*

Steven Essex
*Assistant Vice President and Trust Officer*

Robin L. Foley
*Assistant Vice President, Loan Origination*

Robert J. Lotz
*Assistant Vice President, Finance*

Lisa D. Riley
*Assistant Vice President, Loan Servicing*

Peter J. Riley
*Assistant Vice President, Commercial Credit Manager*

Meredith Tiedemann
*Assistant Vice President and Trust Officer*

Linda F. Decker
*Assistant Treasurer*

Kimberly Downey
*Trust Administration Officer*

Alton E. Golden
*Assistant Branch Manager and Retail Banking Officer, Sharon Office*

Michele O. Hanlon
*Mortgage Servicing Officer*

Kathy Hawley
*Finance Officer*

Amanda I. Lidstone
*Assistant Compliance Officer*

Marie E. Tighe
*Information Technology Officer*

# The Mission Statement of Salisbury Bank and Trust Company

Salisbury Bank and Trust Company strives to be the leading community bank in the Tri-State area. We are committed to providing professional financial services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally. Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

# Profile of the Corporation

Salisbury Bancorp, Inc. is an independent, publicly-owned banking and financial services company that became the bank holding company for Salisbury Bank and Trust Company on August 24, 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (Salisbury Bank), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank was formed in 1925 by a merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust Company founded in 1874.

A commercial bank with assets of $575,470,000 at December 31, 2010, Salisbury Bank's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the needs of its customers. The Bank also has a full-service Trust and Wealth Advisory Services Division which offers financial planning, trust and estate administration, and investment management services. Salisbury Bank has eight full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan, Connecticut; South Egremont and Sheffield, Massachusetts; and Dover Plains and Millerton, New York, serving customers primarily from Litchfield County in Connecticut, Berkshire County in Massachusetts, and Dutchess and Columbia Counties in New York.

# Shareholder Information

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the NYSE Amex Equities. For more information, visit our website at www.salisburybank.com and click on Shareholder Relations, or contact:

Shelly L. Humeston
Secretary
Salisbury Bancorp, Inc.
P.O. Box 1868
Lakeville, CT 06039-1868
860.435.9801

**Transfer Agent**

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1.800.368.5948
www.rtco.com

**Dividend Reinvestment and Stock Purchase Plan**

For more information and enrollment forms, visit www.salisburybank.com and click on Shareholder Relations.

**Independent Auditors**

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

## 3 States, 8 Branches, Tri-State Service


MA
Columbia
Berkshire
SOUTH EGREMONT
SHEFFIELD
NY
CANAAN
MILLERTON
SALISBURY
LAKEVILLE
SHARON
Dutchess
Litchfield
DOVER PLAINS
CT

**Lakeville Office**
*5 Bissell Street*
*Post Office Box 1868*
*Lakeville, CT 06039*
*860.435.9801*

**Canaan Office**
*100 Main Street*
*Post Office Box 757*
*Canaan, CT 06018*
*860.824.5423*

**Dover Plains Office**
*5 Dover Village Plaza*
*Post Office Box 693*
*Dover Plains, NY 12522*
*845.877.9850*

**Millerton Office**
*87 Main Street*
*Post Office Box 768*
*Millerton, NY 12546*
*518.789.9802*

**Salisbury Office**
*18 Main Street*
*Post Office Box 407*
*Salisbury, CT 06068*
*860.435.9801*

**Sharon Office**
*29 Low Road*
*Post Office Box 7*
*Sharon, CT 06069*
*860.364.0500*

**Sheffield Office**
*640 North Main Street*
*Post Office Box 1069*
*Sheffield, MA 01257*
*413.229.5000*

**South Egremont Office**
*51 Main Street*
*Post Office Box 313*
*South Egremont, MA 01258*
*413.528.5100*

**Salisbury Trust Wealth Advisory Services**
*19 Bissell Street*
*Post Office Box 1868*
*Lakeville, CT 06039*
*860.435.9801*

**Off-site ATMs**

**Sharon Hospital**
*50 Hospital Hill Road*
*Sharon, CT 06069*
*Located on the first floor*

**Geer Village**
*77 South Canaan Road*
*Canaan, CT 06018*
*Located on the first floor*


SALISBURY BANK
enriching

salisburybank.com


SALISBURY BANCORP, INC.

salisburybank.com

Printed on recycled paper.